

OTIS

Notice of Annual Meeting of Shareholders and Proxy Statement

2022

We are Otis

We are the world's leading company for elevator and escalator manufacturing, installation and service.

You'll find us in the world's most iconic structures, as well as residential and commercial buildings, transportation hubs and everywhere people are on the move.

Our Vision

We give people freedom to connect and thrive in a taller, faster, smarter world.

The Otis Absolutes

In realizing our vision, our colleagues are guided by our commitment to The Otis Absolutes:

Safety

We are in the safety business. The well-being of our colleagues, our customers and the riding public is paramount.

EVERYTHING DEPENDS ON MOVING PEOPLE SAFELY.

Ethics

We strive to be a trusted company, and the employer and supplier of choice. Doing business the ethical, lawful and honest way is who we are, and our reputation depends on it.

DOING BUSINESS THE RIGHT WAY – IT'S WHO WE ARE.

Quality

We stand for delivering quality results in everything we do – from engineering, manufacturing, installation and service, to selling, marketing and financial reporting.

WE DELIVER QUALITY RESULTS IN EVERYTHING WE DO.

Creating value in 2021

In 2021, Otis Worldwide Corporation ("Otis") continued to connect with our customers and colleagues to drive results. The power of these connections enabled us to deliver strong financial performance, execute against our long-term strategy, support the evolving needs of our customers and passengers, and create an environment where each and every Otis colleague feels safe, welcomed and heard.

Our reach is global, our people are local

 We maintain more than
2.1 million customer
units worldwide

 We serve customers in more than
200 countries and territories

 We have approximately **70,000** colleagues, including over **41,000** field professionals

 We have over **1,400** branches and offices and a direct physical presence in approximately **80 countries**

Executing on our strategy

We are focused on optimizing our business model and driving returns for shareholders. Our strategy is growth-oriented, and our business is focused on executing against our strategic pillars. A foundation of our strategy is a disciplined capital allocation that supports sustainable growth and returns to shareholders.

STRATEGIC PILLARS	2021 RESULTS
Sustain New Equipment growth	• Grew New Equipment share by approximately 115 basis points[1] • Launched our first digitally connected elevator platforms – Gen360 and Gen3 • Booked largest number of annual New Equipment units in Otis history • Expanded both the product range and market coverage of the Gen2 Prime • Increased sales force and networks in key markets and improved effectiveness in targeted countries • Continued to expand sales to key accounts in China • Improved installation efficiency across all regions • Enhanced our position in the fast-growing infrastructure segment
Accelerate Service portfolio growth	• Leveraged Otis' digital ecosystem to improve equipment uptime, passenger experience and productivity with over one-third of global units connected • Increased use of digital tools and a specialized service organization to improve productivity, customer satisfaction and retention • Deployed targeted initiatives to improve New Equipment conversion, retention and recapture of Otis units back to the portfolio • Expanded service portfolio 3% for highest growth in a decade
Advance digitalization	• Launched Compass Infinity Artificial Intelligence Predictive Dispatching, which adapts to building traffic needs • Enhanced our cloud-based data analytics capability to improve internal decision-making and productivity • Delivered enriched service and new equipment installation visibility to field professionals in 30 countries, improving customer satisfaction • Deployed Field Mobility Applications to 33 countries, increasing quality and service while delivering significant productivity benefits • Strengthened our core front office and collaboration suite by completing the migration of workplace services to a modern management solution • Leveraged e-commerce technology to enable a completely on-line customer ordering process for the Gen2 Prime solution
Focus and empower our workforce	• Continued to strengthen our culture, reinforcing our commitment to our Otis Absolutes and diversity, equity and inclusion ("DE&I") through our Commitment to Change • Accelerated anti-racism, unconscious bias and inclusion learning for colleagues at all levels of the organization • Created and implemented DE&I advisory groups at the enterprise, regional and local levels • Promoted and expanded mental health and well-being benefits, policies and practices to support all colleagues • Continued to develop process discipline around safety, our First Absolute, with an emphasis on ownership through global safety stand-downs, stop-work authority and speak-up culture that empowers our workforce to continuously improve outcomes for our colleagues and customers

[1] Based on Otis internal estimates.

Our pandemic response

The pandemic has presented unprecedented risks to our colleagues' safety and health. Otis COVID-19 task force teams were created early in the pandemic to support leaders and colleagues globally. In consultation with global and local health resources, these teams have played a critical role in offering expertise and developing informed recommendations for our business response, recovery and return to on-site work strategy. As the situation evolves, global, regional and functional leaders continue to collaborate to share best practices, formalize frameworks and communicate guidance, while recognizing the flexibility necessary to accommodate local orders and policies.

We have covered the cost of COVID-19 testing and treatment for our U.S.-based colleagues and covered family members under our benefits plans. Where possible, we offer remote work flexibility. Several facilities, including in Shibayama, Japan, Florence, South Carolina, and Berlin, Germany, have served as vaccination sites, providing an important layer of protection to keep our colleagues safe. In parts of Europe where vaccines were readily available, we provided time off work for colleagues to get vaccinated.

We also have published a comprehensive manual – "Our new workplace: A guide to protecting your health" – to assist colleagues in navigating the work environment during the COVID-19 pandemic. The guide provides information on resources and benefits available to colleagues and describes procedures for creating and maintaining a safe and healthy work environment, including safe workplace measures and protocols for reporting of cases and exposures.

Financial highlights

Otis delivered excellent financial results in 2021. We grew organic sales and operating profit, expanded operating profit margins and achieved earnings per share ("EPS") growth[1] amid a challenging macroeconomic environment. We also generated $1.75 billion in operating cash flow ($1.6 billion in free cash flow)[1] enabling us to strategically deploy capital, raise our dividend by 20% and complete approximately $450 million in debt reduction and $725 million in share repurchases, while announcing a tender offer for the remaining interest in Zardoya Otis, S.A. ("Zardoya Otis").

SALES
(in billions)

		% change from 2020
GAAP	14.3	**8.9% organic sales[1] increase**

OPERATING PROFIT
(in billions)

		% change from 2020
GAAP	2.1	29%
Adjusted[1]	2.2	14%

CASH FLOW
(in billions)

		% change from 2020
Operating Cash Flow	1.75	18%
Free Cash Flow[1]	1.6	23%

DILUTED EARNINGS PER SHARE

		% change from 2020
GAAP	$2.89	39%
Adjusted[1]	$3.01	19%

[1] As defined more fully in Appendix A on pages 89-92, Otis refers to non-GAAP sales as organic sales, non-GAAP operating profit as adjusted operating profit, non-GAAP cash flow as free cash flow and non-GAAP diluted earnings per share as adjusted EPS. Appendix A also provides a reconciliation of these non-GAAP financial measures to the corresponding GAAP financial measures.

OTIS

Sustaining connections – ESG at Otis

A focus on environmental, social and governance ("ESG") issues has been fundamental at Otis for decades. They are embedded in our Otis Absolutes as well as in our strategy, culture and programs. Our journey as an independent public company, and throughout the COVID-19 pandemic, has drawn additional attention to ESG-related topics, and our Board of Directors is directly engaged in review and oversight of these important issues.

In 2021, we conducted our first materiality assessment to identify and prioritize the ESG topics that are most important to Otis and our stakeholders. Through this process, we identified 13 topics within our four key areas of focus that align with the strategic imperatives that form our business strategy.

We have set goals within each of these areas, aligned to the U.N. Sustainable Development Goals ("SDGs"), on which we can have the greatest impact:



Sustain New Equipment Growth
Accelerate Service Portfolio Growth
Advance Digitalization
Focus & Empower Our Organization
Connect & Thrive
Health & Safety
Environment & Impact
People & Communities
Governance & Accountability

HEALTH & SAFETY

Aligned material issues

- Workforce well-being, health & safety
- Product quality & reliability
- Public health, safety & accessibility

Goals

- Commit to achieve a zero-harm workplace
- Expand availability of well-being and resilience services to all colleagues worldwide through an Employee Assistance Program by 2023
- Educate all field professionals and subcontractors annually on the life-saving Cardinal Rules, our fundamental work-safety principles

ENVIRONMENT & IMPACT

Aligned material issues

- Emissions, energy & climate change
- Waste
- Product design & sustainable innovation

Goals

- Achieve a 50% reduction of Scope 1 and Scope 2 emissions by 2030
- Reach carbon neutrality for factory electricity by 2030
- Achieve 100% factory eligibility for zero-waste-to-landfill certification by 2025
- Complete ISO 14001 certification for all factories by 2025

PEOPLE & COMMUNITIES

Aligned material issues

- Diversity, equity & inclusion
- Community engagement
- Colleague development, engagement & retention

Goals

- Achieve gender parity in our executive ranks by 2030
- Increase colleague favorability for the inclusive culture category in the company's engagement survey by 4 percentage points by 2025
- Direct 50% of total global giving to science, technology, engineering and math ("STEM") programs by 2025
- Impact 15,000 students globally through STEM-focused programming across the learning and vocational training continuum to improve livelihoods and help build the workforce of tomorrow by 2030
- Dedicate 500,000 colleague volunteer hours in support of vibrant communities, STEM education and social equity efforts globally by 2030

GOVERNANCE & ACCOUNTABILITY

Aligned material issues

- Regulatory, compliance & anti-corruption
- Ethics & integrity
- Sustainable supply chain
- Cybersecurity, data privacy & intellectual property

Goals

- Award at least 20% of U.S. supplier spend annually to diverse suppliers[1]

[1] Diverse supplier is defined as minority-owned, small business and/or operating in an economically challenged zone.

"Now more than ever, I believe it's our responsibility to honor the generations that came before us, to sponsor the generations that come after us, and to deliver for the generations that are here today."

– Judy Marks, Otis Chair, Chief Executive Officer and President

2021 highlights

HEALTH & SAFETY

Educated **100%** of field professionals and subcontractors on life-saving Cardinal Rules

Commissioned an airflow research study that concluded that short elevator rides pose relatively low risk for COVID-19 exposure

ENVIRONMENT & IMPACT

100% of global factories achieved ISO 14001 certification, four years ahead of our goal

Initiated a zero-waste-to-landfill pilot at our Florence, South Carolina, factory

Launched the Otis Gen360 connected elevator designed to offer higher energy efficiency and a lighter carbon footprint than comparable Gen2 configurations

Issued our first CDP climate change disclosure as an independent company

PEOPLE & COMMUNITIES

1st in our industry to join the Paradigm for Parity coalition, pledging to achieve gender parity among executives by 2030

~100% of people managers received unconscious bias training, delivered across 34 languages

Partnered with industry and community-based organizations to increase diversity in our U.S. mechanic talent pool

Launched custom-built scenario based learning to colleagues focused on our company values and The Otis Absolutes

Student teams from 14 schools across nine countries and territories made history as the first cohort to complete Otis' inaugural Made to Move Communities global student challenge

GOVERNANCE & ACCOUNTABILITY

Established 13 ESG targets that align with the U.N. Sustainable Development Goals

Introduced Ethics Talk, a series of companywide supervisor-led conversations on ethical challenges that colleagues face

Formalized our commitment to ESG by conducting our first materiality assessment and launching an ESG resource page on our website

Achieved our annual U.S. diverse supplier spend goal in 2021

Published our inaugural ESG Report in advance of our 2022 Annual Meeting of Shareholders. For more on Otis' commitment to ESG, we invite you to review our 2021 ESG Report on our website at **www.otisinvestors.com** under "ESG"

OTIS

Independent lead director letter



TO OUR SHAREHOLDERS:

2021 was a year of unprecedented challenges, testing our resiliency in ways many of us could not have predicted. Through strong and nimble leadership and a sharp focus on its key business strategies, I am pleased to report that Otis rose to meet these challenges head on, achieving robust results and delivering on our commitments. Following two years of robust performance as an independent company, I believe that this Board is well-positioned to continue to provide strong oversight, insightful guidance and an independent perspective to a highly qualified management team dedicated to Otis' success and focused on the future.

STRONG PERFORMANCE

Otis delivered strong financial performance in 2021 by driving near- and long-term strategic priorities while continuing to navigate the COVID-19 pandemic and related macroeconomic pressures. And despite these pressures, we focused on driving growth. In 2021, we continued to demonstrate our commitment to shareholder-friendly capital allocation, including by returning $725 million to shareholders through share repurchases and raising our dividend by 20%. In addition, Otis' announced tender offer to acquire the remaining interest in its publicly traded, majority-owned subsidiary, Zardoya Otis, is expected to be accretive to earnings per share and allow us to simplify our corporate structure, streamline management of our business and generate operational efficiencies.

TRUE TO OUR VALUES

Our commitment to you, our shareholders, goes beyond financial performance. We remain fully committed to our culture grounded in The Otis Absolutes of Safety, Ethics and Quality. This common thread is woven throughout our global enterprise and connects our 70,000 colleagues around the world. And ESG continues to be fundamental to Otis' culture as well. We are making strides to minimize the environmental impact of our products, operations and services both for ourselves and our customers. In addition, we remain committed to making Otis more diverse, equitable and inclusive. Whether by tackling unconscious bias through global learning programs, partnering with community-based organizations to attract a more diverse workforce, or providing free and accessible mental health resources to our colleagues around the world, we are focused on making Otis a better place to work and making the world a better place to live.

As Chair of the Compensation Committee, I am particularly pleased that management proposed – and this Board approved – the integration of defined global ESG targets into Otis' short-term incentive compensation program, specifically around reduction of greenhouse gases and achieving gender parity within the company's executive ranks. This bold action sets the course for the Otis of the future, driving accountability and making clear that our commitment to ESG is both deep and enduring.

BOARD AND LEADERSHIP STRUCTURE

In December 2021, the Board elected Judy Marks as its Chair, in addition to her role as Chief Executive Officer and President. This election speaks to the highly productive and mutually respectful working relationship between Judy and the Board and to Otis' strong performance under Judy's leadership.

I am extremely proud to serve as independent Lead Director on the Otis Board alongside a talented group of directors. With its proven executive leadership experience in a variety of industries, diverse backgrounds and perspectives, and a passion for Otis' mission, culture, strategy and long-term success, this Board – alongside Otis management – is well-equipped to create and sustain long-term value for our shareholders while continuing to drive accountability and innovation in an industry poised for the future. I look forward to continued engagement with you, our shareholders, and respectfully request your support for the board-recommended proposals contained in this Proxy Statement.

Yours truly,

JOHN H. WALKER
INDEPENDENT LEAD DIRECTOR AND
CHAIR OF THE COMPENSATION COMMITTEE

Notice of 2022 Annual Meeting of Shareholders

Meeting information



DATE AND TIME:
May 19, 2022
9:00 a.m. Eastern time



LOCATION:
We will be holding our 2022 Annual Meeting of Shareholders ("Annual Meeting")
virtually via live webcast.
To attend, vote or submit questions during the Annual Meeting, please see "How to attend" below. You will not be able to attend the meeting in person.
For more information, see "Virtual Annual Meeting."

Your vote is important. Please submit your proxy or voting instructions as soon as possible.

Agenda

1.	Election of the nine director nominees listed in the Proxy Statement
2.	Advisory vote to approve executive compensation
3.	Appointment of PricewaterhouseCoopers LLP to serve as independent auditor for 2022
4.	Shareholder proposal, if properly presented at the meeting
5.	Other business, if properly presented

Who may vote:

If you owned shares of Otis common stock at the close of business on March 21, 2022, you are entitled to receive this Notice of the 2022 Annual Meeting of Shareholders and to vote at the meeting, either online or by proxy.

How to attend:

To attend the meeting, please go to www.virtualshareholdermeeting.com/OTIS2022. To participate by voting or submitting questions during the Annual Meeting, you will need to log in to www.virtualshareholdermeeting.com/OTIS2022 using the control number located on your Notice of Internet Availability of Proxy Materials ("Notice of Internet Availability"), proxy card or voting instruction form. You will not be able to attend the Annual Meeting in person.

Please review your 2022 Proxy Statement ("Proxy Statement") and vote using one of the methods described on the following page.

By Order of the Board of Directors.

TOBY W. SMITH
VICE PRESIDENT, CORPORATE SECRETARY

OTIS

How to Vote



INTERNET
Online during the Virtual Annual Meeting:
Go to www.virtualshareholdermeeting.com/OTIS2022 and follow the instructions on the website.
Online in advance of the Virtual Annual Meeting:
Up until 11:59 p.m. Eastern time on May 18, 2022, go to www.proxyvote.com and follow the instructions on the website



TELEPHONE
Up until 11:59 p.m. Eastern time on May 18, 2022, call 1-800-690-6903



MAIL
Sign, date and return your proxy card or voting instruction form in the enclosed postage-paid envelope

Important notice regarding the availability of proxy materials for the Annual Meeting to be held on May 19, 2022. This Notice of the 2022 Annual Meeting of Shareholders and Proxy Statement and our 2021 Annual Report to Shareholders ("2021 Annual Report") are available free of charge at www.proxyvote.com. References in either document to our website or any third-party website are for the convenience of readers, and information available at or through these websites is not a part of nor is it incorporated by reference in the Proxy Statement or 2021 Annual Report.

The Board of Directors (the "Board") is soliciting proxies to be voted at our Annual Meeting on May 19, 2022, and at any postponed or reconvened meeting. We expect that the proxy materials or a Notice of Internet Availability will be mailed and made available to shareholders beginning on or about April 8, 2022. At the Annual Meeting, votes will be taken on the matters listed in this Notice of 2022 Annual Meeting of Shareholders.

Virtual Annual Meeting

For our Annual Meeting, we have adopted a virtual meeting format. This format enables shareholders to participate regardless of geographic location or physical or resource constraints. It also safeguards the health and safety of our shareholders, colleagues and members of our Board. All that is required is an internet-connected device.

How will the Annual Meeting be held?

The Annual Meeting will be held via live webcast through an online virtual meeting platform that allows shareholders around the globe to listen to the entire meeting on their computer or other device and submit questions. Members of management, our Board and a representative of our independent auditor will be in virtual attendance.

How can shareholders attend and participate in the Annual Meeting?

Only shareholders of record and beneficial owners as of March 21, 2022, the record date, may attend or participate in the meeting by voting or submitting questions. To attend and participate, go to www.virtualshareholdermeeting.com/OTIS2022 and log in using the 16-digit control number included on your Notice of Internet Availability, Proxy Card or voting instruction form.

On the day of the Annual Meeting, May 19, 2022, shareholders may begin to log in to the online virtual meeting platform beginning at 8:45 a.m. Eastern time. The meeting will begin promptly at 9:00 a.m. Eastern time. Please allow ample time to log in.

How can shareholders receive technical assistance in connection with the Annual Meeting?

Beginning at 8:45 a.m. Eastern time on the day of the meeting, we will have technicians ready to assist you with any technical difficulties you may have logging in to or accessing the Annual Meeting. If you encounter any difficulties accessing the Annual Meeting during the check-in or meeting time, please call the technical support number that will be posted on the online virtual meeting platform log-in page.

How can shareholders submit questions at the Annual Meeting?

Once logged in to the virtual meeting platform as instructed above, shareholders may submit questions directly by following the instructions on the website. We will answer as many shareholder-submitted questions that are appropriate and pertinent to the meeting matters as time permits during the Annual Meeting. Substantially similar questions may be answered as a group.

YOU WILL NOT BE ABLE TO ATTEND THE ANNUAL MEETING IN PERSON.

OTIS

Table of contents

Proxy Statement summary

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting.

Proxy voting roadmap

PROPOSAL 1

Election of directors

BOARD RECOMMENDATION:

FOR **Each Director Nominee**

PAGE
16

PROPOSAL 2

Advisory vote to approve executive compensation

BOARD RECOMMENDATION:

FOR

PAGE
41

PROPOSAL 3

Appoint an independent auditor for 2022

BOARD RECOMMENDATION:

FOR

PAGE
75

PROPOSAL 4

Shareholder proposal, if properly presented at the meeting

BOARD RECOMMENDATION:

AGAINST

PAGE
77

OTIS

Governance and Board highlights

Foundation of good governance

Otis is committed to best corporate governance practices. Our governance structure reflects processes from across industries that we believe provide the basis for effective board oversight. Our governance is dynamic, reflecting the Board's continuous review of best practices and goal of maintaining optimum effectiveness. Below are Otis' key corporate governance practices, together with where in this Proxy Statement and/or other publicly available documents you may find further information on these practices. Publicly available documents such as our Corporate Governance Guidelines ("CGG"), Certificate of Incorporation, Bylaws, Committee Charters and The Otis Absolutes are available on our website at www.otisinvestors.com/governance/governance-documents.

Board independence and composition

7 of 9 director nominees are independent
page 36

All committees are composed of independent directors only
pages 22-24

Fresh perspectives – the tenure of six of our seven independent directors on the Otis Board or that of its predecessor, United Technologies Corporation ("UTC"), is less than three years[1]
pages 16, 31 and 32

Independent Lead Director has expansive responsibilities
pages 17-18
CGG

Private sessions of independent directors are held following each regularly scheduled Board and committee meeting without management present; presided by the Lead Director or committee chair
CGG

All directors are elected annually
page 26
Bylaws and Certificate of Incorporation

Overboarding is prohibited – all directors are restricted in the number of other boards on which they may serve
page 26
CGG

Majority voting standard applies for uncontested elections; resignation policy is in place if a director fails to receive the majority of votes cast
CGG

Director engagement

5 Board meetings and 19 committee meetings in 2021
page 36

100% director attendance at Board and committee meetings in 2021
page 36

Robust onboarding education program for all directors
page 29
CGG

Annual self-evaluations completed by all directors
page 28
CGG

ESG matters

Strong commitment to DE&I
pages 3-4
2021 ESG Report

The Otis Absolutes, our code of ethics, applies to all colleagues globally as well as the Board
The Otis Absolutes and CGG

Extensive ESG program and active Board and committee oversight of ESG matters in place
page 21
2021 ESG Report

Compensation practices

At-risk compensation makes up approximately 90% of our CEO's target compensation opportunity and not less than 75% for other Named Executive Officers ("NEOs")
page 49

Strong clawback provisions
page 56

Careful consideration of risk
page 56

Shareholder rights

Nomination of director candidates available through the proxy access process; properly made shareholder nominations considered by the Nominations and Governance Committee
Bylaws

Request for a special meeting of shareholders can be made by shareholders holding at least 15% of outstanding shares of Otis common stock for at least one year
Bylaws

No dual class or cumulative voting structure – one vote per share
Certificate of Incorporation

No supermajority shareholder vote requirements or poison pill plan
Bylaws and Certificate of Incorporation

Stock ownership requirements

Robust stock ownership requirements for directors and executive officers
pages 40 and 56
CGG

Prohibition on hedging and pledging of our common stock by directors and colleagues (including officers)
page 56

---

[1] Harold W. McGraw III served as a UTC director from September 2003 until Otis was spun off by UTC into a separate publicly traded company on April 3, 2020 (the "Separation").

Our director nominees

The Board has nominated nine individuals for election to the Otis Board upon recommendation of the Nominations and Governance Committee. These nominees are deeply experienced executives with the highest integrity and represent a highly diverse collection of backgrounds, experience, skills and perspectives. The nominees have led and advised companies as executive officers, chairmen, managing or lead partners and directors in a wide range of sectors, including manufacturing, asset management, consumer products, professional services and transportation. Each of the nominees is a current Otis director, appointed in connection with the Separation. During their second year of service on the Otis Board, the nominees have proven that they work well together with respect, agility and dedication.

INDEPENDENT


Jeffrey H. Black, 67
Former Senior Partner and Vice Chairman, Deloitte LLP

Board Committees:
Audit **(Chair)**


Kathy Hopinkah Hannan, 60
Former Global Lead Partner, National Managing Partner and Vice Chairman, KPMG, LLP

Board Committees:
Audit, Nominations and Governance


Shailesh G. Jejurikar, 55
Chief Operating Officer, The Procter & Gamble Company

Board Committees:
Audit, Compensation


Harold W. McGraw III, 73
Former Chairman, President & CEO, McGraw-Hill Companies

Board Committees:
Compensation, Nominations and Governance


Margaret M. V. Preston, 64
Former Managing Director, U.S. Wealth Management, TD Bank

Board Committees:
Compensation, Nominations and Governance **(Chair)**


Shelley Stewart, Jr., 68
Former Chief Procurement Officer, E. I. du Pont de Nemours and Company

Board Committees:
Audit, Nominations and Governance


John H. Walker, 64
Former Chairman and CEO, Global Brass and Copper Holdings, Inc.

Board Committees:
Compensation **(Chair)**

NON-INDEPENDENT


Christopher J. Kearney, 66
Former Executive Chair, Otis Worldwide Corporation
Former Chairman, SPX FLOW Inc.


Judith F. Marks, 58
Chair, Chief Executive Officer and President, Otis Worldwide Corporation

OTIS

Focus on Board diversity

Otis places great emphasis on diversity across multiple dimensions – including gender, race, ethnicity, sexual orientation, background, perspective and experience – in its workplace, and the Board is no exception. The Nominations and Governance Committee actively considers diversity in recruitment and nomination of directors and assesses its effectiveness in this regard when reviewing the composition of the Board. The current composition of our Board reflects those efforts and the importance of diversity to the Board.[1] Further, the Nominations and Governance Committee itself is specifically composed of a diverse group of directors, which gives it a strong foundation for considering diversity in Board leadership and governance matters.

BOARD NOMINEES

56%

5 of 9 members of the Board are diverse



33%
Women
40%
Leadership roles held by women[2]
33%
Ethnic/racial diversity





1 African American
1 Native American Indian
1 Indian American

NOMINATIONS AND GOVERNANCE COMMITTEE

75%

3 of 4 members of the committee are diverse



50%
Women
50%
Ethnic/racial diversity



1 African American
1 Native American Indian

Independent, engaged Board with global perspectives

100%

Board and committee meeting attendance in 2021



78%
Independence
89%
Global experience



(1) For further details on the diversity of our nominees, please refer to the "Our Board nominees – Nominee skills and attributes matrix" section.

(2) Leadership roles defined as the Chair of the Board, Lead Director and the chairs of each committee.

Board qualifications

Our Board values the varying perspectives that individuals of differing backgrounds and experiences bring. Each of our nominees meets the fundamental criteria required to be an Otis Board member:

- Objectivity and independence
- Loyalty
- Commitment to enhance long-term shareholder value

- Broad, senior-level experience
- Diversity
- Capacity to devote time required

- Professional and personal ethics
- Alignment on corporate purpose

Our nominees as a group also possess the following highly valuable skills and attributes that the Board has identified as most relevant and desirable to support and guide Otis in excelling now and into the future:



Senior industry leadership	8/9
Environmental, social and governance	9/9
Innovation and optimization	5/9
Financial or financial reporting	8/9
Risk management	8/9
Global	8/9
Diversity	5/9

OTIS

Executive compensation highlights

Introduction of performance vesting equity in our 2021 LTI program

In 2021, we added performance share units ("PSUs") to our long-term incentive ("LTI") program. PSUs are payable in shares based upon our achievement of three-year performance goals and our relative total shareholder return ("TSR"). For 2021, 50% of our LTI program opportunity was granted as PSUs and the remaining 50% was equally split between restricted stock units ("RSUs") and stock appreciation rights ("SARs").

New for 2021



50% PSUs

PSUs vesting tied to:
- 3-year cumulative adjusted earnings per share
- 3-year average organic sales growth
- relative TSR
- continued employment

25% RSUs

RSUs and SARs vest one-third per year, subject to continued employment

25% SARs

2021 STI results

Otis had strong performance for both our New Equipment and Service segments and across all of regions (the Americas, Asia-Pacific, China, and Europe, the Middle East and Africa ("EMEA") regions). Given these strong results, our NEOs received 2021 short-term incentive ("STI") payments of between 144% and 184% of target, before any individual performance adjustments.

Addition of ESG multiplier to our 2022 STI program

We have added an ESG multiplier to our 2022 STI program. The 2022 STI payout factor may be increased or decreased by a multiplier factor of 1.1 to 0.9 based on our progress in 2022 toward achieving a 50% reduction in our Scope 1 and Scope 2 greenhouse gas emissions by 2030 and progress toward achieving gender parity across our executive ranks by 2030.

Corporate governance

Proposal 1:
Election of directors

- We are seeking your support for the election of the nine individuals whom the Board has nominated to serve as directors for a one-year term beginning on the date of the Annual Meeting.
- All the nominees are current directors of Otis, first appointed in connection with the Separation in April 2020.
- The Board believes that the nominees have the qualifications consistent with our position as a global leader in the elevator and escalator manufacture, installation and service industry with operations worldwide.

THE BOARD RECOMMENDS A VOTE FOR EACH DIRECTOR NOMINEE:

 **Jeffrey H. Black**

 **Kathy Hopinkah Hannan**

 **Shailesh G. Jejurikar**

 **Christopher J. Kearney**

 **Judith F. Marks**

 **Harold W. McGraw III**

 **Margaret M. V. Preston**

 **Shelley Stewart, Jr.**

 **John H. Walker**

OTIS

Our Board leadership structure

Chair and Chief Executive Officer

On December 8, 2021, the Board elected Judith F. Marks as its Chair, effective February 3, 2022. Ms. Marks also continues in her current role as CEO and President of Otis. She succeeded Christopher J. Kearney, who served as Executive Chair from April 2020 until Ms. Marks was elected Chair. Mr. Kearney remains on the Board.

Otis has no fixed policy on whether the roles of Chair and CEO should be separate or combined, but rather allows the Board to determine the best structure based on the circumstances.

The previous leadership structure was put in place by our former parent company to help ensure Otis' success during the transition to an independent, publicly traded company. Following two years of strong performance as an independent company, the Board believes that the interests of shareholders are best served by combining the role of Chair and CEO in Ms. Marks. The Board considered several factors in reaching this decision, including that:

- Ms. Marks has led Otis as President since 2017, was named CEO in 2019 and has served as a director since Otis became an independent, publicly traded company in April 2020.
- Under Ms. Marks' leadership, Otis has delivered strong financial performance by driving near- and long-term strategic priorities, all while navigating the COVID-19 pandemic and related industry and macroeconomic pressures.
- Ms. Marks has proven to be an exceptional leader – setting a vision, creating an environment of success, removing obstacles and driving results – and the Board is confident in her ongoing leadership of the Otis business and the Board.
- Combining the roles of Chair and CEO promotes decisive decision-making as Otis implements its long-term strategy and seeks to achieve sustainable growth and value creation for our customers, colleagues, communities and shareholders.
- The Board has a strong, independent Lead Director with responsibility to ensure leadership and oversight independent of company management.

Independent Lead Director

As the Chair and CEO is a member of Otis management and therefore not independent, the Corporate Governance Guidelines require the independent directors to annually select an independent member to serve as Lead Director. The Lead Director acts in an advisory capacity to the Chair and CEO and to Otis management in matters concerning the interests of the organization and the Board and relationships between Otis management and the Board. The independent directors have selected John H. Walker to continue as Lead Director.

To promote strong and independent oversight of Board activities, Otis has delineated clear responsibilities for the Lead Director. For example, the Lead Director has final approval authority of all Board meeting schedules, agendas and materials and is authorized to call special meetings of the Board, committees and private sessions of independent directors. In addition, the Lead Director is responsible for providing annual and ongoing feedback to the Chair and CEO on various topics, including her performance, the functioning of the Board and any other issues or concerns that may arise.

We are confident that all our directors understand their roles and are committed to acting in the best interest of Otis. In clearly defining the responsibilities of the Chair and CEO and Lead Director roles, respectively, we believe that we are striking the right balance to ensure effective leadership of the Board independent of Otis management. In continuing in the role of Lead Director, Mr. Walker is well-positioned to provide a strong, independent perspective commensurate with his responsibilities.

Roles and Responsibilities

The key responsibilities of the combined Chair and CEO and the Lead Director are incorporated into our Corporate Governance Guidelines and described below.

Chair and CEO

- Develops meeting schedules and agendas
- Ensures Board materials are appropriate, sufficient and high quality
- Presides at all meetings of the full Board
- Presides at annual and special shareholder meetings
- Has authority to call special meetings of the Board
- Fosters open and inclusive environment at Board meetings
- Identifies director candidates for the Board in consultation with the Nominations and Governance Committee and Lead Director
- Assists the Nominations and Governance Committee with the screening and evaluation of director candidates
- Assists the Nominations and Governance Committee with the selection of committee chairs

Lead Director

- Has final approval of meeting schedules, agendas and Board materials
- Presides at private meetings of independent directors and at Board meetings when Chair and CEO is not present
- Has authority to call special meetings of the Board, committees and private sessions of the independent directors
- Jointly leads, with the Chair of the Nominations and Governance Committee, the Board self-evaluation process and works with that Committee to address issues that arise
- Communicates the Board's annual performance evaluation and provides ongoing feedback to the Chair and CEO
- Serves as principal liaison between the independent directors and the Chair and CEO, as necessary
- Assists the Chair and CEO and the Nominations and Governance Committee with the identification, screening and evaluation of director candidates
- Assists the Nominations and Governance Committee with the selection of committee chairs
- Authorizes retention of outside advisors who report directly to the Board
- Meets, as representative of the Board, with representatives of significant stakeholder constituencies

OTIS

Board responsibilities and oversight

Areas of Board oversight

The Board is responsible for overseeing Otis' business and activities. Board oversight is divided into several key areas, with oversight responsibility delegated in some instances from the Board as a whole to one or more of its committees. Key areas of Board oversight are set forth below. More information about committee oversight and responsibilities is set forth in the "Board responsibilities and oversight – Board committees" section.

STRATEGY

While management is responsible for executing Otis' strategy, the Board actively engages with management to guide, inform and advise on that strategy in order to support and promote long-term shareholder value. ESG is an integral part of Otis' business strategy.

- The Board receives updates from management on the status of company performance, key strategic initiatives, global socioeconomic conditions, public policy issues relevant to Otis and its stakeholders, competitive trends, capital markets and other developments.
- The Board has oversight responsibility over capital allocation policy, including financings, dividends, share repurchases, and significant investments and capital appropriations.
- Throughout the year, the Board, through its committees, is briefed on, discusses and gives guidance on strategies for issues falling under the oversight of those committees, such as sustainability, corporate social responsibility, DE&I and governance matters.
- The Board's varied experiences and perspectives allow it to probe and, if appropriate, challenge management's assumptions and conclusions on strategies and their implementation.
- Engagement by the entire Board is supported and promoted through discussions at private sessions of the independent members of the Board following every Board meeting led by the independent Lead Director and following every Board committee meeting led by its committee chair.

RISK MANAGEMENT

Successful execution of a robust and innovative business strategy involves accepting a certain measure of risk. Otis identifies, assesses, monitors and manages risks through its comprehensive enterprise risk management ("ERM") program that conforms to the Enterprise Risk Management – Integrated Framework established by the Committee of Sponsoring Organizations of the Treadway Commission. The Board works with management to develop appropriate risk tolerances and oversees and monitors the management of risks that could significantly affect the company's operations, growth or reputation. Risk oversight is aligned with the Board's oversight of Otis' strategies and business plans. Thus, the Board regularly receives reports on the risks implicated by the company's strategic decisions concurrent with the deliberations leading to those decisions. The full Board annually participates in an update on the ERM program, and the Board, including through its committees, is briefed on these risks periodically. The Board, its committees and management work together on risk management as follows:

BOARD OF DIRECTORS

The full Board has oversight responsibility for the following areas of risk and risk management:

- Overall risk management program and structure and risk tolerance levels
- Selection and evaluation of senior executive management
- Company culture and engagement
- Management succession planning and development
- Business objectives and major strategies
- Risks deemed significant

Otis' Board and its committees receive regular reports from our head of Internal Audit, our General Counsel and other senior management regarding ERM; litigation and legal matters; compliance programs and risks; and other applicable risk-related policies, procedures and limits. We believe that our leadership structure supports our risk oversight function.

The Board delegates certain risk management responsibilities to committees upon recommendation from the Audit Committee. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire Board is regularly informed through committee reports about such risks.

Risk oversight delegated to committees includes:

AUDIT COMMITTEE	COMPENSATION COMMITTEE	NOMINATIONS AND GOVERNANCE COMMITTEE
• ERM policies and practices • Financial statements and ESG disclosures, reporting and controls • Legal, ethical and regulatory compliance • Financial and capital • Cybersecurity and privacy	• Executive incentive plan performance metrics and goals, including ESG factors • Compensation levels for senior leaders • Pay equity • CEO performance goals • Stock ownership requirements • Clawback policies	• Director qualifications and nomination, including ensuring a diverse Board • Director independence • Assessment of Board effectiveness • Board refreshment • Corporate governance • Health & safety • Corporate social responsibility and charitable giving • Sustainability and climate-related risks • DE&I • Public policy issues • Shareholder engagement and proposals on ESG topics

BOARD OVERSIGHT OF CYBERSECURITY

The security of our products, services and corporate network is a key priority both for the growth of our business and our responsibilities as a leader in our industry. Otis has taken a risk-based approach to cybersecurity. We have implemented cybersecurity policies throughout our operations as part of our important digital transformation activities, including designing and incorporating cybersecurity into our products and services while they are being developed.

To that end, we have an extensive cybersecurity governance structure in place. Cybersecurity risks are overseen by the Audit Committee of our Board, and our Cybersecurity Program is directed by our Chief Digital Officer and Chief Information Security Officer. Our Chief Digital Officer and Chief Information Security Officer briefed the Audit Committee and the other members of the Board on Otis Cybersecurity Program and cyber-threat landscape twice in 2021, and Board members also received briefings on privacy risk management and IT infrastructure. Also in 2021, several members of our Board completed a cyber-risk oversight course through the National Association of Corporate Directors and earned a CERT Certificate in Cybersecurity Oversight issued by the CERT Division of the Software Engineering Institute at Carnegie Mellon University.

We have established a Cyber Governance Council and Steering Committee made up of senior management at our corporate headquarters and regional offices to ensure visibility and alignment with the business. We maintain a robust Cybersecurity Incident Response Plan, which provides a framework for handling cybersecurity incidents based on the severity of the incident and facilitates cross-functional coordination across Otis, and periodically conduct table-top exercises to test the plan. In 2021, we deployed a global Security Operations Center to support enterprise visibility to cyber incidents in real time. We have cybersecurity insurance and regularly review our policy and levels of coverage based on current risks.

All salaried Otis colleagues complete an annual cybersecurity training program where specific threats and scenarios are highlighted based on our analysis of current risks to the organization. They also receive ongoing communications regarding the importance of guarding against phishing. All Otis colleagues engaged in cybersecurity are required to have a baseline certification (such as Security+, CISSP or CISM), as well as an operational cyber certification (for example, incident response or forensics analysis). We conduct several cyber-specific internal audits per year and provide for third-party scanning of our network monthly.

Otis

ESG PROGRAMS

For Otis, being a good corporate citizen is fundamental to everything that we do. Underscoring that importance, the Board – led by the Nominations and Governance Committee – engages in extensive review and oversight of and provides guidance with respect to ESG-related topics.

Otis has developed an ESG Governance Model that supports its efforts. ESG matters impact every corner of the business, and, accordingly, ESG governance is cross-functional, involving team members from multiple functional and business areas. The ESG Council – composed of senior leaders representing the Communications; Engineering; Human Resources; Investor Relations; Legal; and Operations (Environment, Health & Safety, Sustainability, Supply Chain and Quality & Continuous Improvement) functions – works closely with an internal ESG Working Group and reports regularly to the CEO.

A number of ESG risks are expressly considered in the ERM risk identification and assessment process, including climate change; meeting stakeholder ESG expectations; ESG reporting; DE&I; ethical culture; and colleague and public safety. ESG risks and corresponding mitigation actions that do not make the list of Top ERM Risks are managed by the ESG Council and ESG Working Group using a modified version of the ERM process.

ESG Governance Model

Integrated, cross-functional initiative

Objectives established in key areas, with continued discussion around longer-term approach

ESG Council and ESG Working Group meet frequently, a demonstration of Otis' commitment to developing and maintaining a successful ESG program

ESG strategy aligned with Otis' culture, values and business strategies and objectives

NOMINATIONS AND GOVERNANCE COMMITTEE

CEO

ESG COUNCIL

ESG WORKING GROUP

Areas of oversight include, but are not limited to:

- Health & safety
- DE&I
- Corporate Governance
- Sustainability and climate-related risks and opportunities
- Community Giving
- Supply Chain
- Ethics & compliance
- Investor Relations

In 2021, the Nominations and Governance Committee received information from management at every meeting concerning progress on key ESG objectives. The Committee engaged in reviews of issues including colleague health and safety; corporate social responsibility and giving; sustainability and climate-related risks and opportunities; DE&I, including Our Commitment to Change and the Made to Move Communities initiative; shareholder engagement on ESG topics; and ESG disclosures.

For more information about our ESG programs, please review our 2021 ESG Report on our website at www.otisinvestors.com under "ESG."

Our code of ethics – The Otis Absolutes

Otis' code of ethics is called The Otis Absolutes. This code, which applies to all colleagues globally as well as the Board, is based on The Otis Absolutes of Safety, Ethics and Quality. These core values establish standards of conduct and ethical principles that guide every colleague and Board member across the globe in their day-to-day decisions. The Board, through its Audit Committee, receives reports from management, the Chief Compliance Officer and Otis' internal auditor on any significant issues regarding compliance with The Otis Absolutes.

Board committees

While it is the responsibility of the Board as a whole to exercise its business judgment and to act in the best interests of Otis in overseeing Otis' business and affairs, the Board delegates oversight of certain matters to its committees, which act on behalf of the Board and report back to the Board on its activities.

Actions reserved to the full Board include:

- Determine the appropriate size of the Board from time to time
- Oversee the selection and evaluation of senior executive management
- Review business objectives and major strategies

- Oversee significant risks
- Evaluate the performance of the Chair and CEO
- Review succession planning and management development

Our Board has three standing committees: Audit, Compensation, and Nominations and Governance. Each committee is composed exclusively of independent directors. Each standing committee has the authority to retain independent advisors to assist in the fulfillment of its responsibilities, to approve the fees paid to those advisors and to terminate their engagements.

All committee charters, which are reviewed by the respective committee annually, are available on our website at www.otisinvestors.com/governance/governance-documents.

AUDIT COMMITTEE	MEETINGS IN 2021: 8

MEMBERS:

Jeffrey H. Black, **Chair**

Kathy Hopinkah Hannan
Shailesh G. Jejurikar
Shelley Stewart, Jr.

All members of the Audit Committee are independent.

ADDITIONAL INDEPENDENCE REQUIREMENTS:

All members of the Audit Committee satisfy the heightened independence requirements under the relevant rules of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and New York Stock Exchange ("NYSE"), both of which require that the Board consider the source of member compensation.

FINANCIAL EXPERTISE AND AUDIT COMMITTEE FINANCIAL EXPERTS:

The Board has determined that each member of the Audit Committee meets the financial expertise requirements of the NYSE, and that Jeffrey H. Black and Kathy Hopinkah Hannan are "audit committee financial experts" under the relevant rules of the Exchange Act.

PRIMARY RESPONSIBILITIES:

Financial statements and disclosure matters

- Reviews and discusses with management and the independent auditor the content, preparation, integrity and independent auditor review of Otis' financial statements filed with the Securities and Exchange Commission ("SEC"), including significant financial reporting issues and judgments, and the adequacy and effectiveness of Otis' internal control over financial and ESG reporting and disclosures

Independent auditor and internal audit

- Selects the independent auditor, subject to shareholder ratification, and monitors its performance, audit and non-audit services and independence
- Approves the annual Internal Audit plan, budget and staffing, and reviews significant findings and key trends

Compliance

- Oversees the implementation and effectiveness of Otis' legal, ethics and regulatory compliance programs, including The Otis Absolutes
- Oversees complaints and concerns submitted by Otis colleagues or external parties regarding accounting and internal accounting controls, auditing matters or business practices

Enterprise risk management

- Oversees the overall policies and practices for ERM
- Reviews and oversees the evaluation and management of Otis' major financial, operational, compliance, reputational, strategic and cybersecurity risks

Significant financial actions

- Oversees Otis' policies and strategies with respect to financing, dividends, share repurchases, capital appropriations, derivative transactions, and insurance and risk management
- Reviews plans for and execution of significant acquisitions and divestitures

Otis

COMPENSATION COMMITTEE | MEETINGS IN 2021: 6

MEMBERS:

John H. Walker, **Chair**

Shailesh G. Jejurikar
Harold W. McGraw III
Margaret M. V. Preston

All members of the Compensation Committee are independent.

ADDITIONAL INDEPENDENCE REQUIREMENTS:

All members of the Compensation Committee satisfy the heightened independence requirements under the relevant rules of the Exchange Act and the NYSE, which require that the Board consider the source of member compensation.

PRIMARY RESPONSIBILITIES:

Compensation practices and policies

- Oversees executive compensation programs, practices and policies, including establishing incentive plan performance goals
- Annually reviews a risk assessment of compensation policies, plans and practices
- Oversees pay equity

CEO compensation

- Reviews and approves annual goals and objectives relevant to CEO compensation, and leads an evaluation of the CEO's performance against those goals and objectives
- Determines and approves, subject to review by the other independent directors, the CEO's compensation levels based on the evaluation

Executive compensation

- Reviews and approves compensation peer group
- Reviews and approves changes to compensation for NEOs and other key officers
- Approves benefit arrangements and agreements for the CEO, other NEOs and key officers
- Assists the Board in overseeing and managing risk related to compensation practices

NO COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION:

During the year ended December 31, 2021:

- No member of the Compensation Committee was a current or former officer or employee of Otis or any of its subsidiaries
- None of our executive officers served as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of the Otis Board or its Compensation Committee

NOMINATIONS AND GOVERNANCE COMMITTEE | MEETINGS IN 2021: 5

MEMBERS:

Margaret M. V. Preston, **Chair**

Kathy Hopinkah Hannan
Harold W. McGraw III
Shelley Stewart, Jr.

All members of the Nominations and Governance Committee are independent.

PRIMARY RESPONSIBILITIES:

Board and committee composition

- Recommends for Board's approval the qualifications and criteria for service as a director
- Identifies, evaluates and recommends director candidates, including ensuring a diverse Board
- Submits to the Board recommendations for committee assignments
- Reviews and makes recommendations to the Board regarding whether a director should continue service on the Board if there is a change in his or her principal employment or the number or type of outside boards on which the director serves

Stakeholder impacts

- Oversees, reviews and monitors Otis' policies, programs and practices related to environment, health and safety, and DE&I initiatives and related matters
- Oversees, reviews and monitors Otis' corporate social responsibility and charitable giving programs
- Oversees shareholder engagement and proposals on ESG topics

Corporate governance

- Reviews and recommends to the Board appropriate compensation for non-employee directors
- Oversees the design and conduct of the annual self-evaluation of the performance of the Board and its committees
- Develops, reviews and recommends to the Board updates to the Corporate Governance Guidelines
- Establishes and monitors policies and practices on Board operations and Board service
- Reviews and monitors the orientation of new Board members and the continuing education of all directors
- Reviews and makes recommendations to the Board regarding shareholder rights and shareholder proposals

Otis

Creating and maintaining an effective Board

How we select our directors



HOW WE SELECT OUR DIRECTORS

Our Board is composed of individuals who, together, bring diverse backgrounds and possess the skills, experiences and perspectives that are ideally suited to guide Otis today and lead Otis forward. Our directors were all nominated for re-election following a thorough and rigorous process.

1 ESTABLISH QUALIFICATIONS FOR SELECTION AS A DIRECTOR

2 IDENTIFY PERSONS QUALIFIED TO SERVE AS DIRECTORS, CONSISTENT WITH APPROVED QUALIFICATIONS

3 REVIEW CANDIDATES IN LIGHT OF THE APPROVED QUALIFICATIONS

4 RECOMMEND A SLATE OF DIRECTOR CANDIDATES TO BE PROPOSED FOR ANNUAL ELECTION BY SHAREHOLDERS

STEP 1

Establish qualifications for selection as a director

The Board, on recommendation by the Nominations and Governance Committee, has established fundamental criteria that any prospective director must possess. Recognizing that Otis must continually adapt to ever-changing business, social, environmental and other global dynamics, the Board also considers which skills, attributes and experiences are necessary to support Otis in executing its current strategy as well as to guide the company in the future.

The qualifications used by the Board in selecting the nominees for directors are described under "Criteria for Board membership" and "Director skills and attributes."



STEP 2

Identify persons qualified to serve as directors, consistent with approved qualifications

The Chair, in consultation with the Nominations and Governance Committee and the Lead Director, is responsible for identifying candidates for the Board. The Board has delegated the screening and evaluation process for director candidates to the Nominations and Governance Committee, in consultation with the Chair and the Lead Director. The Nominations and Governance Committee also may engage search firms to assist in identifying and evaluating qualified candidates and to ensure that a large and diverse pool of potential candidates is being considered.



STEP 3
Review candidates in light of the approved qualifications

The Nominations and Governance Committee will consider candidates recommended by directors, management and shareholders who meet the qualifications Otis seeks in its directors. Each candidate is reviewed to ensure that he or she meets the criteria for Board membership established by the Board. While objectivity and independence of thought are critical attributes for any nominee, the Board also considers whether the candidate satisfies the independence and other requirements for service on the Board and its committees in accordance with the rules of the NYSE and SEC.

The Board values diversity in its directors and believes that diversity across multiple dimensions facilitates more robust discussions and better decision-making. As part of our efforts to ensure a diverse and effective Board, director nominees are asked whether they are willing to self-identify diversity characteristics, including gender, race, ethnicity, sexual orientation and other characteristics they feel comfortable disclosing.

Shareholder nominations. Shareholders may recommend nominees for consideration by advance notice or proxy access, pursuant to the procedures set forth in Otis' Bylaws. See "Frequently Asked Questions About the Meeting – How do I submit proposals and nominations for the 2023 Annual Meeting?" for more information on shareholder nominations of directors for the 2023 Annual Meeting.

Conflicts of interest. Directors must be loyal to and act in the best interests of Otis and promote shareholder value, thus avoiding conflicts of interest and any appearance thereof, as defined by applicable laws and as set forth in The Otis Absolutes. Candidates for Board membership must disclose all situations that could reasonably represent a conflict of interest.

Additional considerations for renomination

Change in principal responsibilities. If a director's principal employment or principal responsibilities outside of Otis change substantially, the director must offer to resign from the Board. The Nominations and Governance Committee will recommend to the Board whether the resignation should be accepted.

Service on other boards. A director may not serve on the boards of more than four other public companies in addition to the Otis Board. Additionally, the Nominations and Governance Committee will review the appropriateness of a director's continuing Board service if a director joins the board of a public company or for-profit company where a relationship between Otis and such other entity may affect the independence of the director, require disclosure or conflict with other legal requirements.

Retirement policy. Our Corporate Governance Guidelines require that directors will not stand for re-election and will retire from the Board as of the Annual Meeting of Shareholders following their attainment of age 75. The Board retains the authority to approve exceptions to this policy based on special circumstances. There are no fixed term limits for members of the Board since such a policy could deprive Otis of the benefit of the experience and insight into Otis' operations that develop and strengthen over time.



STEP 4
Recommend a slate of director candidates to be proposed for annual election by shareholders

The individuals nominated for re-election to the Board at the Annual Meeting have served diligently, capably and vigorously in 2021. Each has been determined by the Nominations and Governance Committee and the Board to possess the skills, experiences and attributes necessary to strongly lead Otis into the future. While the world has experienced much change since the nominees were initially elected to the Board in 2020, their skills, experience and agility have proven to be invaluable in guiding the company.

OTIS

Criteria for Board membership

The Board, on recommendation by the Nominations and Governance Committee, has established fundamental criteria that a prospective director must possess:

- Objectivity and independence in making informed business decisions
- Broad, senior-level experience to be able to offer insight and practical wisdom
- The highest professional and personal ethics and values in accordance with The Otis Absolutes
- Loyalty to the interests of Otis
- A commitment to enhancing long-term shareholder value
- A capacity to devote the time required to successfully fulfill a director's duties
- The ability to contribute to the diversity of the Board, consistent with Otis' diversity, equity and inclusion initiatives
- Alignment on the corporation's goal to positively impact employees, communities, the environment and other stakeholders

Recognizing that Otis and its strategy must continuously adapt to ever-changing business, social, environmental and other global dynamics, the Board also considered which skills and attributes were necessary to support Otis in executing its current strategy and navigating through change. As a result, the Board, on recommendation from the Committee, determined that the Board should be composed of individuals possessing one or more of the following skills and attributes, so that each crucial skill and attribute is adequately represented on the Board.

Director skills and attributes


Senior industry leadership
Industry knowledge through service as a senior leader or as a director


Environmental, social and governance
Experience managing or overseeing matters related to environmental, health and safety, and social and governance initiatives


Innovation and optimization
Executive experience overseeing product development, operations and/or technological innovation translating into an understanding of how to adapt to rapid change and generate optimized solutions


Financial
Proficiency in complex financial management, financial reporting processes, capital allocation, capital markets, and mergers and acquisitions


Risk management
Experience in overseeing and understanding major risk exposures, including significant financial, operational, compliance, reputational, strategic, regulatory, global, trade and cybersecurity risks


Global
Extensive leadership experience with a significant global enterprise providing relevant business and cultural perspectives


Diversity
Contributes to the diversity of the Board consistent with Otis' diversity, equity and inclusion initiatives

Board effectiveness

A strong and effective Board is the foundation of Otis' governance. The Board monitors and maintains its effectiveness through its interrelated Board governance practices. The Board's self-evaluation process allows it to improve its practices and policies in order to increase effectiveness. Continuous improvement includes understanding and staying current on industry, global, financial and other trends impacting the business. Otis' governance practices include robust onboarding and continuing education opportunities.

BOARD COMPOSITION

- Stringent director qualifications ensure high-quality and high-performing directors
- Retirement and overboarding policies support appropriate refreshment and focus
- Permissible range in Board size keeps the Board small enough to permit vigorous interaction while allowing for responsiveness to changing circumstances
- Independent Lead Director and majority independent Board support objective, independent governance

BOARD ENGAGEMENT

- Comprehensive management reporting occurs at Board and committee meetings
- Private sessions at every Board and committee meeting support candid discussions
- Committee oversight and reporting to the Board allow robust analysis and sharing of information
- Full access to management

Board effectiveness

BOARD EDUCATION

- Comprehensive onboarding education and training
- Full access to advisors and counsel
- Year-round management-led education presentations at Board meetings
- Commitment to continuing education in various Board-relevant topics

BOARD GOVERNANCE AND ACCOUNTABILITY

- Competitive director compensation to help attract highly skilled individuals
- Each member of the Board expected to be a long-term Otis shareholder to align with shareholder interests
- Committee assignments managed to ensure appropriate and diverse perspectives
- Annual elections, majority voting standard for uncontested elections and proxy access support accountability to shareholders

EVALUATION OF EFFECTIVENESS: BOARD SELF-EVALUATIONS

- The Nominations and Governance Committee oversees the design and implementation of an annual self-evaluation to assess the performance and effectiveness of the Board, its committees and the contributions of directors
- The Lead Director and the Nominations and Governance Committee Chair jointly lead the self-evaluation process
- The directors provide an evaluation of the performance of the Board and the committees on which they sit, their own performance and the performance of the other directors on the Board as a whole. A summary of results identifying themes or issues that emerge from the self-evaluations are discussed in Board and committee private sessions without management
- Results from self-evaluations are used to enhance Board and governance practices and policies, as well as inform the Board's consideration of:
  - Board roles, including committee assignments and chair positions
  - Succession planning
  - Composition and refreshment objectives

OTIS

Director continuing education

We encourage our Board members to visit our branches, service centers and other facilities. The Board endeavors to conduct at least one annual on-site visit to an Otis operating unit, factory or construction or customer site, giving directors a firsthand understanding of Otis' operations and providing an opportunity for colleagues and directors to interact. In 2021, the Board visited the Otis Service Center in Bloomfield, Connecticut, where directors had a chance to see in person how Otis supports its service operations, including observing operation of our OtisLine 24-hour customer service center. Directors also participate in outside continuing education programs. Several times throughout the year, management and/or external advisors may provide presentations and materials to directors at Board and committee meetings at the request of a director or as deemed relevant and beneficial.

Director onboarding

As required by the Corporate Governance Guidelines, any new director will participate in an orientation program that will include:

- Sessions familiarizing directors with the roles and responsibilities of the Board, including topics tailored to each director's committee assignments
- Meetings with senior leaders reviewing the company's strategy; the business; financial statements; significant financial, accounting and risk management issues; compliance programs and The Otis Absolutes; and the internal audit function and the independent auditor
- Attendance at a quarterly earnings call or other investor event
- Meetings with key executives, including regional and functional area leaders
- A visit to an Otis facility, such as the Otis Service Center, described above, or the Otis Bristol Test Tower facility in Connecticut to view the 13 test elevator shafts and the testing labs for quality-control products and digital tools for field professionals
- A visit to a customer site to understand modernization and service practices and to see demonstrations of Otis' digital products

Our Board nominees

The Board, on the recommendation of the Nominations and Governance Committee, has nominated for election the nine individuals below. All are current directors of Otis.

Biographical information

Each nominee's biography highlights the key skills and attributes on which the Board particularly relies, in addition to describing each director's significant work experience and service.



INDEPENDENT DIRECTOR

BOARD COMMITTEES:

Audit **(Chair)**

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:

None

JEFFREY H. BLACK | 67 | BIRTHPLACE UNITED STATES

EXPERIENCE:

- Senior Partner and Vice Chairman, Deloitte LLP, 2002-2016; Member of Board of Directors, 2004-2011
- Partner-in-Charge of Metro New York audit practice, Arthur Andersen LLP, 1988-2002

OTHER LEADERSHIP EXPERIENCE AND SERVICE:

- Director, Vantage Airport Group, LTD (non-public)
- Director, Basin Holdings LLC (non-public)
- Board Chair, The Research Foundation for the State University of New York
- Treasurer and Director, The University at Albany Foundation

ACCREDITATION / TRAINING:

- Certified Public Accountant
- CERT Certificate in Cybersecurity Oversight issued by the CERT Division of the Software Engineering Institute at Carnegie Mellon University, 2021

SKILLS AND ATTRIBUTES:

 Senior industry leadership

 Environmental, social and governance

 Financial

 Risk management

 Global



INDEPENDENT DIRECTOR

BOARD COMMITTEES:

Audit, Nominations and Governance

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:

Annaly Capital Management, Inc.

KATHY HOPINKAH HANNAN | 60 | BIRTHPLACE UNITED STATES

EXPERIENCE:

- Global Lead Partner, Senior Advisor for Board Leadership Center and National Leader Total Impact Strategy, KPMG LLP, 2015-2018
- National Managing Partner of Diversity and Corporate Responsibility, KPMG LLP, 2009-2015
- Midwest Area Managing Partner, Tax Services, KPMG LLP, 2004-2009
- Vice Chairman, Human Resources, KPMG LLP, 2000-2004

OTHER LEADERSHIP EXPERIENCE AND SERVICE:

- Director, Blue Trail Software (non-public)
- Board Chair, Smithsonian National Museum of the American Indian
- Trustee, Committee for Economic Development
- Board Chair and National President, Girl Scouts of the United States of America, 2014-2020
- President George W. Bush's National Advisory Council on Indian Education, 2004-2008

ACCREDITATION / TRAINING:

- Certified Public Accountant
- CERT Certificate in Cybersecurity Oversight issued by the CERT Division of the Software Engineering Institute at Carnegie Mellon University, 2021
- NACD Directorship by the National Association of Corporate Directors, 2021

SKILLS AND ATTRIBUTES:

 Senior industry leadership

 Environmental, social and governance

 Financial

 Risk management

 Global

 Diversity



INDEPENDENT DIRECTOR

BOARD COMMITTEES:

Audit, Compensation

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:

None

SHAILESH G. JEJURIKAR | 55 | BIRTHPLACE INDIA

EXPERIENCE:

- Chief Operating Officer, The Procter & Gamble Company, since 2021
- Chief Executive Officer, Fabric & Home Care, The Procter & Gamble Company, 2019-2021
- Executive Sponsor, Corporate Sustainability, The Procter & Gamble Company, 2016-2021
- President, Global Fabric Care & Home Care Sector, The Procter & Gamble Company, 2018-2019
- President, Global Fabric Care & Brand Building Organization, The Procter & Gamble Company, 2015-2018
- President, Fabric Care, North America, The Procter & Gamble Company, 2014-2015

OTHER LEADERSHIP EXPERIENCE AND SERVICE:

- Chairperson, Cincinnati Center City Development Corporation
- Member, Nanyang Technological University, Singapore Business Advisory Board, 2008-2018
- Vice Chairman, ACI-American Cleaning Institute, 2016-2017

ACCREDITATION / TRAINING:

- CERT Certificate in Cybersecurity Oversight issued by the CERT Division of the Software Engineering Institute at Carnegie Mellon University, 2021

SKILLS AND ATTRIBUTES:

 Senior industry leadership

 Environmental, social and governance

 Innovation and optimization

 Financial

 Risk management

 Global

 Diversity



NON-INDEPENDENT DIRECTOR AND FORMER EXECUTIVE CHAIR

BOARD COMMITTEES:

None

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:

Nucor Corporation

CHRISTOPHER J. KEARNEY | 66 | BIRTHPLACE UNITED STATES

EXPERIENCE:

- Executive Chairman, Otis Worldwide Corporation, 2020-2022
- Non-Executive Chairman, SPX FLOW, Inc., 2016-2017
- Chairman, President and Chief Executive Officer, SPX FLOW, Inc., October-December 2015
- Chairman, President and Chief Executive Officer, SPX Corporation, 2007-2015
- President and Chief Executive Officer, SPX Corporation, 2004-2007
- Managing Partner, Eagle Marsh Holdings, LLC, since 2016

OTHER LEADERSHIP EXPERIENCE AND SERVICE:

- Director, United Technologies Corporation, 2018-2020
- Director, Polypore International, Inc., 2012-2015

ACCREDITATION / TRAINING:

- DePaul University Law School, JD, 1981

SKILLS AND ATTRIBUTES:

 Senior industry leadership

 Environmental, social and governance

 Innovation and optimization

 Financial

 Risk management

 Global



CHAIR, CHIEF EXECUTIVE OFFICER AND PRESIDENT

BOARD COMMITTEES:

None

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:

None

JUDITH F. MARKS | 58 | BIRTHPLACE UNITED STATES

EXPERIENCE:

- Chair (since 2022), Chief Executive Officer and President (since 2020), Otis Worldwide Corporation
- President (since 2017) and Chief Executive Officer (since 2019), Otis Elevator Company
- Chief Executive Officer, Siemens USA and Dresser Rand, a Siemens business, 2016-2017
- Executive Vice President, New Equipment Solutions, Dresser Rand, 2015-2016
- President and Chief Executive Officer, Siemens Government Technologies, 2011-2015

OTHER LEADERSHIP EXPERIENCE AND SERVICE:

- Member, Business Roundtable
- Board of Directors, AdvanceCT
- Director, Hubbell, Inc., 2016-2020

SKILLS AND ATTRIBUTES:

 Senior industry leadership

 Environmental, social and governance

 Innovation and optimization

 Financial

 Risk management

 Global

 Diversity



INDEPENDENT DIRECTOR

BOARD COMMITTEES:

Compensation, Nominations and Governance

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:

None

HAROLD W. MCGRAW III | 73 | BIRTHPLACE UNITED STATES

EXPERIENCE:

- Chairman, McGraw-Hill Companies, 1999-2015
- President and Chief Executive Officer, McGraw-Hill Companies, 1998-2013

OTHER LEADERSHIP EXPERIENCE AND SERVICE:

- Chairman, U.S. Council for International Business
- Member, U.S. Trade Representatives' Advisory Committee for Trade Policy and Negotiations
- Director, Phillips 66 Company, 2012-2021
- Director, United Technologies Corporation, 2003-2020
- Honorary Chairman, International Chamber of Commerce, 2013-2016
- Director, ConocoPhillips, 2005-2012

ACCREDITATION / TRAINING:

- University of Pennsylvania, The Wharton School, MBA, 1976

SKILLS AND ATTRIBUTES:

 Senior industry leadership

 Environmental, social and governance

 Global

Otis



INDEPENDENT DIRECTOR

BOARD COMMITTEES:

Compensation, Nominations and Governance **(Chair)**

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:

McCormick & Company

MARGARET M. V. PRESTON | 64 | BIRTHPLACE UNITED STATES

EXPERIENCE:

- Managing Director, Cohen Klingenstein, LLC, since 2021
- Managing Director, North Region Leader, U.S. Wealth Management, TD Bank, N.A., 2014-2019
- Managing Director and Regional Executive for U.S. Trust, Bank of America Private Wealth Management, 2006-2014
- Executive Vice President, Wealth Management and Investments, PNC Bank (formerly Mercantile-Safe Deposit & Trust Co.), 2002-2006

OTHER LEADERSHIP EXPERIENCE AND SERVICE:

- Board Member, United Way of New York City Women's Leadership Council, 2006-2020
- Board Member, Lincoln Center, Women's Leadership Council, 2014-2019

ACCREDITATION / TRAINING:

- Harvard University, Graduate School of Business Administration, MBA, 1983
- University of Pennsylvania, The Wharton School, Executive Leadership Program, 2013

SKILLS AND ATTRIBUTES:

 Environmental, social and governance

 Financial

 Risk management

 Global

 Diversity



INDEPENDENT DIRECTOR

BOARD COMMITTEES:

Audit, Nominations and Governance

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:

Kontoor Brands, Inc.

SHELLEY STEWART, JR. | 68 | BIRTHPLACE UNITED STATES

EXPERIENCE:

- Managing Partner, Bottom Line Advisory LLC, since 2018
- Vice President, Sourcing and Logistics, and Chief Procurement Officer, E. I. du Pont de Nemours and Company, 2012-2018
- Senior Vice President, Operational Excellence, Chief Procurement Officer, Tyco International plc, 2005-2012
- Vice President, Supply Chain Management, Tyco International plc, 2003-2005
- Senior Vice President, Supply Chain, Invensys PLC, 2001-2003

OTHER LEADERSHIP EXPERIENCE AND SERVICE:

- Advisory Board, Ariel Alternatives, LLC
- Board of Trustees, Howard University
- Chair, Board of Visitors, Howard University School of Business
- Board of Governors, University of New Haven
- Director, Cleco Corporation, 2010-2016

SKILLS AND ATTRIBUTES:

 Senior industry leadership

 Environmental, social and governance

 Innovation and optimization

 Financial

 Risk management

 Global

 Diversity



LEAD DIRECTOR
INDEPENDENT DIRECTOR
BOARD COMMITTEES:

Compensation
(Chair)

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:

Nucor Corporation
O-I Glass, Inc.

JOHN H. WALKER | 64 | BIRTHPLACE UNITED STATES

EXPERIENCE:

- Non-Executive Chair, O-I Glass, since 2021
- Non-Executive Chairman, Nucor Corporation, since 2020
- Non-Executive Chairman, Global Brass and Copper Holdings, Inc., 2014-2019
- Executive Chairman, Global Brass and Copper Holdings, Inc., 2013-2014
- Chief Executive Officer, Global Brass and Copper Holdings, Inc., 2007-2014
- President and Chief Executive Officer, The Boler Company, 2003-2006
- Chief Executive Officer, Weirton Steel Corporation, 2001-2003

OTHER LEADERSHIP EXPERIENCE AND SERVICE:

- Director, United Continental Holdings, Inc., 2002-2016
- Director, Delphi Corporation, 2005-2009

SKILLS AND ATTRIBUTES:

 Senior industry leadership

 Environmental, social and governance

 Innovation and optimization

 Financial

 Risk management

Otis

Nominee skills and attributes matrix

We are proud of the breadth, depth and diversity of skills and expertise that our Board possesses. No one skill is more important than the other, and the strength of our Board comes from its collective perspectives. The chart below and the biographical information for each director nominee above illustrate the diverse set of key skills, attributes and areas of expertise represented on our Board. The absence of a "●" for a particular skill or attribute does not mean the director is unable to contribute to the decision-making process in that area.

	Jeffrey H. Black	Kathy Hopinkah Hannan	Shailesh G. Jejurikar	Christopher J. Kearney	Judith F. Marks	Harold W. McGraw III	Margaret M. V. Preston	Shelley Stewart, Jr.	John H. Walker
Senior industry leadership	●	●	●	●	●	●		●	●
Environmental, social and governance	●	●	●	●	●	●	●	●	●
Innovation and optimization			●	●	●			●	●
Financial	●	●	●	●	●		●	●	●
Risk management	●	●	●	●	●		●	●	●
Global	●	●	●	●	●	●	●	●	
Diversity		●	●		●		●	●	
Gender Identity	Male	Female	Male	Male	Female	Male	Female	Male	Male
African American or Black								●	
Alaskan Native or Native American		●							
Asian			●						
White	●			●	●	●	●		●
Born Outside the U.S.			●						

Director independence

Objectivity and independence of thought are critical attributes for all our Board members, enabling our Board as a whole to respect and consider the broad range of viewpoints offered by our diverse directors. To further ensure that our directors are guided by independent thought and interest, the Board, under the Corporate Governance Guidelines, requires that a substantial majority of directors be independent in accordance with applicable law and the listing standards of the NYSE.

Independence determinations by the Board are further guided by the Board's Director Independence Policy (available at www.otisinvestors.com/governance/governance-documents), pursuant to which a director is considered independent if the Board makes an affirmative determination, after consideration of all relevant facts and circumstances, that the director does not have a material relationship with Otis (other than as a director) either directly or as a partner, shareholder or executive officer of another entity that has a relationship with Otis. When assessing the materiality of a director's relationship with Otis, the Board will consider the issue both from the director's standpoint and from that of persons or organizations affiliated with the director.

Before joining the Board and annually thereafter, the Nominations and Governance Committee conducts an assessment for each nominee and director that considers all known relevant facts and circumstances about relationships bearing on the independence of the nominee/director. This assessment is based on a questionnaire completed by the nominee/director, as well as company information about sales and purchases of products and services in the ordinary course of business, as well as other transactions, between Otis (including its subsidiaries) and other companies or charitable organizations, where directors and nominees (and their immediate family members) may have relationships pertinent to the independence determination. The assessment also examines relationships that may affect heightened independence standards that apply to members of the Audit Committee and Compensation Committee.

> Following its assessments in connection with the nomination of the nine incumbent directors to the Board at the Annual Meeting, the Nominations and Governance Committee has concluded, and the Board affirmatively determined, that all of the directors – other than Christopher J. Kearney, who was employed by Otis as Executive Chair from April 3, 2020, until February 3, 2022, and Judith F. Marks, who is employed by Otis – are independent under Otis' Director Independence Policy and the NYSE listing standards because none of the directors, other than Mr. Kearney and Ms. Marks, has a business, financial, family or other relationship with Otis that is considered material.

Board engagement

Board and committee attendance

Throughout 2021, the Board engaged in robust and frequent interaction among themselves as well as with senior Otis management, key personnel and advisors. Each Board member participated actively, contributing unique and varied perspectives that allowed the Board as a whole to provide comprehensive and well-reasoned guidance to the company.

Our Board and its committees met frequently in 2021.

	2021 MEETINGS	
Board	5	
Audit Committee	8	
Compensation Committee	6	**100%** attendance
Nominations and Governance Committee	5	

Each of our current directors attended 100% of the formal meetings of our Board and the committees on which he or she served as a member during 2021.

All of our directors are expected to virtually attend the Annual Meeting.

Otis

Engagement with management

The Board engaged continuously with management throughout 2021. In addition to interaction with management at each Board and committee meeting, the directors met with management throughout the course of the year to share information, obtain business updates, provide support and offer guidance. The Corporate Governance Guidelines provide that each Board member has full access to Otis management.

Regular, thorough and clear communication with management is supported by the following practices adopted by the Board:

- **Meeting agendas and material.** The Lead Director, as well as the chairs of each committee, meet with the Chair and CEO and key management to develop streamlined and informative material and presentations for Board and committee meetings.
- **Intermeeting updates.** In addition to the materials provided in connection with Board and committee meetings, management regularly provides the Board updates on business operations, key customer engagements, communication with investors, ESG topics and other key initiatives through written communications and in-depth conversations. During 2021, management provided updates on the industry's competitive landscape and succession planning through informal meetings.
- **Resource material.** Board members receive a daily summary of industry-related and Otis-specific news.

Engagement with shareholders

Open communication with shareholders is fundamental to good corporate governance. In 2021, Ms. Marks and senior leaders engaged extensively with institutional investors and analysts to discuss Otis' business, strategy, financial performance and capital allocation. The Board received frequent reports from management summarizing feedback and key focus areas from those meetings.

Otis 2021 shareholder engagement key statistics:

Otis met with more than
340 institutional investors

Our CEO engaged with more than
125 investors

Our CFO engaged with more than
260 investors

Management met with more than
70% of our top 100 active shareholders

Management met with more than
80% of our top 50 active shareholders representing about **40% of shares outstanding**

More than **100 investors** received invitations to participate in ESG-related discussions

Otis Investor Relations met with more than
75% of our top 100 active shareholders representing more than **45% of shares outstanding**

Shareholder engagement:			
Who		**How**	**Resources**
External	**Otis**	• Quarterly earnings calls • Sell-side conferences • Company-hosted events and presentations, including special topic calls on China, the Americas and ESG • One-on-one and group meetings (in-person and virtual) • Frequent telephone outreach and inbound engagement with Otis Investor Relations	• otisinvestors.com • Quarterly earnings publications • Annual proxy statements • Annual reports • Annual Meetings of Shareholders • Special topic call publications • SEC filings • Disclosures to various rating agencies • ESG reports
• Institutional investors • Sell-side analysts (15 covering Otis) • Prospective and current bondholders • Proxy advisory firms • Rating agencies	• Executive management • Senior leadership • Investor Relations • Members of the Board		

Topics discussed included:		
• Sustainable growth rate and profitability • Long-term strategy and priorities	• Capital allocation • ESG programs and efforts	• Risk management

The Board values the perspectives of Otis shareholders, who have placed their trust in Otis and its Board. We are eager to engage with those entities whose investments in Otis stock underscore their belief in the long-term shareholder value that Otis is creating. We expect to engage regularly in meaningful conversations with shareholders concerning our business, executive compensation, corporate environmental and social responsibility, as well as Otis' DE&I and sustainability initiatives, and other governance topics. The Board believes that candid and specific feedback from its shareholders will enhance Otis' governance, social responsibility and compensation practices, and will contribute positively to Otis' mission, performance and return to shareholders. To this end, through a series of engagements conducted in fall 2021, Ms. Marks and our Lead Director, Mr. Walker, met with several shareholders to discuss, among other things, Otis' ESG program and to address their questions, including those related to emissions reporting, supply chain, executive compensation structure and pay equity.

We welcome feedback and communications from all stakeholders.

• Shareholders and other interested persons may send communications to the Board, the Chair, the Lead Director or one or more independent directors by contacting the Corporate Secretary's Office by mail or email to the addresses set forth on the Otis website at www.otisinvestors.com/governance/governance-documents.

• Communications relating to Otis' accounting, internal controls, auditing matters or business practices also may be submitted pursuant to the various reporting channels set forth on our website at www.otis.com/en/us/our-company/ethics-compliance/reporting-channels.

• Communications relating to Otis' accounting, internal controls, auditing matters or business practices will be reviewed by the Global Ethics & Compliance Office and reported to the Audit Committee pursuant to the Corporate Governance Guidelines. All other communications will be reviewed by the Corporate Secretary and reported to the Board, as appropriate, pursuant to the Corporate Governance Guidelines.

• Shareholders and other interested persons may contact Otis Investor Relations by phone or email using the number and address provided on the Otis website at www.otisinvestors.com/resources/contact-us.

Otis

Compensation of directors

Pay structure

Our non-employee director compensation program is designed to enable ongoing attraction and retention of highly qualified directors and to address the time, effort, expertise and accountability required of active Board membership. This program is described in further detail below.

Annual retainer for non-employee directors

Under the Board of Directors Deferred Stock Unit Plan (the "Board DSU Plan"), non-employee Board members are compensated for their service as directors in the form of an annual retainer. The Lead Director, the chairs of each committee and the members of the Audit Committee receive an additional annual retainer to recognize the additional time and responsibility associated with their roles.

DIRECTOR RETAINERS HAVE SIGNIFICANT EQUITY COMPONENT



60% Deferred stock units

40% Cash

40% of the annual retainer is payable in cash and the remaining 60% is payable in deferred stock units ("DSUs"), although a director may elect instead to receive 100% of the retainer in DSUs. The significant equity component aligns directors' interests with those of our shareholders. DSUs are vested when granted.

Role	Cash (40%) ($)	Deferred Stock Units (60%) ($)	Total ($)
All Directors (Base Retainer)	124,000	186,000	310,000
Incremental amounts above Base Retainer:[1]			
Lead Director	14,000	21,000	35,000
Audit Committee Chair	10,000	15,000	25,000
Audit Committee Member	6,000	9,000	15,000
Compensation Committee Chair	8,000	12,000	20,000
Nominations and Governance Committee Chair	8,000	12,000	20,000

[1] Directors in multiple leadership roles receive incremental compensation for each role.

Annual retainers are paid each year following the Annual Meeting of Shareholders. New directors joining the Board between an Annual Meeting of Shareholders and the end of September will receive 100% of the annual retainer. New directors joining the Board between October and the next Annual Meeting of Shareholders will receive 50% of the annual retainer for the year they joined the Board.

Deferred stock units

After a non-employee director leaves the Board, his or her DSUs are converted into shares of our common stock, payable either in a lump sum or in 10- or 15-year installments in accordance with the director's prior election. When we pay a dividend on our common stock, each non-employee director holding DSUs is credited with additional DSUs equal in value to the dividend paid on the corresponding number of our shares.

Executive Chair compensation

Christopher J. Kearney served as our Executive Chair and was an executive officer until February 3, 2022. Mr. Kearney began serving as a non-employee director after Ms. Marks was appointed Chair. While serving as our Executive Chair, Mr. Kearney received an annual base salary of $1,000,000. He also received long-term incentive awards with a target grant date value of $1,500,000 for 2020 and $1,700,000 for 2021. If elected to the Board at the Annual Meeting, Mr. Kearney will be entitled to receive the base annual retainer that is paid to non-employee directors.

Director stock ownership requirements

Each non-employee director is required to own our common stock in order to align his or her interests with those of our shareholders and promote sound corporate governance.

Role	Stock ownership requirement
Executive Chairman (if applicable)	**5X** annual base salary
Non-employee director	**5X** annual base cash retainer

Directors must achieve the required stock ownership level within five years of joining the Board. If a director does not meet the ownership requirement within this five-year period, then the director is not permitted to sell shares of Otis until he or she achieves the required ownership level. For purposes of determining stock ownership, we count common stock directly or indirectly owned by our non-employee directors or their family members residing in the same household, restricted stock units ("RSUs") and DSUs. Stock ownership guidelines for our executives are described on page 56.

Former UTC Directors

Messrs. Kearney and McGraw were UTC directors prior to the Separation, and they each held vested UTC DSUs and vested UTC deferred RSUs. These awards were converted into vested DSUs and vested deferred RSUs in all three of the post-Separation companies and the obligation to pay these awards was assumed by Otis under our Board DSU Plan. In addition, Mr. Kearney also held unvested deferred UTC RSUs immediately prior to Separation. These awards were converted into unvested deferred Otis RSUs that also were assumed under our Board DSU Plan as part of the Separation. These unvested deferred RSUs, when granted by UTC, provided for 20% of the underlying RSUs, and any dividend equivalents credited as additional RSUs, to vest in five annual installments. The fourth installment and fifth installment are scheduled to vest on April 30, 2022, and April 30, 2023, respectively, subject to Mr. Kearney's continued Board service on the applicable vesting date. Upon separation from service, Otis DSUs and vested deferred Otis RSUs will be distributed in shares of our common stock, while DSUs and RSUs in the other two companies will be distributed in cash.

2021 non-employee director compensation

The following table provides information on the compensation paid to our non-employee Board members in 2021. Ms. Marks, who is also an employee, receives no additional compensation for her service as a director. Mr. Kearney, who was employed as our Executive Chairman in 2021, received no additional compensation for his service as a director in 2021.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
Jeffrey H. Black	134,000	201,000	–	335,000
Kathy Hopinkah Hannan	130,000	195,000	–	325,000
Shailesh G. Jejurikar	–	325,000	25,000	350,000
Harold W. McGraw III	124,000	186,000	–	310,000
Margaret M. V. Preston	132,000	186,000	7,700	325,700
Shelley Stewart, Jr.	130,000	195,000	25,000	350,000
John H. Walker	–	365,000	25,000	390,000

[1] Messrs. Jejurikar and Walker elected to receive additional DSUs in lieu of the cash portion of the annual retainer.

[2] Stock Awards consist of the grant date fair value of DSU awards credited to the director's account, including any portion of the annual cash retainer that the director elected to receive as DSUs. The value of DSU awards has been calculated in accordance with the Compensation – Stock Compensation Topic of the FASB ASC 718, using assumptions described in Note 13: Employee Benefit Plans to the Consolidated Financial Statements to our 2021 Form 10-K. The number of DSU units credited to each director in 2021 for their annual retainer(s) was calculated by dividing the value of the award by $79, the closing price of our common stock on April 27, 2021, which was the date of grant. DSU awards vest on the grant date but are not distributed until the director leaves the Board. The aggregate number of DSU awards outstanding for each director and the RSUs outstanding for Messrs. McGraw and Kearney can be found in the table on page 79.

[3] Amounts in this column represent matching contributions to eligible nonprofit organizations under our matching gift program that covers non-employee directors as well as Otis colleagues. Under this program, we make matching contributions of up to $25,000 per year.

Otis

Executive compensation

Proposal 2:
Advisory vote to approve executive compensation

What am I voting on?

We seek a non-binding advisory vote from our shareholders to approve the compensation of our Named Executive Officers as described in the "Compensation discussion and analysis" section beginning on page 42 and the accompanying compensation tables on pages 62-72. This vote is commonly known as "say-on-pay," and is advisory and not binding on Otis or the Board. However, the Board and the Compensation Committee will consider the outcome of the vote in making future executive compensation decisions.

We encourage you to read the "Compensation discussion and analysis" and accompanying compensation tables to learn more about our executive compensation programs and policies. As described on page 46 of this Proxy Statement, our executive compensation program is guided by the following four principles:

- **Attract and retain talent.** We should provide compensation and benefit programs that allow Otis to attract, retain and motivate talent around the globe.
- **Drive performance.** We should incentivize and reward strong company performance and differentiate pay based on an individual's contribution to that success.
- **Reinforce core values.** We should design compensation and benefit programs that drive fair and equitable pay globally and align with Otis' values.
- **Ensure shareholder alignment.** We should align the interests of our executives with the interests of our shareholders. We should use stock-based compensation and performance measures that drive long-term shareholder value.

Our Board recommends that shareholders vote FOR the following resolution:

"Resolved, that the shareholders approve the compensation of the Named Executive Officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the compensation discussion and analysis, the executive compensation tables and other executive compensation disclosures in this proxy statement."

THE BOARD RECOMMENDS A VOTE FOR THIS PROPOSAL.

Compensation discussion and analysis

This Compensation discussion and analysis ("CD&A") describes our executive compensation philosophy and the compensation provided to our Named Executive Officers ("NEOs") for 2021.

Who we are

We are the world's leading company for elevator and escalator manufacturing, installation and service. We serve customers in over 200 countries and territories, employ approximately 70,000 Otis colleagues and have been in business for 169 years. From 1976 to April 2020, we were a business unit of UTC. In April 2020, 100 years after we first listed our common stock on the NYSE, we once again became an independent public company listed on the NYSE as a result of the Separation.

Introduction

In the discussion that follows, we provide:

- A description of key performance highlights and evolution of our compensation program
- An explanation of our executive compensation philosophy and governance practices
- An overview of our executive compensation programs
- A review of the compensation decisions made for our NEOs
- The factors considered in making those decisions

Otis

Named Executive Officers

Our NEOs for 2021 were:



Judith F. Marks
Chair, Chief Executive Officer and President



Rahul Ghai
Executive Vice President & Chief Financial Officer



Peiming (Perry) Zheng
President, Otis China & Chief Customer Product Officer



Nora E. LaFreniere
Executive Vice President & General Counsel



Stéphane de Montlivault
President, Otis Asia Pacific

Executive summary

2021 performance highlights

2021 was an outstanding year for Otis, demonstrating the strength of our business, strategy and leadership.

- Net sales increased 12.1%, including an 8.9% increase in organic sales. GAAP operating profit of $2,108 million was up $469 million and margin expanded 190 basis points to 14.7%. Adjusted operating profit of $2,191 million was up $272 million and margin expanded 30 basis points to 15.3%. GAAP earnings per share ("EPS") was $2.89 and adjusted EPS was $3.01, an increase of 38.9% and 19.4%, respectively. Cash from operations of $1.8 billion increased $270 million, and free cash flow increased $297 million to $1.6 billion.

- New Equipment Orders increased by 13.2%, and our industry-leading maintenance portfolio increased by 3.1%.

- Our robust cash flow allowed us to raise our dividend by 20%, complete approximately $450 million in debt reduction, return $725 million to shareholders in the form of repurchases and announce a tender offer, with a value of approximately €1.66 billion, to acquire the remaining 49.99% interest in Zardoya Otis, S.A. that we do not own.

- We remained committed to robust product innovation and launched our first digitally native elevators – the Gen3 and Gen360 platforms – powered by our Otis ONE digital service solution.

- We became the first major equipment manufacturer in the industry to enable ordering and configuration of an elevator online. Our customers can take advantage of this e-commerce capability in India when purchasing the Gen2 Prime elevator.

- We demonstrated our comprehensive commitment to the safety of our customers and passengers by commissioning an independent airflow study, which determined that a short elevator ride poses a relatively low risk of exposure to COVID-19.

- We became a signatory of the U.N. Global Compact and set public commitments that align with the U.N. Sustainable Development Goals. We also garnered external recognition for our environmental sustainability efforts, including ISO 14001:2015 Environmental Management System certification for all our factories and ISO 9001 Quality Management System certification for our Florence, South Carolina, manufacturing facility.

- We took bold steps to embrace DE&I across our teams and in the communities in which we live and work, including engaging all supervisors worldwide in a training program designed to help them mitigate unconscious bias. We also completed our first year and launched year two of Made to Move Communities, a social impact program to engage and inspire underrepresented students. The program encourages students to develop mobility solutions based on STEM. Students receive hands-on mentorship from Otis colleagues at each stage of the program, helping to spark an early, lifelong interest in STEM.

- We were recognized as a Best Place to Work for LGBTQ+ Equality by the Human Rights Campaign Foundation and received a 100% score on its 2021 and 2022 Corporate Equality Index. Our Made to Move Communities program also was a winner of the 2021 Communitas Award for Excellence in Corporate Social Responsibility.

- Ms. Marks was one of six leaders to receive the Distinguished Leadership Award from the Committee for Economic Development of the Conference Board, and Ms. Marks and Mr. Ghai were recognized as best Chief Executive Officer and Chief Financial Officer, respectively, in the Engineering & Construction sectors by Institutional Investor magazine based on votes from money managers, and buy-side and sell-side analysts.

Given the strength of the business and our strong leadership, the financial performance payout factors under our 2021 Short-Term Incentive ("STI") program for our NEOs ranged from 144% to 184% of target. For more information on our STI program and the payout factors, see "STI compensation" on pages 50-52.

Continued evolution of our executive compensation program

Following the Separation, the Committee focused on developing an executive compensation program that aligns with our compensation goals, philosophy and strategic objectives. In 2020, we changed our STI program to add New Equipment Orders and sales metrics reflecting top-line growth as a key strategic priority. The addition of these metrics helped us achieve impressive New Equipment Orders and sales growth in 2021. In 2021, the Committee continued to evolve our executive compensation program. Key changes to our executive compensation program are noted below.

INTRODUCTION OF PERFORMANCE-BASED VESTING OF EQUITY WITH THE FOLLOWING METRICS

- Three-year cumulative adjusted EPS
- Three-year average organic sales growth
- Total shareholder return ("TSR") multiplier

Commencing with the 2021 annual long-term incentive ("LTI") award, all Otis executives receive a portion of their annual LTI award in the form of performance share units ("PSUs"). PSUs are eligible to vest based upon our achievement of three-year cumulative adjusted EPS and average organic sales growth performance goals. In addition, to provide a stronger alignment with shareholders, the number of shares otherwise payable upon vesting of the PSUs may be increased or decreased by a multiplier factor of 1.2 to 0.8 depending on our TSR relative to the S&P 500 Industrials Index. All executives at the level of Vice President and above, including our NEOs, receive 50% of their LTI award as PSUs, reinforcing our focus on delivering strong long-term EPS and organic sales growth aligned with the interests of our shareholders.

RESTRICTING EQUITY VESTING ON RETIREMENT

- Elimination of the Rule of 65

Under our equity terms and conditions, which were inherited from UTC, a colleague could receive full vesting of their annual LTI awards upon a qualifying retirement as early as age 50 under our Rule of 65 retirement provision (i.e., at least age 50 but under the age of 55 and the sum of their age and service totals at least 65). The Committee eliminated the Rule of 65 for LTI awards granted after September 9, 2021, because it believes that the Rule of 65 lessens the retention value of our annual LTI awards and does not reflect market practices for retirement eligibility. For LTI awards granted after September 9, 2021, so long as LTI awards have been held for at least a year, a qualifying retirement is defined as a retirement occurring on or after age 65, or on or after age 55 with at least 10 years of continuous service.

TYING COMPENSATION TO ESG PROGRESS

- Reducing Scope 1 and Scope 2 greenhouse gas emissions
- Achieving gender parity of executives

We believe that to do well, we must also do good. In 2020, we joined the Paradigm for Parity coalition, pledging our commitment to establish gender parity across our executive ranks by 2030. We also became a signatory to the U.N. Global Compact in March 2021, and expressed our desire to meet several ESG goals, including achieving a 50% reduction of Scope 1 and Scope 2 greenhouse gas emissions by 2030. To encourage us to achieve these goals, the Committee introduced a multiplier to the payout opportunity to our 2022 STI program. The 2022 STI payout factor for achieving the financial metrics may be increased or decreased by a multiplier factor of 1.1 to 0.9 based upon our progress in 2022 toward achieving a 50% reduction in our Scope 1 and Scope 2 greenhouse gas emissions by 2030 and progress toward achieving gender parity among our executive leadership by 2030.

Otis

Compensation best practices

We are committed to executive compensation practices that drive performance, mitigate risk and align the interests of our executives with those of our shareholders. Below is a summary of best practices that we have implemented and those that we avoid because we believe they are not in the best interests of our shareholders.

What we do	What we don't do
• Pay for performance • Use performance goals aligned with business objectives • Annually assess our executive compensation programs to ensure that they do not encourage imprudent risk taking • Maintain strong clawback provisions • Use an independent compensation consultant • Maintain robust stock ownership requirements • Require our Executive Leadership Group ("ELG") members, where permitted by law, to sign non-competition and non-solicitation agreements	• Allow hedging or pledging of our stock • Reprice, backdate or spring-load equity awards • Vest equity on a single-trigger basis on a change in control • Provide excessive severance • Provide change in control excise tax gross-ups • Provide significant perquisites • Include evergreen provisions in our LTI program

Investor engagement

We seek input from our shareholders and conduct shareholder engagement efforts as noted on page 37. The Committee also considers the outcome of the advisory vote to approve executive compensation, commonly known as "say-on-pay." Last year, approximately 88% of the votes cast (not counting abstentions and broker non-votes) voted in favor of our say-on-pay. The Committee believes this conveys good support for our executive compensation program. However, the Committee continues to evolve our executive compensation program and expects that the changes made this year, in particular granting 50% of the annual LTI opportunity in PSUs, will be viewed favorably by shareholders.

Executive compensation philosophy

Our executive compensation philosophy, which applies to all our executives, including our NEOs, has four guiding principles that we believe are critical to our success:

ATTRACT, RETAIN AND MOTIVATE TOP TALENT	DRIVE PERFORMANCE	REINFORCE CORE VALUES	ENSURE SHAREHOLDER ALIGNMENT
Provide a market-competitive mix of pay and benefit programs designed to attract, retain and motivate top talent globally	Incentivize and reward strong company performance, while differentiating pay based on an executive's contribution to our success	Design programs that drive fair and equitable pay globally and align with our values	Establish and maintain well-governed programs that create long-term value for our shareholders and executives

To support these principles, we take the following actions:

ATTRACT, RETAIN AND MOTIVATE TOP TALENT	DRIVE PERFORMANCE	REINFORCE CORE VALUES	ENSURE SHAREHOLDER ALIGNMENT
We benchmark our programs and target pay (base salary, STI and LTI awards) to be competitive in the markets in which we compete for talent. Our programs also include competitive benefits to promote physical, mental and financial well-being. To support retention, we removed the Rule of 65 from our LTI program for awards granted after September 9, 2021.	Our compensation programs are designed to ensure that a significant portion of pay delivered is variable and based on a mix of company and individual performance. We offer meaningful upside opportunity in both our STI and LTI programs for achieving superior performance. We use performance goals aligned with business objectives to drive both near- and long-term success. We retain discretion to increase or decrease compensation based on an individual's performance.	We regularly review compensation to ensure it is appropriate and equitable. We consider results and how those results were achieved in setting and approving compensation. We emphasize the importance of adhering to The Otis Absolutes (Safety, Ethics and Quality) and maintain clawback provisions and discretion to reduce compensation where appropriate. We are adding an ESG multiplier in our STI program for 2022 to reinforce two core values: protecting the environment and achieving gender parity.	Our STI and LTI programs use financial performance measures that correlate well with shareholder value. The value of our LTI is tied to our performance on both an absolute and relative basis. We maintain strong stock ownership requirements with hedging and pledging prohibitions.

Otis

How we make pay decisions and assess our programs

Role and responsibilities

COMPENSATION COMMITTEE
Oversees our programs

- Reviews our executive compensation practices and policies to ensure that they align executive and shareholder interests
- Reviews and approves our clawback provisions
- Annually reviews a risk assessment of our compensation policies, plans and practices
- Assists the Board in its oversight of our human capital management
- Establishes and determines the satisfaction of performance goals for our STI and LTI programs
- Reviews and approves our compensation peer group
- Recommends the CEO's compensation to the Board
- Reviews and approves the CEO's recommendations for pay changes for ELG members and executive officers and makes adjustments, as appropriate
- Annually reviews compliance with stock ownership requirements
- Reviews and approves executive compensation program design changes
- Considers shareholder input regarding executive compensation decisions and policies

CEO
Provides selective input to the Committee

- Considers the performance of ELG members and executive officers, market benchmarks, internal equity and retention risk when determining compensation recommendations
- Presents the Committee with recommendations for each principal element of compensation for ELG members (including the other NEOs) and executive officers
- Has no role in the determination of her own compensation

MANAGEMENT AND THE INDEPENDENT CONSULTANT
Provide insight and assistance

The Executive Vice President and Chief People Officer, along with our Vice President, Total Rewards, and the independent compensation consultant, provide insight on program design and compensation market data to assist the Committee with its decisions. Management also has been delegated oversight responsibility for our STI and LTI program administration other than for ELG members and executive officers.

SHAREHOLDERS
Provide feedback on our programs

In assessing our program each year, the Committee considers feedback from our shareholders. This feedback, along with other factors, helps the Committee in its decisions and its ongoing assessment of the effectiveness of our programs.

Independent compensation consultant

Pearl Meyer is the Committee's independent consultant. It advises the Committee on a variety of subjects, including compensation plan design and trends, benchmarking data and related matters. Pearl Meyer reported directly to the Committee, participated in meetings as requested and communicated with the Committee Chair between meetings as necessary. The Committee has the sole authority to modify or approve Pearl Meyer's compensation, determine the nature and scope of its services, evaluate its performance, terminate the engagement, and hire a replacement or an additional consultant at any time.

The Committee reviewed Pearl Meyer's qualifications, independence and any potential conflicts of interest. The Committee determined that Pearl Meyer qualified as an independent consultant. In making this determination, the Committee considered, among other things: (i) that Pearl Meyer does not provide other services or receive other fees from Otis; (ii) the amount of fees Otis paid as a percentage of Pearl Meyer's total revenue; (iii) the policies and procedures adopted by Pearl Meyer to prevent conflicts of interest; (iv) any business or personal relationship of the Pearl Meyer consultant with any member of the Committee; (v) any Otis stock owned by the Pearl Meyer consultant; and (vi) any business or personal relationship of the Pearl Meyer consultant or Pearl Meyer with any Otis executive officer.

Our compensation peer group

HOW WE USE PEER GROUP DATA

We compare our executive compensation programs to those of 17 companies that make up our compensation peer group (the "Peer Group"). Data from a broader range of companies are used for insight into general compensation trends and to supplement Peer Group data when necessary and appropriate. The Committee evaluates each compensation element relative to the market median for each ELG member's and NEO's role, and makes adjustments based on the Committee's assessment of other factors that it determines to be relevant, including Otis' and individual performance, job scope, retention risk, internal pay equity and tenure.

HOW OUR PEER GROUP WAS CONSTRUCTED

In determining the Peer Group, the Compensation Committee considered factors such as revenue, market capitalization, global scope of operations, manufacturing footprint, and research and development activities.

The Peer Group for 2021 consisted of the following companies:

Cummins Inc.	Illinois Tool Works Inc.	Rockwell Automation, Inc.
Dover Corporation	Trane Technologies plc	Stanley Black & Decker, Inc.
Eaton Corporation plc	Lear Corporation	TE Connectivity Ltd.
Emerson Electric Co.	Motorola Solutions, Inc.	Terex Corporation
Fluor Corporation	Navistar International Corporation	Western Digital Corporation
Fortive Corporation	Parker Hannifin Corporation	

The Committee regularly assesses the composition of the Peer Group. No changes were made to the Peer Group from 2020 to 2021 that impacted 2021 compensation decisions. The changes made to the Peer Group in 2021 will become effective for 2022 compensation decisions.

Otis

Elements of our 2021 executive compensation program

In the table below, we discuss for each of the key elements of our executive compensation program for 2021, the key characteristics of the element, why we pay the element and how the amount was determined.

Compensation Element	Key Characteristics	Why We Pay It	How the Amount Is Determined
Base Salary	Fixed amount payable in cash	Required for attracting and retaining top talent	Reflects job scope and responsibilities, experience, market value and individual performance
Short-Term Incentive (STI)	Variable compensation payable in cash, based on the achievement of pre-established annual financial goals and individual performance Amount payable can range from 0%-200% of the NEO's target incentive, which is a percentage of the NEO's salary	Aligns compensation with annual performance results and drives the achievement of those results	The STI target percentage is determined based on a market analysis of each NEO's role. We design our STI program to provide competitive annual incentive payments if target goals are achieved, to provide above-target payments if these goals are exceeded and to provide below-target payments or no payments if the target goals are not achieved. In addition, individual performance is considered when determining STI payments
Long-Term Incentive (LTI)	Variable compensation tied to our stock price and in the case of PSUs, the achievement of the underlying performance metrics and our relative TSR	Aligns the interests of our executives with shareholders and provides the opportunity for upside potential based on stock price appreciation and the achievement of long-term financial goals Encourages long-term company performance and serves to retain talent	Targets grant value based on job scope and responsibilities, experience, market value and individual performance

Our 2021 compensation mix

To support our executive compensation philosophy, our NEO compensation mix is heavily weighted toward at-risk compensation within our STI and LTI programs. The following shows the relative weightings of the salary, target STI award and target LTI compensation awarded to our NEOs in 2021.

CEO MIX



NEO MIX



CEO Mix – 89.4% at-risk compensation

NEO Mix – 75% to 83% at-risk compensation based on actual NEO allocations

To determine these percentages, we used the salary paid, STI target award percentage and the target grant date value of LTI awards.

Base salary

We target base salaries at the market median; however, actual salaries may vary from the median based on factors such as job scope and responsibilities, experience, tenure, individual performance, retention risk and internal pay equity. Effective April 1, 2021, each of our NEOs received salary (merit) increases ranging from 4.2 to 9.1%.

The 2021 salary increases are set forth in the table below and became effective on April 1, 2021.

	2020 Year-end Salary Rate ($)	Salary/ Merit Increase ($)	New Base Salary ($)	Percentage Increase (%)
J. Marks	1,150,000	100,000	1,250,000	8.7
R. Ghai	750,000	50,000	800,000	6.7
P. Zheng	600,000	25,000	625,000	4.2
N. LaFreniere	550,000	50,000	600,000	9.1
S. de Montlivault	555,245	29,235	584,480[1]	5.3

[1] Calculated using the December 31, 2021, exchange rate.

STI compensation

We are committed to providing a market-competitive compensation program designed to motivate and reward key talent. In furtherance of this objective, we provide an STI program that rewards our executives, including our NEOs, based on annual financial results and individual performance. The program balances regional (i.e., the Americas, Asia Pacific, China and EMEA regions) and global companywide goals and aligns NEOs on key performance goals critical to our near-term and long-term success.

Under the STI design, our corporate NEOs, Ms. Marks, Mr. Ghai and Ms. LaFreniere, were rewarded based solely on the achievement of overall Otis' performance goals while our region NEOs, Messrs. Zheng and de Montlivault, were rewarded based on the achievement of a combination of region performance goals (80% weighting) and Otis' overall performance (20% weighting). For the region NEOs, the Committee wanted them to focus on regional results they more directly impact while also maintaining an incentive to take actions that benefit Otis overall.

The graphic below illustrates the 2021 STI design for our NEOs:



Payout factor
Otis HQ: 100% Otis overall
Region: 80% Region / 20% HQ

The design is unchanged from the post-Separation design of our 2020 STI program, except that in 2020 our corporate NEOs had a 10% weighting for New Equipment Orders and a 20% weighting for sales while our region NEOs had a 15% weighting for each of these metrics. For 2021, New Equipment Orders and sales were each set at 15% for our corporate NEOs to match the allocation of our region NEOs and simplify the STI design.

Otis

The table below describes why we chose the performance goals, how the relative weightings were chosen, and how the targets were determined and provides information on the minimum and maximum payout levels. Please refer to Appendix B on page 93 for information on how these goals are defined and calculated.

	Net Income/EBIT	Free Cash Flow (FCF)	Organic Sales Growth	New Equipment Orders Growth
Why the performance goal was chosen by the Committee	Net income was chosen for corporate-level NEOs because it includes items such as tax and interest, which are measured and influenced at the corporate level. EBIT was chosen for our region NEOs since it measures operating earnings, which they can influence.	FCF performance measures our ability to generate cash to fund our operations, pay down debt, reward our shareholders, and invest in acquisitions and strategic initiatives.	Organic sales is a key measure of top-line growth, which helps drive net income and FCF. This goal provides a more balanced STI program.	New Equipment Orders are essential in laying the foundation for future or multiyear growth. This goal helps ensure management balances short- and long-term performance objectives.
How the relative performance goal weightings were determined	The Committee continued to maintain a significant focus on earnings (40%) and FCF (30%), which are key metrics for our business, but it also wanted metrics to encourage top-line growth. For corporate-level NEOs, the New Equipment Orders weighting was increased by 5% and the sales weighting was decreased by 5%, to simplify the STI design by aligning the corporate weightings with our region NEOs' weightings.			
How the targets were determined	The targets for 2021 were all increased from the corresponding targets set in 2020 and were set at levels the Committee believes will support our achievement of our long-term goals. The 2021 net income target is approximately 16.6% greater than the 2020 target and approximately 3.6% greater than the 2020 STI program results achieved. The 2021 FCF target is approximately 23.8% greater than the 2020 target and is slightly greater than the very strong FCF results achieved under the 2020 STI program. In 2020, the Committee set a target of 2.3% organic sales growth and a 2.7% target for New Equipment Orders growth, but we had negative organic sales of 2.1% and negative New Equipment Orders growth of 2.7%. For 2021, the Committee set an organic sales growth target of 3.2% and a New Equipment Orders growth target of 1.5%, in light of the uncertainty and whether growth would return in 2021 given the negative results in 2020.			
How the maximums and thresholds were determined	For 2021, the Committee increased the performance level required for a maximum payout as a percentage of target performance to make it more difficult to achieve maximum payouts given the strong results achieved in 2020, but also maintained the threshold payout levels at the same percentage of target performance that the Committee adopted in 2020 due to the continued uncertainty over the impact of the COVID-19 pandemic.			

The 2021 STI targets percentages for all our NEOs, which are unchanged from those in effect at the end of 2020, are provided below:

	Target % of Base Salary
J. Marks	150
R. Ghai	100
P. Zheng	80
N. LaFreniere	75
S. de Montlivault	80

The following table shows the corporate performance goals, the payouts at maximum, target and threshold performance levels, and the actual results and associated payout factors.

Performance Goals	Net Income ($M)		Free Cash Flow (FCF) ($M)		Organic Sales Growth %		New Equipment Orders Growth %		Total Payout %
	Goal $	Payout %	Goal $	Payout %	Goal %	Payout %	Goal %	Payout %	
Maximum	1,305	80	1,560	60	13.5	30	11.6	30	200
Target	1,135	40	1,300	30	3.2	15	1.5	15	100
Threshold	851	20	910	15	(17.5)	7.5	(18.8)	7.5	50
2021 Actual Results	1,271	72	1,544	58	8.9	24	13.2	30	184

The final region 2021 STI payout factors for Messrs. Zheng and de Montlivault were 146% and 144%, respectively.

DETERMINATION OF 2021 INCENTIVE PAYMENTS

Payments under our STI program are determined based on a combination of financial results against pre-established targets as well as the NEO's individual performance and can range from 0% to 200% of the NEO's target STI percentage.



The 2021 STI payments for each of our NEOs are shown below.

	Salary ($)	Target STI %	Financial Performance Payout Factor %	Individual Performance Payout Factor %	STI Payment ($)
J. Marks	1,250,000	150	184	103.0	3,553,500
R. Ghai	800,000	100	184	101.9	1,500,000
P. Zheng	625,000	80	146	102.7	750,000
N. LaFreniere	600,000	75	184	100.0	828,000
S. de Montlivault	577,171	80	144	100.0	673,575

The base salaries in effect at year-end were used to calculate the STI payments, and STI payment amounts were rounded in some cases.

Ms. Marks and Messrs. Ghai and Zheng received individual performance payout factor increases of 3%, 1.9% and 2.7%, respectively. These increases were made in recognition of their exemplary leadership during the year.

Our STI program provides the Committee with the ability to make adjustments to the determination of STI financial performance payout factors to account for material, unforeseen circumstances beyond management's control that affected financial performance results relative to the pre-established goals, including certain non-recurring charges and credits unrelated to operating performance. The Committee made two adjustments for 2021. The Committee adjusted the corporate net income results to exclude the translational impact of better than forecasted foreign currency rates and adjusted the corporate FCF results to exclude the benefit attributable to a delay in the time at which a fully reserved tax liability was expected to be paid.

Otis

LTI compensation

2021 LTI GRANTS

The NEOs were granted their annual LTI awards as a combination of PSUs, restricted stock units ("RSUs") and stock appreciation rights ("SARs").


50%
PSUs
PSUs vesting tied to:
• 3-year cumulative adjusted earnings per share
• 3-year average organic sales growth
• relative TSR
• continued employment
25%
RSUs
RSUs and SARs vest one-third per year, subject to continued employment
25%
SARs

50% of the target LTI opportunity was awarded in the form of PSUs, 25% in RSUs and 25% in SARs. The largest portion was awarded as PSUs to drive the achievement of the underlying performance goals that we believe are important to our success. The other 50% of the LTI opportunity was equally split between RSUs and SARs to drive retention and alignment with shareholders, respectively. To determine the number of shares subject to PSUs and RSUs, we divided the applicable target grant value for these awards by our average stock price over the calendar month preceding the month of the grant date, which was $65.03. We use this practice to reduce the impact of short-term price fluctuations on the number of shares awarded. To determine the number of shares subject to SARs, we divided the target SAR value by $14.73, which is the fair value of an SAR that a third-party valuation consultant determined based on a binominal lattice model.

The target value of the 2021 LTI awards granted to each of our NEOs is shown below as well as the target value of the LTI awards granted to each NEO in 2020:

	2020 Target Value of LTI Awards ($)	2021 Target Value of LTI Awards ($)
J. Marks	8,000,000	8,500,000
R. Ghai	3,500,000	3,000,000
P. Zheng	2,250,000	1,300,000
N. LaFreniere	2,350,000	1,400,000
S. de Montlivault	2,000,000	1,300,000

All the NEOs, other than Ms. Marks, received a year-over-year decrease in the total target value of their LTI awards in 2021 as compared to their total target value for 2020. This is because in 2020 our NEOs received one-time RSU Founders Grants, in addition to the annual LTI awards they received from UTC prior to the Separation. Ms. Marks received a Founders Grant with a target value of $3 million and the other NEOs received a Founders Grant with target value of $1 million.

Disregarding the one-time Founders Grants made in 2020, each NEO received a year-over-year increase in the total target value of their LTI awards in 2021. The increase in the target value of the 2021 LTI grant as compared to their annual 2020 LTI target awards was $3,500,000, $500,000, $50,000, $50,000 and $300,000 for Ms. Marks, Mr. Ghai, Mr. Zheng, Ms. LaFreniere and Mr. de Montlivault, respectively. The increases for Ms. Marks and Mr. Ghai reflect the higher competitive positioning of grants made to chief executive officers and chief financial officers of public companies. The increase for Mr. de Montlivault brought his target LTI compensation in line with our other regional Presidents. The increases for Mr. Zheng and Ms. LaFreniere were made to ensure their LTI compensation remains competitive.

2021-2023 PSUs

PSUs incentivize and reward achievement of performance that is directly related to our long-range plan. Performance is measured over the three-year performance period, from January 1, 2021, through December 31, 2023. Prior to vesting, PSUs accumulate dividend equivalents, which are reinvested as additional PSUs and subject to the same vesting schedule. If PSUs vest, shares will be paid in early 2024 after the conclusion of the performance period based on the Committee's determination of the achievement level of the underlying performance goals. For the 2021-2023 performance cycle, the performance goals were three-year cumulative adjusted EPS ("Cumulative EPS") and three-year average organic sales growth ("Average Organic Sales Growth"). 60% of the PSUs are eligible to vest based upon the achievement of Cumulative EPS and 40% are eligible to vest based upon the achievement of Average Organic Sales Growth. In addition, the PSUs include a relative TSR multiplier to further link PSUs to shareholder value creation. The number of PSUs earned based upon the achievement of Cumulative EPS and Average Organic Sales Growth will be adjusted upward or downward by a multiplier factor of 1.2 to 0.8 depending on our relative TSR over the three-year performance period as measured against the companies in the S&P 500 Industrials Index. The maximum payout of PSUs is capped at 200% of the sum of the "target" number of PSUs awarded plus reinvested dividends. For more information on what is included in the definitions of Cumulative EPS and Average Organic Sales Growth, please refer to Appendix A on pages 89-92.

CUMULATIVE EPS (60% WEIGHTING)

The graph below shows the Cumulative EPS payout factor at threshold performance ($7.18), target performance ($8.45) and maximum performance ($9.72).



AVERAGE ORGANIC SALES GROWTH (40% WEIGHTING)

The graph below shows the Average Organic Sales Growth payout factor at threshold performance (+1%), target performance (+3.5%) and maximum performance (+6.0%).



TSR MULTIPLIER

TSR is calculated based on the stock price change from the average 20-trading day closing price prior to the beginning of the performance period, which was $65.40, to the average 20-trading day closing price prior to the end of the performance period, including the reinvestment of dividends paid. As shown below, there will be a 20% reduction (multiplier of 0.8) in the number of shares otherwise payable if we rank in the bottom quartile of TSR performance; a 20% increase (multiplier of 1.2) if we rank in the top quartile of TSR performance; and an adjustment percentage determined on a linear basis if we rank in between these levels.



Otis

The following table describes why we chose the PSU performance goals, how the relative weightings were chosen, how the targets were determined, how the maximums and thresholds were determined and why a TSR multiplier was used.

	Cumulative EPS	Average Organic Sales Growth
Why the performance goal was chosen by the Committee	This goal was chosen because it aligns with how we communicate our performance to investors and because it is a strong indicator of a company's financial success.	This goal was chosen to incentivize top-line growth.
How the relative performance goal weightings were determined	The Committee chose to maintain a larger focus (60%) on Cumulative EPS since it is a key indicator of business strength. However, it also wanted to provide considerable emphasis (40%) on Average Organic Sales Growth to encourage top-line growth.	
How the targets were determined	At our first Investors Day on February 11, 2020, we provided guidance that we would achieve high-single-digit adjusted EPS growth over the medium term. This guidance was provided prior to the emergence of COVID-19. A Cumulative EPS target of $8.45 requires a 6.6% three-year compound annual growth rate, which the Committee determined was an appropriate target given the COVID-19 environment.	At our first Investors Day on February 11, 2020, we provided guidance that we would achieve low- to mid-single-digit Average Organic Sales Growth. The target of 3.5% is in line with this guidance, despite the later emergence of COVID-19, and is greater than our historical three-year average annual sales growth over the 2015-2017, 2016-2018 and 2017-2019 time periods, which was 3%.
How the maximums and thresholds were determined	The maximums were set at levels that the Committee determined to require exceptional performance in order to justify a 200% payout. The thresholds reflect the minimum level at which the Committee believes payouts should be made.	
Why a +/- 20% TSR multiplier is used	A +/- 20% multiplier (1.2 to 0.8) provides a further link to shareholder value creation. 20% was determined to strike the appropriate balance between the achievement of the goals tied to our long-range plan and our relative TSR performance.	

2021 RSUs

RSUs entitle the award recipient to receive shares of our common stock when the RSUs vest. RSUs earn dividend equivalents during the vesting period that are reinvested as additional RSUs each time we pay a dividend and are subject to the same vesting schedule. Our annual RSU grants vest ratably on each of the first three anniversaries of the grant date, with exceptions for death, disability, retirement, qualifying terminations within two years following a change in control and certain qualifying involuntary terminations. RSUs align the interests of our NEOs with shareholders and help retain executive talent.

2021 SARs

SARs entitle the award recipient to receive shares of our common stock with a market value equal to the positive difference between the market price of our common stock on the date the SARs are exercised and the closing price on the grant date. SARs expire after 10 years and vest ratably on each of the first three anniversaries of the grant date, with exceptions for death, disability, retirement, qualifying terminations within two years following a change in control and certain qualifying involuntary terminations. SARs only have value if our common stock price appreciates. As a result, these awards encourage the creation of long-term shareholder value.

EQUITY GRANT PRACTICES

The Committee approves annual LTI awards at its meeting in February each year, which will follow the release of our annual earnings by at least two trading days to ensure that the market has adequate time to absorb our results. Off-cycle LTI awards may also be granted during the course of the year. These grants must occur on the first trading day of the month following the month in which all approvals for the grant are obtained. The Committee has delegated the authority to certain officers to make individual equity grants to persons who are not officers subject to Section 16 of the Exchange Act or to ELG members within certain parameters. The Committee reviews the use of this delegation annually.

Other executive compensation policies and practices

Significant stock ownership requirements

The Committee believes that our ELG members and executive officers should maintain significant stock ownership to align their interests with those of our shareholders. As a result, we adopted stock ownership requirements when we became a public company. These stock ownership requirements must be achieved within five years of the Separation (or, if later, the individual's appointment to the ELG or as an executive officer), and progress toward meeting these requirements is reviewed by the Committee annually. The ownership requirements are a multiple of the executive officer's base salary in effect at the end of the five-year period.

Chief Executive Officer	6X
Chief Financial Officer	4X
Executive Officers who are ELG members	3X
Chief Accounting Officer	2X

If ownership requirements are not satisfied by the end of this period, the executive officer or ELG member is not permitted to sell any Otis shares (other than any sales required to pay applicable taxes) until achieving the required ownership. For purposes of determining stock ownership, we count common stock directly or indirectly owned by the individual or family members residing in the same household, RSUs and DSUs, including units held under nonqualified deferred compensation plans. We do not count options, SARs and unvested PSUs in determining if this requirement has been met.

Clawbacks

Otis can claw back compensation awarded under our STI and LTI programs. Under our STI program, the Committee can claw back STI awards if a performance goal is recalculated and the corrected performance goal would have, or likely would have, resulted in a reduced STI payout. The Committee will determine the amount to be repaid, which, at a minimum, will equal the difference between the STI paid and the STI that would have been paid had the corrected performance goal been used. Under our LTI program, the Committee has the authority to cancel awards, including vested awards, and to recoup gains realized by participants from previous grants if the LTI program participant violates post-employment non-competition, non-solicitation or non-disparagement covenants or if the LTI program participant is terminated for cause (or it is discovered within three years that the participant could have been terminated for cause).

No short sales, pledging or hedging of Otis securities and no underwater option buyouts

Our insider trading policy prohibits our directors, officers and colleagues from selling our stock "short," engaging in short-term trading (purchase and sale of Otis or vice versa within six months) or entering into any puts or calls on our stock. The policy also prohibits our directors, officers and colleagues from entering into any hedging or pledging transactions involving our stock. Additionally, our LTI program prohibits buyouts of underwater options or SARs.

Risk considerations

Annually, the Committee reviews a risk assessment of our compensation programs and policies. Based on this review, the Committee has concluded that these programs and policies do not create risks that are reasonably likely to have a material adverse effect on Otis. In making this determination, it was noted that programs and policies contain many risk mitigation factors, such as an appropriate mix of both short-, mid- and long-term pay and fixed and variable pay, the use of multiple well-balanced performance metrics, capped payout levels, significant stock ownership guidelines, clawbacks and the Committee's ability to exercise discretion to adjust payouts where appropriate.

Otis

Employment agreements

None of our U.S.-based ELG members have employment agreements. The Committee does not believe that our interests are served by entering into employment contracts because they limit our flexibility and often provide for guaranteed compensation levels. However, we have entered into agreements with executives based outside of the United States where local regulations and practices require employment agreements.

Post-employment restrictive covenants

Our ELG members are subject to certain contractual provisions preventing them from engaging in activities after termination of employment or retirement that are detrimental to Otis, such as disclosing proprietary information, soliciting Otis colleagues or clients, or engaging in competitive activities. Violations can result in a clawback of LTI awards.

Severance and change in control arrangements

Our NEOs and ELG members are covered by our ELG Severance Plan. We also provide executives with severance protection under our Change in Control Severance Plan. The majority of the companies in our Peer Group provide similar plans or arrangements. The Committee believes that such arrangements are a necessary component of a competitive executive compensation program and provide an appropriate level of benefits in the event of qualifying termination. Both our ELG Severance Plan and Change in Control Severance Plan require covered participants to agree to post-employment restrictive covenants designed to protect our interests, including non-competition and non-solicitation obligations to the extent permitted under applicable laws.

In addition, each of our NEOs received a UTC Executive Leadership Group RSU grant when we were part of UTC. These awards, which were converted into Otis ELG RSU grants in the Separation, will vest if a "mutually agreeable separation" occurs. This would occur upon one of the following:

- An ELG member's position has been eliminated or diminished by a divestiture, restructuring, shift in priorities or similar event
- An ELG member retires between age 62 and 65 with the company's consent
- An executive retires at age 65 or older

Receipt of the ELG RSU award is contingent upon the executive entering into an agreement containing the following restrictive covenants: (i) non-competition; (ii) employee non-solicitation; (iii) non-disparagement; (iv) protection of confidential, sensitive and proprietary information; and (v) post-termination cooperation. As explained below, Otis has discontinued the practice of granting ELG RSU grants and has instead adopted the ELG Severance Plan.

ELG SEVERANCE PLAN

The Committee adopted the ELG Severance Plan (the "Severance Plan") to provide ELG members with severance benefits upon qualifying terminations of employment. The Committee also was motivated to adopt the Severance Plan because it wanted to provide a more market-competitive severance arrangement based on the ELG member's annual cash compensation rather than the stock-based severance arrangement previously provided by UTC to its ELG members (i.e., the ELG RSUs awards described above), which varies in value based on trading prices.

The Severance Plan provides for the payment of severance and other benefits upon an involuntary termination of employment other than for Cause, Disability (as such terms are defined in the Severance Plan) or death, and that is not a qualifying termination under our Change in Control Severance Plan (discussed below). Subject to the execution of a release and covenant agreement, which will contain a release of claims and non-competition and non-solicitation covenants that may extend for up to two years after termination, the Severance Plan provides for the following payments and benefits upon a qualifying termination:

- A lump-sum payment equal to 1X (1.5X for the CEO) the sum of the ELG member's annual base salary and target STI
- A prorated STI for the year of termination, such STI to be paid after the completion of the year based on actual performance, but assuming target performance for any individual performance goals
- Continued healthcare benefits for up to 12 months at no cost
- Outplacement services for up to 12 months

The value of any cash severance payable under the Severance Plan to an ELG member will be reduced by the value of any of his or her ELG RSU grant (if any) that vests upon termination of employment, as well as by any other severance benefits that the ELG member is entitled to receive upon termination of employment.

CHANGE IN CONTROL SEVERANCE PLAN

Our Change in Control Severance Plan, which was adopted prior to the Separation, provides severance benefits to eligible executives upon a qualifying termination of employment. The plan was adopted to address the uncertainty that may result from a potential change in control, including the loss or distraction of our executives to the detriment of Otis and its shareholders.

Under the Change in Control Severance Plan, an NEO who is terminated without cause or resigns for good reason on, or within the two years following a change in control, would be entitled to receive, subject to the officer's execution of a release of claims and agreement to a one-year post-termination non-competition covenant and a two-year post-termination non-solicitation covenant:

- A lump-sum cash severance payment equal to 3X (for the CEO) or 2X (for the other NEOs) the sum of (a) the executive's annual base salary and (b) the executive's target STI
- A prorated target STI for the year of termination (reduced by any STI payment to which the NEO is entitled for the same period of service)
- Up to 12 months of healthcare benefit coverage continuation at no premium cost
- Outplacement services for 12 months
- Continued financial planning services for 12 months

The Change in Control Severance Plan provides that if the payments and benefits payable under it, or otherwise would be subject to the golden parachute excise tax imposed under the Internal Revenue Code ("IRC"), then the executive will either receive all such payments and benefits and pay the excise tax, or such payments and benefits will be reduced to the extent necessary so that the excise tax does not apply, whichever approach results in a higher after-tax amount of the payments and benefits being retained by the executive. Under our LTI program, unvested equity awards will vest on an accelerated basis if, within two years following a change in control, an NEO's employment is terminated in circumstances that would entitle him or her to severance under the Change in Control Severance Plan. For performance-based equity awards, acceleration will occur at either the greater of actual or target performance levels.

A change in control will generally be triggered under the Change in Control Severance Plan or the LTI program upon one of the following:

- The acquisition by any individual, entity or group of 20% or more of our outstanding securities or 20% or more of the combined voting power of our outstanding securities
- A change in the composition of a majority of our Board that is not supported by at least two-thirds of the incumbent board of directors
- The consummation of certain major corporate transactions, such as a reorganization, merger or consolidation, or sale or other disposition of all or substantially all of our assets
- Approval by our shareholders of our complete liquidation or dissolution

Otis

Other compensation elements

Retirement and deferred compensation benefits

Our U.S.-based executives and our internationally mobile executives participate in retirement and deferred compensation benefit plans, helping us to attract and retain talented executives.

Below are brief descriptions of these plans. See the "Pension benefits" table on page 69 and the "Nonqualified deferred compensation" table on page 70 for more details. Except for the Savings Plan, each of these plans is nonqualified and unfunded.

Plan	Description
Otis Retirement Savings Plan ("Savings Plan")	A tax-qualified defined contribution plan where salaried employees hired on or after January 1, 2010, receive an age-based company contribution (ranging from 3% to 5.5% of eligible compensation) to their Savings Plan account. Salaried employees hired prior to January 1, 2010, who previously participated in UTC's pension plans receive an enhanced age-based company contribution (ranging from 3% to 8% of eligible compensation), which is an amount equivalent to the cash balance benefits previously provided under UTC's pension plans. Eligible participants also receive a matching contribution equal to 60% of the first 6% of eligible compensation they contribute.
Otis Savings Restoration Plan ("SRP")	The SRP permits eligible employees to defer up to 6% of their eligible compensation to the extent such compensation exceeds the IRC compensation limit applicable to the Savings Plan and receive employer matching contributions at the same rate (up to 60% of the first 6% of eligible compensation) that would have been provided in the Savings Plan, if not for the IRC's compensation limit.
Otis Company Automatic Contribution Excess Plan ("CACEP")	Under the CACEP, eligible employees receive an age-based company automatic contribution for amounts above the IRC limits applicable to the Savings Plan. For employees hired on or after January 1, 2010, these age-based contributions range from 3% to 5.5% of eligible compensation. Employees hired prior to January 1, 2010, who previously participated in the UTC's pension plans, receive enhanced company automatic contributions ranging from 3% to 8%. The CACEP also provides missed matching contributions for employees whose matching contributions to the Savings Plan are limited by the IRC's contribution limits. In addition, employees who elect to defer eligible compensation to the Otis Deferred Compensation Plan receive an additional contribution to the CACEP to the extent the deferrals result in a reduction to company automatic contributions to the CACEP.
Otis Deferred Compensation Plan ("DCP")	The DCP allows eligible participants to defer up to 50% of their base salary and/or up to 70% of their STI. The compensation deferred is matched to the extent the DCP deferrals result in a reduction to contributions that would otherwise have been matched under the Savings Plan and/or the SRP, as applicable.
Otis LTIP Performance Share Unit Deferral Plan	This plan allows eligible participants to defer between 10% and 100% of their vested PSU awards granted under the LTI program. Upon vesting, the deferred portion of each PSU award is converted into DSUs that accrue dividend equivalents. There are no matching contributions or other employer contributions to this plan.
Otis Pension Preservation Plan ("PPP")	The PPP is a frozen defined benefit pension plan that covers salaried employees hired prior to January 1, 2010. The PPP was created at Separation when we assumed all payment liabilities under UTC's PPP with respect to current and former Otis employees' final average earnings ("FAE") based formula benefits that accrued after December 31, 2003, and their cash balance benefits. Accruals earned prior to January 1, 2004, under the UTC PPP and the tax-qualified portion of the benefits were retained by UTC. UTC's PPP provided supplemental benefits that cannot be paid under the UTC Pension Plan due to IRC limits. The UTC PPP formula was originally an FAE formula recognizing final five-year average salary and service which changed to a prospective cash balance formula (providing annual pay credits of 3% to 8% of pay based on service) for all participants by January 1, 2015 (earlier for participants hired prior to July 1, 2002, or who elected to participate under a prior pension choice program). Effective December 31, 2019, UTC's PPP was frozen other than with respect to interest credits on cash balance accounts. The normal retirement age is 65, but the FAE formula also provides for full retirement benefits at age 62 if a participant retires with at least 10 years of service. Early retirement benefits also are available under the FAE formula beginning at age 55 with at least 10 years of continuous service, reduced by 0.2% for each month by which retirement precedes age 62. The value of the cash balance benefit is not impacted by the age of the participant at termination. The cash balance benefits will automatically be paid on the first business day of the month following a participant's termination of employment, regardless of the participant's age, while the FAE benefits will be paid on the first business day of the month following the later of the participant's' termination or age 55. FAE benefits may be paid as a monthly single life annuity or an actuarially equivalent survivor benefit annuity, a single lump-sum or a series of two to 10 annual installment payments. Cash balance benefits may be paid in a lump sum, monthly annuity or a series of two to 10 annual installment payments.

Plan	Description
Otis Retirement Plan for Third Country National Employees ("TCN Plan")	The TCN is a defined benefit pension plan that covers internationally mobile employees hired prior to January 1, 2008. The TCN Plan was created at Separation when Otis assumed all payment obligations under UTC's TCN Plan with respect to current and former Otis employees. UTC's TCN Plan formula mirrored UTC's retirement plan formula and was originally an FAE formula recognizing final five-year average salary and service which changed on January 1, 2015, to a prospective cash balance formula (providing annual pay credits of 3% to 8% of pay based on service) for all participants. The FAE formula was frozen on December 31, 2014, but active participants continue to accrue benefits under the cash balance formula. Under the TCN Plan, participants who terminate their employment with less than five years of continuous service forfeit all their rights to benefits. The normal retirement age is 65. Early retirement benefits also are available under the plan for active participants and for participants who terminate employment after attaining age 55 and 10 years of continuous service. These benefits are reduced by 0.2% for each month the early retirement date precedes age 62 (which is based on the sum of the credited service to date of retirement/termination or December 31, 2014, if earlier for the FAE benefits, and as of the benefit commencement date for the cash balance benefits). The normal form of payment is a life annuity, but participants can elect instead a contingent annuity option or a life annuity with a guaranteed number of monthly payments option.

Perquisites and other benefits

We provide our ELG members with the perquisites and other benefits described below. The Committee believes that these benefits are appropriate given their contribution to recruitment and retention and are based on legacy UTC compensation practices.

Perquisite/Benefits	Description
ELG Long-Term Disability	The ELG long-term disability program provides an annual benefit upon disability that is equal to 80% of base salary plus target STI.
Executive Physical	ELG members are eligible for a comprehensive annual executive physical.
Executive Leased Vehicle	ELG members receive an annual allowance toward the cost of a leased vehicle, including fuel expenses, registration fees, insurance and maintenance. Non-U.S.-based ELG members receive a comparable benefit based on local practice. Lease payments above the annual allowance are paid directly by the executive.
Financial Planning	ELG members are eligible to receive an annual financial planning benefit.

Our expatriates and foreign executives on local contracts also receive certain perquisites in accordance with their respective local contracts and international assignment packages, for which contracts are customary in those countries. Those benefits may include housing allowance, relocation, educational allowance for their children, tax equalization to their home country and home leave travel. Both Messrs. Zheng and de Montlivault are on international assignment packages and received some of these benefits. See footnote (8) to the Summary Compensation Table on pages 62-63 for more details on these perquisites and benefits.

OTIS

Report of the Compensation Committee

The Compensation Committee establishes and oversees the design and function of Otis' executive compensation program. We have reviewed and discussed the foregoing compensation discussion and analysis with the management of Otis and have recommended to the Board that the compensation discussion and analysis be included in the Proxy Statement for the Annual Meeting.

COMPENSATION COMMITTEE

John H. Walker, **Chair**　　　　　Harold W. McGraw III

Shailesh G. Jejurikar　　　　　　Margaret M. V. Preston

Compensation Tables

Summary Compensation Table

Year	Salary ($)[2]	Bonus ($)[3]	Stock Awards ($)[4]	Option Awards ($)[5]	Non-Equity Incentive Plan ($)[6]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[7]	All Other Compensation ($)[8]	Total ($)	Total Without Change in Pension Value ($)
Judy Marks[1]	Chair, Chief Executive Officer and President								
2021	1,225,000	–	6,458,191	2,093,575	3,553,500	–	440,040	13,770,306	13,770,306
2020	1,012,500	2,700,000	5,797,929	2,130,560	–	–	346,323	11,987,312	11,987,312
2019	956,250	1,500,000	2,150,799	2,066,540	–	–	283,055	6,956,644	6,956,644
Rahul Ghai[1]	Executive Vice President & Chief Financial Officer								
2021	787,500	–	2,279,435	738,913	1,500,000	–	229,865	5,535,713	5,535,713
2020	674,688	1,200,000	2,325,414	1,065,280	–	–	133,592	5,398,974	5,398,974
2019	311,932	875,000	1,875,975	815,474	–	12,069	190,411	4,080,861	4,068,792
Perry Zheng[1]	President, Otis China & Chief Customer Product Officer								
2021	618,750	–	987,771	320,195	750,000	–	2,370,311	5,047,027	5,047,027
2020	539,750	655,000	1,719,279	538,482	–	–	1,379,777	4,832,288	4,832,288
Nora LaFreniere[1]	Executive Vice President & Chief General Counsel								
2021	587,500	–	1,063,792	344,837	828,000	99,703	197,235	3,121,067	3,021,364
2020	488,479	650,000	1,782,575	585,316	–	120,993	154,158	3,781,521	3,660,528
Stéphane de Montlivault[1]	President, Otis Asia Pacific								
2021	577,171	–	987,771	320,195	673,575	29,968	426,310	3,014,990	2,985,022
2020	530,986	435,618	1,593,948	433,130	–	534,798	633,908	4,162,388	3,627,590
2019	493,734	433,865	505,379	478,460	–	586,576	456,449	2,954,463	2,367,887

[1] For each of the NEOs, two or three years of compensation information is presented based on how long they have been our NEOs. Compensation reported in 2019 was solely determined by UTC's Compensation Committee, and compensation reported for 2020 was determined partly by UTC's Compensation Committee and partly by the Committee. Compensation paid to Messrs. Zheng and de Montlivault was converted using the applicable exchange rate on the payment date (ranging from CNY to U.S. dollar conversion rate of 0.14941 to 0.15634 for Mr. Zheng and SGD to U.S. dollar conversion rate of 0.73 to 0.76 for Mr. de Montlivault), except that the amounts shown in the "Salary," "Bonus" and "Non-Equity Incentive Plan" columns used the December 31, 2021, exchange rate (CNY to U.S. dollar conversion rate of 0.15732 for Mr. Zheng, and SGD to U.S. dollar conversion rate of 0.73938 for Mr. de Montlivault).

[2] **Salary.** Salary earned, including amounts an NEO elected to defer. For more information, see "Compensation discussion and analysis – Base salary" on page 50 and "Compensation discussion and analysis – Retirement and deferred compensation benefits" on pages 59-60.

[3] **Bonus.** Cash bonuses provided under our 2020 STI program and the legacy UTC program for 2019, which were both primarily based on measured performance against pre-established goals.

[4] **Stock Awards.** Grant date fair value of the PSU and RSU awards computed in accordance with FASB ASC Topic 718, but excluding the effect of estimated forfeitures. The assumptions made in calculating the fair value of the PSU and RSU awards are set forth in Note 13: Employee Benefit Plans to the Consolidated Statements to our 2021 Form 10-K. The grant date fair values shown for PSU awards assume target-level performance. The amounts reported in this column are greater than the LTI target award amounts reported under "2021 LTI Grants" on page 53 because of the methodology used to value these awards under FASB ASC Topic 718, and because in determining the number of shares granted, we divided the target value of the award by our average stock price over the prior month. If the highest level of performance for PSU awards is achieved (200%), the grant date fair values for PSUs would be: Ms. Marks, $8,738,173; Mr. Ghai, $3,084,132; Mr. Zheng, $1,336,497; Ms. LaFreniere, $1,439,315; and Mr. de Montlivault $1,336,497.

[5] **Option Awards.** Grant date fair value of SARs, calculated in accordance with the FASB ASC Topic 718, but excluding the effect of estimated forfeitures. The assumptions made in the valuation of these awards are set forth in Note 13: Employee Benefit Plans to the Consolidated Statements to our 2021 Form 10-K.

[6] **Non-Equity Incentive Plan.** Amounts reflect annual STI compensation under our STI program, which are based on measured performance against pre-established corporate and individual goals. The estimated threshold, target and maximum amounts for the annual STI compensation for 2021 are reflected in the "Grants of plan-based awards" table on page 64.

[7] **Change in Pension Value and Nonqualified Deferred Compensation Earnings.** For Ms. LaFreniere and Mr. de Montlivault, the amounts shown for 2021 reflect the year-over-year increase in the actuarial present value of their accrued benefits under the PPP and the TCN Plan, respectively. For Ms. LaFreniere, the increase in her PPP benefit, a frozen benefit, is attributable to meeting early retirement age under the PPP, offset by the increase in the discount rate used to value her unreduced PPP benefits at age 62. For Mr. de Montlivault, the increase is attributable to his benefit accrual under the cash balance formula in the TCN Plan, offset by the increase in the discount rate used to value his TCN Plan benefits.

[8] **All Other Compensation.** The 2021 amounts in this column consist of the following items, as discussed in the "All other compensation" table below.

Otis

All other compensation

Name	Personal Use of Corporate Aircraft ($)[a]	Leased Vehicle Payments ($)[b]	Company Contributions Deferred Compensation Plans ($)[c]	Relocation Benefits ($)[d]	Financial Planning Benefit ($)	Health Benefits ($)[e]	International Assignments ($)[f]	Miscellaneous ($)[g]	Total ($)
J. Marks	10,799	20,147	357,175	21,250	16,134	13,899	–	635	440,040
R. Ghai	–	23,936	180,863	3,839	–	20,227	–	1,000	229,865
P. Zheng	–	22,109	115,911	–	16,000	13,409	2,202,825	57	2,370,311
N. LaFreniere	–	21,561	143,550	–	16,000	16,124	–	–	197,235
S. de Montlivault	–	21,851	–	11,815	–	17,229	375,415	–	426,310

[a] We do not own a corporate jet. However, we lease aircraft by the hour from time to time to support business travel. In 2021, the only personal use of aircraft occurred when Ms. Marks' spouse was permitted to use the leased aircraft to attend an event at which Ms. Marks received a distinguished leadership award from the Committee for Economic Development of the Conference Board. The Board authorized Ms. Marks to periodically use the leased aircraft for business purposes to travel between her home and our headquarters, and we have treated this as business travel consistent with our remote work practice for corporate colleagues.

[b] Annual costs incurred in connection with providing a leased vehicle, including fuel expenses, registration fees, insurance and maintenance.

[c] Company matching and automatic age-based contributions to the Retirement Savings Plan, and company contributions to the Savings Restoration Plan, the Deferred Compensation Plan and the Company Automatic Contribution Excess Plan. For more information, please see "Compensation discussion and analysis – Retirement and deferred compensation benefits" on pages 59-60. Mr. de Montlivault does not participate in any deferred compensation arrangements or the Retirement Savings Plan.

[d] Relocation benefits paid to Ms. Marks and Messrs. Ghai and de Montlivault, including associated tax gross-up for Mr. Ghai ($1,779.20). Ms. Marks' relocation benefits were approved by UTC upon her hire in late 2017 and provided for decreasing amounts to be paid over 2018 – 2021.

[e] Costs incurred associated with company-covered healthcare benefits and annual physical exam costs for Mr. Ghai and Ms. LaFreniere of $4,725 each. In addition, our NEOs are eligible for ELG long-term disability benefits as described on page 60; however, because no cost is incurred unless the NEO actually becomes disabled, no amount is reflected in this column.

[f] Certain compensation elements provided in accordance with an international assignment for Mr. Zheng, who is based in China, and a local contract for Mr. de Montlivault, who is based in Singapore. Individual contracts for senior executives are customary in Asia where compensation practices differ from those in the United States. The amount shown for Mr. Zheng consists of: $148,161 for housing and utilities; $17,561 for home leave travel; $11,259 for driver allowances and accommodations; $6,012 for club dues; $1,966,852 for a net tax settlement payment on the difference between taxes paid in China and what would have been payable in the United States; and $52,980 for a U.S. Social Security tax gross-up. The amount shown for Mr. de Montlivault consists of: $226,987 for housing; $64,307 for educational expenses for his minor children; $1,065 for club dues; $29,572 for foreign assignment payments; $4,545 for goods and services tax reimbursement; $30,762 for departure services program; and $18,177 for storage and moving expenses and associated goods and services taxes.

[g] These amounts include matching contributions for Ms. Marks and Mr. Ghai to eligible nonprofit organizations under our matching gift program, and a cash payment for Mr. Zheng resulting from the rounding down of the fractional shares with the conversion of certain of his UTC LTI awards at Separation in accordance with the Employee Matters Agreement. For Ms. Marks, the amount also includes travel expenses of $285.26 related to her attendance at the event referred to in footnote (a).

Grants of plan-based awards

Name	Grant Date	Approval Date[1]	Estimated Future Payouts under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts under Equity Incentive Plan Awards[3]			All Other Stock Awards: Number of Shares of Stock or Units #[4]	All Other Option Awards: Number of Securities Underlying Options (#)[5]	Exercise or Base Price of Option Awards ($/Sh)[6]	Grant Date Fair Value of Stock and Option Awards ($)[7]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
J. Marks												
SARs	2/5/2021	2/4/2021	–	–	–	–	–	–	–	144,264	63.93	2,093,575
RSUs	2/5/2021	2/4/2021	–	–	–	–	–	–	32,678	–	–	2,089,105
PSUs	2/5/2021	2/4/2021	–	–	–	10,457	65,355	130,710	–	–	–	4,369,086
2021 STI			140,625	1,875,000	3,750,000							
R. Ghai												
SARs	2/5/2021	2/4/2021	–	–	–	–	–	–	–	50,917	63.93	738,913
RSUs	2/5/2021	2/4/2021	–	–	–	–	–	–	11,534	–	–	737,369
PSUs	2/5/2021	2/4/2021	–	–	–	3,691	23,067	46,134	–	–	–	1,542,066
2021 STI			60,000	800,000	1,600,000							
P. Zheng												
SARs	2/5/2021	2/4/2021	–	–	–	–	–	–	–	22,064	63.93	320,195
RSUs	2/5/2021	2/4/2021	–	–	–	–	–	–	4,998	–	–	319,522
PSUs	2/5/2021	2/4/2021	–	–	–	1,599	9,996	19,992	–	–	–	668,249
2021 STI			37,500	500,000	1,000,000							
N. LaFreniere												
SARs	2/5/2021	2/4/2021	–	–	–	–	–	–	–	23,762	63.93	344,837
RSUs	2/5/2021	2/4/2021	–	–	–	–	–	–	5,383	–	–	344,135
PSUs	2/5/2021	2/4/2021	–	–	–	1,722	10,765	21,530	–	–	–	719,657
2021 STI			33,750	450,000	900,000							
S. de Montlivault												
SARs	2/5/2021	2/4/2021	–	–	–	–	–	–	–	22,064	63.93	320,195
RSUs	2/5/2021	2/4/2021	–	–	–	–	–	–	4,998	–	–	319,522
PSUs	2/5/2021	2/4/2021	–	–	–	1,599	9,996	19,992	–	–	–	668,249
2021 STI			35,069	467,584	935,168							

[1] All equity grants were made under our LTI program and approved on February 4, 2021, with a grant date of February 5, 2021. The Board approved Ms. Marks' grants and the Committee approved the other grants.

[2] **Non-Equity Incentive Plan Award.** The amounts reported in these columns represent the range of payouts under our 2021 STI program. An executive must be employed on the payment date to be eligible to receive these amounts, except under certain circumstances, as explained in more detail in the "Potential payments on termination or change in control" table. For purposes of this table, amounts are considered earned in fiscal year 2021 although not paid until early 2022 and subject to continued employment through the payment date. Actual awards received for 2021 are reported in the Summary Compensation Table under the "Non-Equity Incentive Plan" column. Payouts range from 7.5% (threshold performance for the lowest weighted performance goal) to 200% (maximum performance for all performance goals). For further information, see "Compensation discussion and analysis – STI Compensation" on pages 50-52.

[3] **Equity Incentive Plan Award.** The number of PSUs granted was determined by dividing the applicable target value by the average closing price of our common stock over the prior month ($65.03). Each PSU corresponds to one share of our common stock. Prior to vesting, PSUs accumulate dividend equivalents, which are reinvested as additional PSUs subject to the same vesting schedule. Vested PSUs are settled in shares at the end of the performance period following determination of the performance achievement levels by the Committee, except in the event of death, disability, retirement eligibility, a qualifying termination within two years following a change in control and certain involuntary terminations. The performance period runs from January 1, 2021, to December 31, 2023. For this performance cycle, the performance goals are three-year cumulative adjusted EPS and annual organic sales growth (weighted at 60% and 40%, respectively), adjusted upward or downward by up to 20% based on our relative TSR performance. Payout ranges from 16% (threshold performance for the lowest weighted performance goal and assuming a 20% downward TSR adjustment) to 200% (200% is the maximum performance for both performance goals including the TSR adjustment), plus any accrued dividend equivalents. For further information, see "Compensation discussion and analysis – LTI compensation" on pages 53-55.

[4] **Number of Shares – All Other Stock Awards.** The number of RSUs granted was determined by dividing the applicable target value by the average closing price of our common stock over the prior month ($65.03). The 2021 RSU awards vest ratably on each anniversary of the grant date over a three-year period, subject to continued employment, except in the case of death, disability, retirement eligibility, a qualifying termination within two years following a change in control and certain involuntary terminations. Unvested RSUs earn dividend equivalents that are reinvested as additional RSUs that vest on the same date as the underlying RSUs. Since our stock price appreciated between the approval date and the grant date, the grant date fair value of these awards exceeds their target values.

[5] **Number of Shares – All Option/SAR Awards.** SARs vest ratably on each anniversary of the grant date over a three-year period, subject to continued employment, except in the case of death, disability, retirement eligibility, a qualifying termination within two years following a change in control and certain involuntary terminations. The number of SARs granted was determined by dividing the total target value of the award by the estimated value of each SAR determined using a binominal lattice valuation model.

[6] **Exercise Price – All Option/SAR Awards.** The per share exercise price was the closing price of our common stock on the date of grant ($63.93).

[7] **Grant Date Fair Value – Stock and Option/SAR Awards.** The grant date fair value of the 2021 SAR, RSU and PSU awards was calculated in accordance with FASB ASC Topic 718, but excluding the effect of estimated forfeitures as described in more detail in footnotes (4) and (5) of the Summary Compensation Table.

Otis

Outstanding equity awards at fiscal year-end

Name[1]	Option Awards				RSU and PSU Stock Awards			
	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)[2]	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[3]	Market Value of Shares or Units of Stock That Have Not Vested ($)[4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[5]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[6]
J. Marks								
2/5/2021[7]							132,210	11,511,525
2/5/2021[8]					33,053	2,877,925		
2/5/2021[9]	–	144,264	63.93	2/4/2031				
6/1/2020[10]					60,267	5,247,448		–
2/4/2020[11]	–	171,958	80.97	2/3/2030		–		–
2/4/2020[12]					31,848	2,773,005		–
2/5/2019[13]	–	191,799	63.92	2/4/2029		–		–
2/5/2019[14]					42,188	3,673,309		–
1/2/2018[15]	101,096	–	67.83	1/1/2028		–		–
11/1/2017[16]					34,008	2,961,077		–
R. Ghai								
2/5/2021[7]							46,662	4,062,860
2/5/2021[8]					11,666	1,015,759		
2/5/2021[9]	–	50,917	63.93	2/4/2031				
6/1/2020[10]					20,157	1,755,070		–
2/4/2020[11]	–	85,979	80.97	2/3/2030		–		–
2/4/2020[12]					15,256	1,328,340		–
8/1/2019[17]	–	69,350	69.77	7/31/2029		–		–
8/1/2019[17]					13,030	1,134,522		–
7/15/2019[16]					14,738	1,283,238		–
P. Zheng								
2/5/2021[7]							20,220	1,760,555
2/5/2021[8]					5,055	440,139		
2/5/2021[9]	–	22,064	63.93	2/4/2031				
6/1/2020[10]					20,157	1,755,070		–
2/4/2020[11]	–	43,461	80.97	2/3/2030		–		–
2/4/2020[12]					7,627	664,083		–
2/5/2019[13]	–	51,965	63.92	2/4/2029		–		–
2/5/2019[14]					11,042	961,427		–
1/2/2018[15]	23,620	–	67.83	1/1/2028		–		–
1/27/2017[16]					18,761	1,633,520		–
1/3/2017	4,469	–	58.66	1/2/2027		–		–
1/4/2016	7,874	–	50.58	1/3/2026		–		–
1/2/2015	4,724	–	60.88	1/1/2025		–		–
1/2/2014	13,197	–	59.53	1/1/2024		–		–
1/2/2013	4,384	–	44.46	1/1/2023		–		–

Name[1]	Option Awards				RSU and PSU Stock Awards			
	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)[2]	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[3]	Market Value of Shares or Units of Stock That Have Not Vested ($)[4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[5]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[6]
N. LaFreniere								
2/5/2021[7]							21,776	1,896,036
2/5/2021[8]					5,444	474,009		
2/5/2021[9]	–	23,762	63.93	2/4/2031				
6/1/2020[10]					20,157	1,755,070		–
2/4/2020[11]	–	47,241	80.97	2/3/2030	–			–
2/4/2020[12]					8,371	728,863		–
2/5/2019[13]	–	56,689	63.92	2/4/2029	–			–
2/5/2019[14]					11,926	1,038,397		–
1/2/2018[15]	25,510	–	67.83	1/1/2028	–			–
1/3/2017	5,107	–	58.66	1/2/2027	–			–
3/2/2016[16]					22,164	1,929,819		–
1/4/2016	8,938	–	50.58	1/3/2026	–			–
1/2/2015	5,873	–	60.88	1/1/2025	–			–
1/2/2014	19,049	–	59.53	1/1/2024	–			–
1/2/2013	5,362	–	44.46	1/1/2023	–			–
S. de Montlivault								
2/5/2021[7]							20,220	1,760,555
2/5/2021[8]					5,055	440,139		
2/5/2021[9]	–	22,064	63.93	2/4/2031				
6/1/2020[10]					20,157	1,755,070		–
2/4/2020[11]	–	34,958	80.97	2/3/2030	–			–
2/4/2020[12]					6,407	557,857		–
2/5/2019[13]	–	44,406	63.92	2/4/2029	–			–
2/5/2019[14]					9,913	863,125		–
1/2/2018[15]	19,841	–	67.83	1/1/2028	–			–
12/14/2017[16]					16,906	1,472,005		–
1/3/2017	5,362	–	58.66	1/2/2027	–			–
1/4/2016	5,618	–	50.58	1/3/2026	–			–
1/2/2015	3,319	–	60.88	1/1/2025	–			–

OTIS

[1] In addition to these Otis outstanding awards, Mr. Zheng holds vested Raytheon Technologies Corporation ("RTX") and Carrier Global Corporation ("Carrier") SARs, and Ms. LaFreniere and Mr. de Montlivault hold vested RTX SARs. These awards were received at Separation upon conversion of their vested UTC SARs. See Note 13: Employee Benefit Plans to the Consolidated Statements to our 2020 Form 10-K for further detail on the conversion. The table below lists the non-Otis awards held by Messrs. Zheng and de Montlivault and Ms. LaFreniere as of December 31, 2021.

Name	RTX SARs		Carrier SARs		Option Expiration Date RTX SARs & Carrier SARs
	Number of Securities Underlying Unexercised Options Exercisable (#)	Option Exercise Price ($)	Number of Securities Underlying Unexercised Options Exercisable (#)	Option Exercise Price ($)	
P. Zheng					
1/3/2017	8,938	82.35	8,938	18.53	1/2/2027
1/4/2016	15,748	71.01	15,748	15.98	1/3/2026
1/2/2015	9,449	85.47	9,449	19.24	1/1/2025
1/2/2014	26,394	83.58	26,394	18.81	1/1/2024
1/2/2013	8,768	62.41	8,768	14.05	1/1/2023
S. de Montlivault					
1/3/2017	10,725	82.35	–	–	1/2/2027
1/4/2016	11,236	71.01	–	–	1/3/2026
1/2/2015	6,639	85.47	–	–	1/1/2025
1/2/2014	15,450	83.58	–	–	1/1/2024
N. LaFreniere					
1/3/2017	10,215	82.35	–	–	1/2/2027
1/4/2016	17,876	71.01	–	–	1/3/2026
1/2/2015	11,747	85.47	–	–	1/1/2025
1/2/2014	38,101	83.58	–	–	1/1/2024
1/2/2013	10,725	62.41	–	–	1/1/2023

[2] The exercise price of the SAR awards for 2021 is equal to the closing price of our common stock on the grant date ($63.93). For the prior SARs grants, each SAR was originally granted as a UTC SAR and the exercise price of each UTC SAR was equal to the closing price of UTC's common stock on the grant date. Unvested UTC SARs at Separation were converted into "concentrated" unvested Otis SARs and subject to the same terms that applied to the original UTC SAR awards. For vested UTC SARs, both the number of outstanding SARs and the exercise price of each award were adjusted at Separation to reflect the post-Separation stock prices of the three companies. For more information on how the exercise prices of these prior grants were adjusted, see Note 13: Employee Benefit Plans to the Consolidated Statements to our 2020 Form 10-K.

[3] All RSUs, except those originally granted on February 5, 2019, as PSUs (see footnote (14) below), earn dividend equivalents, which are reinvested as additional RSUs each time we pay a dividend. The reinvested RSUs vest on the same date as the underlying RSUs and are included in this number. All RSUs granted prior to April 3, 2020, were originally granted by UTC.

[4] Calculated by multiplying the number of unvested RSUs by $87.07, the closing price of our common stock on December 31, 2021.

[5] The number of shares shown with respect to PSU awards granted in 2021 assumes maximum performance level, based on vesting estimates as of December 31, 2021. Final payouts for the 2021 PSU awards will be based on actual performance at the end of the three-year performance period (January 1, 2021-December 31, 2023), as determined by the Committee. The PSUs earn dividend equivalents, which are reinvested as additional Otis PSUs each time Otis pays a dividend. The reinvested PSUs vest on the same date as the underlying PSUs.

[6] Calculated by multiplying the number of unvested 2021 PSUs by $87.07, the closing price of our common stock on December 31, 2021.

[7] The 2021 PSUs are subject to vesting contingent on our performance over the three-year performance period described in footnote (5) based on our three-year cumulative adjusted EPS growth and average organic sales growth (weighted at 60% and 40%, respectively), adjusted upward or downward by up to 20% for relative TSR performance, as determined by the Committee, except in the case of death, disability, a qualifying termination within two years following a change-in-control, retirement and certain involuntary terminations.

[8] One-third of these RSUs vest ratably on the first three anniversaries of the grant date, subject to the executive's continued employment, except in the case of death, disability, a qualifying termination within two years following a change-in-control, retirement and certain involuntary terminations.

[9] One-third of these SARs vest ratably each year on the first three anniversaries of the grant date, subject to the executive's continued employment, except in the case of death, disability, a qualifying termination within two years following a change-in-control, retirement and certain involuntary terminations.

[10] These Founders Grants are scheduled to vest on June 1, 2023, subject to the executive's continued employment, except in the case of death, disability and a qualifying termination within two years following a change-in-control. These awards do not provide for retirement eligibility treatment or for vesting acceleration upon involuntary termination other than upon a qualifying termination following a change-in-control, as described above.

[11] These SARs are scheduled to vest on February 4, 2023, subject to the executive's continued employment, except in the case of death, disability, a qualifying termination within two years following a change-in-control, retirement and certain involuntary terminations.

[12] These RSUs are scheduled to vest on February 4, 2023, subject to the executive's continued employment, except in the case of death, disability, a qualifying termination within two years following a change-in-control, retirement and certain involuntary terminations.

[13] These SARs vested on February 5, 2022.

[14] These RSUs vested on February 5, 2022. These grants were originally granted as UTC PSUs but were converted to RSUs at Separation. These awards did not earn dividend equivalents.

[15] These SARs vested on January 2, 2021.

[16] RSUs received in respect of UTC RSUs granted upon appointment to UTC's ELG. These awards vest upon a qualifying termination, defined as a "mutually agreeable separation" following three years of ELG service, a qualifying termination within two years following a change-in-control or retirement on or after age 62, each subject to vesting acceleration upon death or disability.

[17] These RSU and SAR awards are scheduled to vest on August 1, 2022, subject to the executive's continued employment, except in the case of death, disability or a qualifying termination within two years following a change-in-control. These awards do not provide for retirement eligibility treatment or for vesting acceleration upon an involuntary termination other than upon a qualifying termination following a change-in-control, as described above.

Option exercises and stock vested

Name	Option Awards[1]		Stock Awards[3]	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[2]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
J. Marks	–	–	49,245	3,229,980
R. Ghai	–	–	667	53,627
P. Zheng	3,788	148,507	19,712	1,453,463
N. LaFreniere	–	–	13,517	899,746
S. de Montlivault	11,598	292,965	9,803	642,979

[1] Vested UTC SARs were converted into vested Otis, Carrier and RTX awards in connection with the Separation. During 2021, Messrs. Zheng and de Montlivault and Ms. LaFreniere exercised a portion of their RTX and/or Carrier SARs and received $111,331, $206,950 and $2,131,247, respectively. These amounts are not included in the table. For more information on the conversion, see Note 13: Employee Benefit Plans to the Consolidated Statements to our 2020 Form 10-K.

[2] The value realized was calculated by multiplying the number of shares acquired upon exercise of the Otis SARs by the difference between the closing price of our common stock on the exercise date and the exercise price.

[3] RSUs that vested in 2021, including shares vested to cover FICA taxes for awards with retirement vesting provisions. The value is calculated by multiplying the number of vested Otis RSUs by the market price of our common stock on the vesting date.

Otis

Pension benefits

Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)[1]	Payments During Last Fiscal Year ($)
N. LaFreniere OTIS Pension Preservation Plan (PPP)	22	988,574	–
S. de Montlivault OTIS Third Country National Plan (TCN Plan)	38	3,942,259	–

[1] The amounts shown are the actuarial present values of the benefits accumulated through December 31, 2021. The present values for Ms. LaFreniere under the PPP and for Mr. de Montlivault under the TCN Plan were computed using 2021 year-end ASC 715-30 assumptions, including the Pri-2012 mortality table with generational mortality improvement based on MP-2021 for the PPP and MP-2020 for the TCN Plan, and the applicable exchange rate for Mr. de Montlivault, except that they were both assumed to retire at the earliest date permitted without a reduction of benefits due to age, meaning age 62 for FAE benefits and age 65 for cash balance benefits. These amounts differ from the amounts in the "Potential payments on termination or change in control" table because they have both reached early retirement age and are eligible for reduced early retirement benefits based on their elected form of payment under their respective plan, with Ms. LaFreniere having to wait until age 55 to receive her benefits.

Nonqualified deferred compensation

Plan[1]	Executive Contributions in Last Fiscal Year ($)[2]	Registrant Contributions in Last Fiscal Year ($)[3]	Aggregate Earnings in Last Fiscal Year ($)[4]	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)[5]
J. Marks					
Otis SRP	62,000	130,860	99,826	–	780,509
Otis CACEP	–	199,925	3,673	–	470,421
R. Ghai					
Otis SRP	31,800	55,440	22,939	–	173,291
Otis CACEP	–	93,363	16,537	–	153,519
Otis DCP	157,500	5,670	10,045	–	173,215
P. Zheng					
Otis SRP	31,125	35,415	81,638	–	456,234
Otis CACEP	–	54,106	2,267	–	277,045
N. LaFreniere					
Otis SRP	29,750	34,110	167,489	–	926,643
Otis CACEP	–	75,800	21,058	–	153,957

[1] Mr. de Montlivault does not participate in any of the deferred compensation arrangements and no NEO participates in the LTIP Performance Share Unit Deferral Plan.

[2] Amounts shown are included in the "Salary" column of the Summary Compensation Table.

[3] Amounts shown are included in the "All Other Compensation" column of the Summary Compensation Table.

[4] Amounts shown reflect hypothetical investment returns to accounts based in fixed income, bond, target date and equity indices selected by the NEO. These returns do not constitute above-market earnings.

[5] The sum of contributions (both by the NEO and Otis) and credited earnings on those deferrals, less withdrawals. There were no withdrawals in 2021. Of these totals, the following amounts have been included in the Summary Compensation Table in prior years: Ms. Marks ($673,711); Mr. Ghai ($93,610); Mr. Zheng ($126,047); and Ms. LaFreniere ($123,418).

Potential payments on termination or change in control

Payment Type	J. Marks ($)	R. Ghai ($)	P. Zheng ($)	N. LaFreniere ($)	S. de Montlivault ($)
Involuntary Termination for Cause					
Severance Cash Payment	–	–	–	–	–
STI Payment[1]	–	–	–	–	–
Pension Benefit[2]	–	–	–	1,127,609	3,927,830
Option / SAR Value[3]	–	–	–	–	–
Stock Awards Value[3]	–	–	–	–	–
Sub-Total	–	–	–	1,127,609	3,927,830
Less: Vested Pension[4]	–	–	–	-1,127,609	-3,927,830
Total	–	–	–	–	–
Voluntary Termination / Resignation					
Severance Cash Payment	–	–	–	–	–
STI Payment[1]	–	–	–	–	–
Pension Benefit[2]	–	–	–	1,127,609	3,927,830
Option / SAR Value[4,5,6]	–	524,472	1,468,102	1,600,520	1,241,243
Stock Awards Value[4,5,6,7]	–	1,328,340	1,625,510	1,767,260	2,892,988
Sub-Total	–	1,852,812	3,093,612	4,495,389	8,062,061
Less: Vested Pension and Equity[4]	–	-1,852,812	-3,093,612	-4,495,389	-8,062,061
Total	–	–	–	–	–
Involuntary Termination without Cause					
Severance Cash Payment[8]	1,726,423	1,600,000	–	–	–
STI Payment[1,8]	3,553,500	1,500,000	750,000	828,000	673,575
Pension Benefit[2]	–	–	–	1,127,609	3,927,830
Option / SAR Value[4,5,6]	5,489,091	524,472	1,468,102	1,600,520	1,241,243
Stock Awards Value[4,5,6,7]	9,407,391	1,328,340	3,259,030	3,697,079	2,892,988
Other Benefits[8]	39,528	38,441	36,348	35,708	36,954
Sub-Total	20,215,933	4,991,253	5,513,480	7,288,916	8,772,590
Less: Vested Pension and Equity[4]	–	-1,852,812	-3,093,612	-4,495,389	-8,062,061
Total	20,215,933	3,138,441	2,419,868	2,793,527	710,529
Death / Disability					
Severance Cash Payment	–	–	–	–	–
STI Payment[1,9]	3,553,500	1,500,000	750,000	828,000	673,575
Pension Benefit[2]	–	–	–	1,127,609	3,927,830
Option / SAR Value[10,11]	8,827,360	2,902,446	1,978,663	2,150,373	1,751,804
Stock Awards Value[10,11]	23,288,525	8,548,358	6,334,517	6,874,176	5,968,475
Sub-Total	35,669,385	12,950,804	9,063,180	10,980,158	12,321,684
Less: Vested Pension and Equity[4]	–	-1,852,812	-3,093,612	-4,495,389	-8,062,061
Total	35,669,385	11,097,992	5,969,568	6,484,769	4,259,623
Qualifying Termination within 2 Years Following a Change-in-Control					
Severance Cash Payment[12]	9,375,000	3,200,000	2,250,000	2,100,000	2,104,128
STI Payment[1,12]	3,553,500	1,500,000	750,000	828,000	673,575
Pension Benefit[2]	–	–	–	1,127,609	3,927,830
Option / SAR Value[13]	8,827,360	2,902,446	1,978,663	2,150,373	1,751,804
Stock Awards Value[13]	29,044,288	10,579,788	7,214,794	7,822,194	6,848,752
Other Benefits[12]	55,528	54,441	52,348	51,708	52,954
Sub-Total	50,855,676	18,236,675	12,245,805	14,079,884	15,359,043
Less: Vested Pension and Equity[4]	–	-1,852,812	-3,093,612	-4,495,389	-8,062,061
Total	50,855,676	16,383,863	9,152,193	9,584,495	7,296,982

(1) Under our STI program, executives must be employed on the payment date to be eligible to receive their STI payouts, except in the event of a qualifying termination of employment following a change-in-control. As a result, the STI payouts are not deemed accrued as of December 31, 2021, and are included in this table upon the applicable event.

(2) Estimated lump-sum value of the retirement benefits accrued under the PPP and the TCN Plan, assuming retirement or termination on December 31, 2021, based on the applicable plan's 2021 present values, elected forms of payment, payable as of such date for Mr. de Montlivault and upon attainment of age 55 for Ms. LaFreniere, and applicable exchange rate for Mr. de Montlivault. These amounts differ from the amounts shown in the "Pension benefits" table because of the early retirement age adjustments and elected forms of payment.

(3) Outstanding equity awards will be forfeited upon involuntary termination (for cause).

(4) Equity awards are valued based on the closing price of our common stock ($87.07) on December 31, 2021. If an NEO qualifies for retirement treatment (see footnotes (5) and (7) below) for his or her unvested awards, the value of that equity is included in the "Less Vested Pension and Equity" rows. The value of vested and exercisable SARs is not included in this table since an NEO is entitled to receive them unless he or she is terminated for cause.

(5) Awards held for less than one year from the grant date will be forfeited. SAR and RSU awards held for more than one year will fully vest if the executive qualifies for retirement treatment, which is defined as either (i) age 65; (ii) age 55 plus 10 or more years of service; or (iii) age 50 to 54 and age plus years of service equal 65 or more ("Rule of 65"). PSU awards held for more than a year by an executive who has met this retirement eligibility will remain outstanding and be eligible to vest subject to achievement of the performance goals as determined by the Committee. Vested SARs will be exercisable by a retirement-eligible executive until the expiration of their term except that if the executive has met retirement eligibility through the Rule of 65, he or she will only be able to exercise his or her vested SARs for up to five years (or until the expiration of their term, if earlier). Messrs. Ghai and Zheng and Ms. LaFreniere qualify for the Rule of 65 and Mr. de Montlivault has attained age 55 with more than 10 years of continuous service. UTC entered into an agreement with Ms. Marks on February 3, 2020, that provides retirement treatment for her UTC awards converted to Otis awards in the event of an involuntary, not for cause termination. Non-retirement-eligible executives will forfeit their unvested awards upon a voluntary termination. These executives will, however, vest in a prorated portion of their RSUs and SARs held for more than one year upon an involuntary termination other than for cause. For these executives, PSUs held for more than one year will, upon an involuntary termination (not for cause), prorate under the same basis and remain eligible to vest upon achievement of the performance goals as determined by the Committee. Vested SARs may be exercised by a non-retirement-eligible executive for up to one year following an involuntary termination (not for cause) and for up to 90 days following a voluntary termination (in each case until the expiration of their term, if earlier).

(6) Special out-of-cycle awards (including the Founders Grant) do not have retirement eligibility treatment provisions. As a result, the executives will forfeit their unvested out-of-cycle awards upon a voluntary termination or an involuntary termination (not for cause).

(7) ELG RSU awards vest upon retirement on or after age 62 or in the case of a "mutually agreeable separation" (as defined on page 57) following three years of ELG service. With the exception of Mr. Ghai, all the NEOs have met this service condition and will receive these awards upon a mutually agreeable separation. Because Mr. de Montlivault qualifies for retirement under his ELG RSU award, he will also receive his award upon a voluntary termination.

(8) The ELG Severance Plan provides for the following payments and benefits: a lump-sum payment equal to one times (1.5X for the CEO) the sum of the executive's annual base salary and target annual STI award; a prorated STI payout for the year of termination based on actual performance; and other benefits (continued healthcare benefits for the executive and eligible dependents for up to 12 months at no cost; and outplacement services for up to 12 months). The value of any cash severance payable under the ELG Severance Plan to an ELG member will be reduced by the value of the executive's ELG RSU grant that vests upon the executive's termination, if any, as well as by any other severance benefits that the executive is entitled to receive upon termination of employment. For Messrs. Zheng and de Montlivault and for Ms. LaFreniere, this netting will result in zero cash severance payment assuming a December 31, 2021, termination of employment.

(9) Under our STI program, the Committee has discretion to determine what payment, if any, will be made in the event of an executive's death or disability. We have assumed that the executive or executive's estate, as applicable, will receive his or her STI award based on actual performance as determined as of the date of death or disability.

(10) Upon death, RSUs will vest and be converted to shares of common stock to be delivered to the executive's estate. All PSUs will vest at death and be converted at target performance (or such greater amount as determined by the Committee in its discretion) to shares of common stock to be delivered to the executive's estate. All unvested SARs will vest at death and become exercisable. The executive's estate will have three years from death (or until the expiration of the SAR, if earlier) to exercise all outstanding SARs; if a SAR expires prior to the expiration of that three-year exercise period, the SAR will be deemed to be exercised by the estate at the SAR expiration date. ELG RSU awards also vest on death.

(11) Upon disability (as defined in our LTI program), awards granted in 2021 will fully vest, with the PSUs being converted at target performance (or such greater amount as determined by the Committee). For awards granted prior to 2021, unvested awards will remain eligible to vest on the earlier of the award vesting date or 29 months following the date of the disability. Vested SARs may be exercised for up to three years from the termination date or the vesting date if later (but no later than the expiration of the applicable term). ELG RSU awards also vest upon disability. The ELG long-term disability program provides an annual benefit upon disability that is equal to 80% of base salary plus target STI payment.

(12) All the NEOs are eligible for change-in-control benefits under our Change in Control Severance Plan, which is described on page 58. Upon a qualifying termination within two years following a change-in-control, the executive will receive a lump-sum payment equal to the sum of his or her annual base salary and target annual STI award (3X for the CEO and 2X for the other NEOs), and payment of a prorated portion of his or her STI award for the year of termination, and other benefits (continued healthcare benefits for the executive and eligible dependents for up to 12 months at no cost; and financial planning and outplacement services for up to 12 months). Amounts reported in this table do not reflect the impact of the better net after-tax cutback that may apply under the terms of the Change in Control Severance Plan if the "golden parachute" excise tax imposed under Sections 280G and 4999 of the IRC would otherwise apply.

(13) In the event of a qualifying termination within two years following a change-in-control, our LTI program provides for the accelerated vesting of all outstanding equity awards (including awards outstanding for less than one year, special out-of-cycle awards and ELG RSU awards) and the applicable PSU performance goals will be deemed to be achieved at the greater of target and actual performance as determined by the Committee prior to the change-in-control. Amounts shown assume estimated 2021 PSU payouts based on projected performance. All values shown reflect the closing price of our common stock ($87.07) on the last trading day of 2021.

Otis

CEO pay ratio

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are providing the following information regarding the ratio of the annual total compensation of Ms. Marks, our CEO, to the annual total compensation of our median colleague.

Median colleague determination

COLLEAGUES INCLUDED

Our median colleague was identified from among our active global population of 69,082 (excluding our CEO) as of October 1, 2021 (of which 9,929 were U.S.-based and 59,153 non-U.S.-based). We then excluded 3,221 colleagues in 37 countries as permitted under the SEC's de minimis exception, for a net total of 65,861 colleagues.

The countries and number of colleagues excluded from the calculation were: Argentina (96), Bahrain (80), Belgium (242), Bosnia & Herzegovina (8), Brunei Darussalam (11), Bulgaria (24), Chile (187), Costa Rica (7), Croatia (77), Cyprus (37), Denmark (212), El Salvador (13), Estonia (49), Fiji (3), Finland (133), Greece (188), Guatemala (41), Honduras (9), Hungary (125), Ireland (74), Kazakhstan (33), Luxembourg (115), Macao (72), Morocco (156), New Zealand (84), Norway (149), Panama (54), Papua New Guinea (7), Qatar (74), Romania (84), Serbia (8), Slovak Republic (96), Slovenia (26), Sweden (115), Thailand (294), Uruguay (117), and Vietnam (121).

Consistently applied compensation measure

We used "total cash compensation" as our consistently applied compensation measure for the period running from October 1, 2020, to September 30, 2021, to determine the median colleague.

METHODOLOGY AND MATERIAL ASSUMPTIONS

- Our total cash compensation included wages, commissions, bonuses, spot and recognition awards, and allowances. Based on local laws, we also added gains on vesting and exercises of equity awards, and company contributions made to government-sponsored retirement programs when required by such laws.
- We annualized the compensation paid to our permanent colleagues who were hired during the period or on active military duty, paid leave or unpaid leave.
- We used October 1, 2021, exchange rates to convert all foreign currencies into U.S. dollars.

Annual total compensation determination

We then determined the annual total compensation of our CEO and median colleague for fiscal year 2021, using the methodology required for the Summary Compensation Table (see page 62 of this Proxy Statement).

Pay ratio determination

For 2021, Ms. Marks' annual total compensation was $13,770,306, and the annual total compensation of our median colleague was $49,941, resulting in a ratio of 276:1. We believe this pay ratio is a reasonable estimate based on the methodology and assumptions described above.

Comparing pay ratios of other companies

Because SEC rules allow companies to use different methodologies, exclusions, estimates and assumptions in calculating their CEO pay ratios, our CEO pay ratio may not be comparable to those reported by other companies.

Audit matters

Report of the Audit Committee

The Audit Committee assists the Board in its oversight responsibilities relating to: the integrity of Otis' financial statements; the independence, qualifications and performance of Otis' internal and independent auditors; Otis' compliance with its policies and procedures, internal controls, The Otis Absolutes and applicable laws and regulations; policies and procedures with respect to risk assessment and management; and such other responsibilities as delegated by the Board from time to time. The Committee's specific responsibilities and duties are set forth in the Audit Committee Charter adopted by the Board, which is available on the company's website.

Management has the primary responsibility for the financial statements and the financial reporting processes, including the system of internal controls. PricewaterhouseCoopers LLP ("PwC"), Otis' independent auditor, is responsible for expressing an opinion on the conformity of Otis' audited financial statements with generally accepted accounting principles and on the effectiveness of Otis' internal control over financial reporting.

In performing its oversight responsibilities, the Committee has reviewed and discussed with management and with PwC the company's audited financial statements for the year ended December 31, 2021, as well as the representations of management and the independent auditor's opinion thereon regarding Otis' internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act. The Committee discussed with Otis' internal audit and PwC the overall scope and plans for their respective audits. The Committee met with internal audit and PwC, with and without management present, to discuss the results of their examinations, the evaluation of Otis' internal controls, management's representations regarding internal control over financial reporting, and the overall quality of Otis' financial reporting.

The Committee has received the written disclosures and the Rule 3526 letter from PwC required by the applicable requirements of the Public Company Accounting and Oversight Board ("PCAOB") regarding the independent auditor's communications with the Audit Committee concerning independence, and discussed with PwC its independence, including the impact of any relationships or permitted non-auditing services on PwC's independence. The Committee also has discussed with PwC the matters required to be discussed under PCAOB Auditing Standard No. 1301. The Audit Committee also has received written materials addressing PwC's internal control procedures and other matters required by NYSE listing standards.

PwC represented to the Committee that Otis' audited financial statements were fairly presented in accordance with generally accepted accounting principles in the United States. Based on the reviews and discussions referred to above, the Committee has recommended to the Board that the audited financial statements be included in the Otis Annual Report on Form 10-K for the year ended December 31, 2021, for filing with the SEC. The Committee nominates the firm of PricewaterhouseCoopers LLP for appointment by the shareholders as Otis' independent auditor for 2022. The members of the Audit Committee believe that the continued retention of PwC to serve as the independent auditor is in the best interests of Otis and its shareholders.

AUDIT COMMITTEE

Jeffrey H. Black, **Chair**

Shailesh G. Jejurikar

Kathy Hopinkah Hannan

Shelley Stewart, Jr.

Otis

Proposal 3:
Appoint an independent auditor for 2022

- Pursuant to our Bylaws, our independent auditor is appointed by our shareholders. We are asking shareholders to approve the appointment of PricewaterhouseCoopers LLP ("PwC") to serve as our independent auditor for 2022 until the next Annual Meeting of Shareholders.

- PwC, an independent registered public accounting firm, served as Otis' independent auditor in 2021. Our Audit Committee has nominated, and the Board has approved, the firm for appointment by the shareholders to serve again as Otis' independent auditor for 2022.

THE BOARD RECOMMENDS A VOTE FOR THE APPOINTMENT OF PwC TO SERVE AS THE COMPANY'S INDEPENDENT AUDITOR FOR 2022.

Our Audit Committee is responsible for the appointment, retention, termination, compensation, evaluation and oversight of the independent auditor. The Audit Committee has appointed PwC to continue as our independent registered public accounting firm for 2022. We believe the appointment of PwC as independent auditor is in the best interests of our shareholders, and we are asking our shareholders to approve this appointment for the reasons set forth below.

Audit Committee assessment of PwC

At least annually the Audit Committee reviews the quality, performance and independence of its independent registered accounting firm, including a review and evaluation of the lead partner. This review takes into account the opinions of management and the internal auditor.

As a result of its most recent review, the Audit Committee believes that the continued retention of PwC as our independent registered public accounting firm is in the best interests of Otis and its shareholders. In making this determination, our Audit Committee considered a variety of factors, including:

- Independence
- Candor and insight provided to the Audit Committee
- Positive and respectful working relationship with management
- Institutional knowledge of Otis

- Responsive, timely and thorough communications with management and the Audit Committee
- Proactive and insightful information provided on accounting and auditing issues and regulatory developments affecting our industry

- Timely, thorough and practical advice and execution of services
- Management feedback
- Lead partner performance
- Comprehensiveness of evaluations of internal control structure

Audit Committee controls relating to independent auditor

A number of controls are in place to support the continued integrity, independence and quality of the independent registered public accounting firm and its audit responsibilities. These include:

- The Audit Committee, composed solely of independent directors, engages in regular executive sessions with PwC. The Audit Committee Chair and PwC's lead audit partner communicate frequently between formal meetings.

- The Audit Committee and our Audit Committee Chair are directly involved in the selection of PwC's lead audit partner for the Otis audit engagement.

- The Audit Committee is responsible for the audit fee negotiations and closely monitors those fees, including the appropriateness of fees relative to both efficiency and audit quality.

- The Audit Committee Chair, directly or as delegated to an Audit Committee member, must preapprove all services rendered by PwC to Otis and its consolidated subsidiaries. These services include audit, audit-related services (including attestation reports, employee benefit plan audits, accounting and technical assistance, risk and control services, and due diligence-related services) and tax services.

- The Audit Committee reviews and discusses with PwC information regarding PwC's periodic internal and peer quality reviews of its audit work as well as PCAOB reviews.

Policy on Audit Committee preapproval of audit and permissible non-audit services of independent auditor

The Audit Committee has adopted procedures requiring its review and approval in advance of all audit and permissible non-audit services provided by Otis' independent auditor. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is subsequently informed of each particular service approved by delegation. All of the engagements and fees for 2021 were approved by the Audit Committee. The Audit Committee reviewed with PwC whether the non-audit services to be provided were compatible with maintaining the firm's independence and concluded that they were. At least quarterly, the Committee reviewed a report summarizing fiscal year-to-date services provided by PwC and reviewed an updated projection of the fiscal year's estimated fees. Non-audit services consist of those described below in the Tax Fees and All Other Fees categories.

Fees billed by PwC

This table presents fees for professional audit and other services rendered by PwC for the fiscal years 2021 and 2020.

	Year Ended December 31, 2021 ($)	Year Ended December 31, 2020 ($)
Audit Fees[1]	13,928,667	13,739,094
Audit-Related Fees[2]	319,000	251,672
Tax Fees[3]	3,499,025	4,029,689
All Other Fees[4]	1,348,786	2,547,446
Total	**19,095,478**	**20,567,901**

[1] These amounts represent fees of PwC for the audit of our annual consolidated financial statements; the review of consolidated financial statements included in our quarterly Form 10-Q reports; the audit of internal control over financial reporting; and the services that an independent auditor would customarily provide in connection with subsidiary audits, statutory requirements, regulatory filings and similar engagements for the fiscal year, such as comfort letters, attest services, consents and assistance with review of documents filed with the SEC. Audit fees also include advice about accounting matters that arose in connection with or as a result of the audit or the review of periodic financial statements and statutory audits that non-U.S. jurisdictions require.

[2] Audit-related fees consist of assurance and related services that are reasonably related to the performance of the audit or review of Otis' consolidated financial statements or internal control over financial reporting. This category includes fees related to the performance of audits and attest services not required by statute or regulations; audits of our employee benefit plans; contractually required audits and compliance assessments; and accounting consultations about the application of GAAP to proposed transactions.

[3] Tax fees generally consist of U.S. and foreign tax compliance and related planning and assistance with tax refund claims, tax consulting, expatriate tax services and tax-related advisory services. Independence risks are mitigated by established safeguards following agreed upon standard work.

[4] All other fees consist of permitted services other than those that meet the criteria above and primarily consist of accounting research software and risk management claims services.

A representative of PwC is expected to be available at our Annual Meeting, will have the opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions from shareholders.

Otis

Proposal 4:

Shareholder proposal to eliminate the one-year ownership requirement to call a special shareholders meeting

We expect the following proposal to be presented by a shareholder at the Annual Meeting. In accordance with SEC rules, the shareholder proposal is presented below as submitted by the shareholder. Otis disclaims all responsibility for the content of the proposal, the graphic and the supporting statement. John Chevedden, 2215 Nelson Ave, No. 205, Redondo Beach, CA 90278 USA, is the proponent of the following shareholder proposal.

THE BOARD RECOMMENDS A VOTE AGAINST THIS PROPOSAL.

Resolution Proposed by Shareholder

Proposal 4 – Special Shareholder Meeting Improvement



Shareholders ask our board to take the steps necessary to amend the appropriate company governing documents to give all shareholders the right to be part of the 15% of shares that are currently required to call for a special shareholder meeting.

The current 100% disenfranchisement of all shares owned for less than one continuous year can block the introduction of new business concepts from shareholders who see emerging opportunities for the company and have the conviction to buy stock in our company. If such shareholders must wait a year for the opportunity to call for a special meeting to introduce these ideas then the opportunity window may well have past.

Shareholders who made their decision to buy Otis stock less than a year ago can be the most informed shareholders. Management now excludes such shareholders from having any formal input in calling for a special shareholder meeting. Such recent shareholders can be the most attuned shareholders to emerging opportunities for Otis.

The shareholders who own 15% of shares for one year could determine that they own 30% of shares outstanding. Thus our current 15% threshold to call special meeting could in practice equal a 30% threshold of all shares outstanding.

This proposal is more important because Otis shareholders have a useless right to act by written consent to express new ideas to management. Management said that it would be mandatory to have the backing of 25% of all shares in existence to do so little as to ask for record date to start the written consent process.

Once the record date is set then these owners of 25% of our stock are on a tight schedule to obtain the backing of 65% of the shares that vote at our annual meeting in order to get the backing of 51% of shares outstanding. It would take an extreme effort to get the backing of the shares that do not even vote at the annual meeting.

Meanwhile in order to get a record date the owners of 25% of our shares outstanding have to disclose their contact information to management. Thus management gets a head start and can use shareholder money to pester the owners of 25% of our shares with messages and telephone calls from professional proxy solicitors in an attempt for them to change their minds on written consent. This is not an attractive situation for any group of shareholders thinking of acting by written consent.

Plus Otis shareholders do not have an independent board chair which is another means to bring new ideas to management that is now closed. Also shareholder engagement is a toothless way to introduce new ideas to management. And management can abruptly discontinue any shareholder engagement program on a whim.

Please vote yes: **Special Shareholder Meeting Improvement – Proposal 4**

Our response — Statement in opposition to Proposal 4

The Board has carefully considered this proposal and believes it is unnecessary and not in the best interests of the company or our shareholders. The Board regularly reviews the company's corporate governance and shareholder engagement practices and believes we have effective and efficient mechanisms for empowering shareholders to communicate with the company's management and the Board in a timely manner. Consequently, the Board recommends that you vote "AGAINST" this proposal for the reasons described below.

Otis shareholders have a meaningful ability to call a special meeting, and the continuous holding threshold protects the long-term interests of the company and our shareholders.

Shareholders already have the meaningful right to call special meetings with shareholders who hold 15% or more of the company's outstanding capital stock for at least one year as they are able to call special meetings. Given the size of the company and our large number of shareholders, a special meeting is a significant undertaking that requires substantial management and financial resources. Accordingly, our current structure strikes an appropriate balance between (i) providing shareholders with the ability to call a special meeting for urgent and important reasons and (ii) protecting against abuse by shareholders with narrow or short-term interests not aligned with the best interests of the company and our shareholders. For example, eliminating the one-year holding period requirement would enable investors to purchase shares and immediately seek to call a special meeting to advance agendas not aligned with the long-term interests of the company and our shareholders. Shareholders who have not held a financial stake in the company for a meaningful period of time should not be afforded the means to call unnecessary, costly and distracting special meetings for matters which can and should be properly pursued through our other mechanisms for engagement.

Otis shareholders have ample opportunities to engage with our Board and management outside of the Annual Meeting of Shareholders.

Active shareholder engagement and responsiveness to the feedback of our shareholders are of critical importance to our Board and management. As described in the "Engagement with shareholders" section of this Proxy Statement, since first becoming an independent, publicly traded company, we have consistently reached out to our shareholders around the world, regularly touching base with more than 70% of our top 100 active shareholders, representing about 40% of the total shares outstanding, and will continue to do so. We do so to understand our shareholders' – and the wider investing public's – current viewpoints and to inform Board and management discussions on a variety of topics.

We are committed to strong and evolving corporate governance practices that promote accountability.

Our Board has continually demonstrated its commitment to strong corporate governance principles that promote shareholders' rights and the accountability of the Board and management to the interests and concerns of our shareholders. The company maintains leading governance policies, including:

- A diverse, majority independent and experienced Board
- All committees being composed of independent directors only
- An independent Lead Director with robust responsibilities
- The annual election of all directors
- Proxy access for director candidates nominated by shareholders
- A majority voting standard in uncontested director elections with a resignation policy in place if a director fails to meet such standard
- No dual class or cumulative voting structure
- No supermajority voting provisions
- Additional avenues for shareholder input, including:
  - The ability of shareholders to suggest qualified Director nominees to our Board
  - Mechanisms for shareholders to communicate directly with the full Board, the Lead Director or any individual director
  - Mechanisms for shareholders to communicate directly with the relevant parties at the company regarding accounting, internal controls, auditing matters or business practices matters

For all of these reasons, the proponent's desire to modify our shareholders' existing ability to call special meetings is neither necessary nor in the best interests of the company or our shareholders. Therefore, our Board recommends voting AGAINST this proposal.

OTIS

Other important information

Stock ownership

Beneficial stock ownership of directors and executive officers

The following table shows information as of March 9, 2022, regarding the beneficial ownership of Otis common stock by:
(i) each director and nominee; (ii) each NEO; and (iii) the directors and executive officers as a group. None of these individuals or the group as a whole beneficially owned more than 1% of Otis common stock as of that date. Unless otherwise noted, each person named in the table has sole voting power and sole investment power of the shares shown.

Directors and Executive Officers	SARs Exercisable within 60 days[1]	RSUs Convertible to Shares within 60 days[2]	DSUs Convertible to Shares within 60 days[3]	Total Shares Beneficially Owned	Percentage of Class (%)
Jeffrey H. Black	–	–	6,529	6,779	*
Kathy Hopinkah Hannan	–	–	6,334	6,334	*
Shailesh G. Jejurikar	–	–	10,556	10,833[4]	*
Christopher J. Kearney	33,303	1,101	1,682	56,867	*
Harold W. McGraw III	–	1,405	29,964	33,171	*
Margaret M. V. Preston	–	–	6,431	7,402[5]	*
Shelley Stewart, Jr.	–	–	6,334	6,334	*
John H. Walker	–	–	11,856	11,856	*
Judith F. Marks	46,119	–	–	116,413	*
Rahul Ghai	12,724	–	–	15,391[6]	*
Nora E. LaFreniere	25,993	–	–	49,701	*
Stéphane de Montlivault	15,631	–	–	38,434	*
Peiming (Perry) Zheng	22,506	–	–	34,008	*
All directors and executive officers as group (17 persons)[7]				444,223	*

[1] The SARs in the table reflect the net number of shares of Otis common stock that would be issued to the executive officers if their vested SARs were exercised within 60 days of March 9, 2022. Once vested, each SAR can be exercised for the number of shares of Otis common stock having a value equal to the increase in value of a share of Otis common stock from the date the SAR was granted through the exercise date. The net number of shares of Otis common stock was calculated using $75.26 per share, which was the closing price of our common stock on March 9, 2022.

[2] These RSUs represent the conversion of RSUs earned as a director of UTC that were converted into Otis RSUs in connection with the Separation. The RSUs vest in equal portions over five years and are distributed in shares of Otis common stock when the director leaves the Board. The table reflects the vested portion of the RSUs, which are the number of shares in which the director has the right to acquire beneficial ownership at any time within 60 days of March 9, 2022, following the director's separation from the Board. Mr. Kearney also holds 275 RSUs originally granted as UTC RSUs that were converted into Otis RSUs in connection with the Separation that are scheduled to vest on April 30, 2024, subject to Mr. Kearney's continued service.

[3] The non-employee director DSUs are converted into Otis common stock upon termination of service. The table reflects the number of shares in which the director has the right to acquire beneficial ownership at any time within 60 days of March 9, 2021, following the director's separation from the Board. For Messrs. McGraw and Kearney, the total also includes DSUs earned as a director of UTC that were converted into Otis DSUs in connection with the Separation.

[4] Includes shares held by a trust.

[5] Includes shares held in individual retirement accounts for Ms. Preston and her spouse, and shares held jointly with her spouse.

[6] Includes shares held in an individual retirement account.

[7] Mr. Calleja, an executive officer, and his spouse hold a total of 90,000 shares (less than 1%) of Zardoya Otis, S.A., which is our majority owned subsidiary whose shares are listed on the Madrid stock exchange.

* Less than 1%

Certain beneficial owners

The following table shows all holders known to Otis to be beneficial owners of more than 5% of the outstanding shares of Otis common stock as of December 31, 2021.

Name and Address	Shares	Percent of Class (%)
The Vanguard Group[1] 100 Vanguard Boulevard Malvern, PA 19355	38,297,402	9.0
BlackRock, Inc.[2] 55 East 52nd Street New York, NY 10055	37,081,287	8.7

[1] The Vanguard Group reported in an SEC filing that, as of December 31, 2021, it held sole voting power with respect to zero shares of Otis common stock, shared voting power with respect to 631,648 shares of Otis common stock, sole dispositive power with respect to 36,655,257 shares of Otis common stock, and shared dispositive power with respect to 1,642,145 shares of Otis common stock.

[2] BlackRock, Inc., reported in an SEC filing that, as of December 31, 2021, it held sole power to vote or to direct the vote of 31,588,408 shares of Otis common stock and sole power to dispose or direct the disposition of 37,081,287 shares of Otis common stock.

Delinquent Section 16(a) reports

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our officers and directors and persons who own more than 10% of a registered class of our equity securities to file reports of ownership on Form 3 and changes in ownership on Form 4 or Form 5 with the SEC. Such directors, executive officers and 10% shareholders also are required by SEC rules to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of copies of such forms received, or on written representations from certain reporting persons for which no other filings were required, we believe that during the year ended December 31, 2021, there was compliance with all Section 16(a) filing requirements applicable to its directors, executive officers and 10% shareholders; however, a late report was filed by Mr. Zheng to report a purchase of 120 shares of our common stock in 2020.

Transactions with related persons

The Otis Related Person Transactions Policy requires review, approval or ratification of "Related Person Transactions," defined by Otis as transactions exceeding $120,000 in which Otis or an Otis subsidiary is a participant and in which an Otis director, executive officer, or a beneficial owner of 5% or more of Otis' outstanding shares, or an immediate family member of any of the foregoing persons, has a direct or indirect material interest.

Under this policy, a director, director nominee and executive officer must notify the Corporate Secretary of any proposed or ongoing transaction, arrangement or relationship in which the amount involved exceeds $120,000, Otis or any of its subsidiaries is a participant, and such person or such person's immediate family member had, has or will have an interest, whether or not such interest is material. On submission, the following process occurs:

- The proposed transaction is reviewed by the Corporate Secretary who will, in consultation with the Chief Compliance Officer, assess whether the transaction may be a Related Person Transaction.
- If the Corporate Secretary and Chief Compliance Officer conclude that the transaction may be a Related Person Transaction, the transaction is submitted to the Board's Nominations and Governance Committee for evaluation.
- The Committee will prohibit any Related Person Transaction that is determined to be inconsistent with the interests of Otis and its shareholders. The Committee has delegated to its Chair the authority to make this determination if review is required prior to the next scheduled Committee meeting. In making this determination, the Committee must take into consideration all relevant facts and circumstances, including whether the transaction is on terms no less favorable to Otis than those available with other parties and the extent of the related person's interest in the transaction.

If the Corporate Secretary learns of a Related Person Transaction that is ongoing or already consummated without having received Committee approval, the Corporate Secretary will promptly submit the transaction to the Committee for review. The Committee will consider all of the relevant facts and circumstances available, shall evaluate all options, including but not limited to ratification, amendment, rescission or termination of the Related Person Transaction, and shall take or recommend to the Board such course of action as appropriate under the circumstances. The Committee also will examine the facts and circumstances pertaining to the failure of such transaction to have been presented to the Committee and shall take such actions deemed appropriate under the circumstances.

Otis' policy generally permits employment of relatives of related persons possessing qualifications consistent with Otis' requirements for non-related persons in similar circumstances, provided the employment is approved by the Chief People Officer and the Chief Compliance Officer.

OTIS

Except for the below, there were no Related Person Transactions identified for 2021.

State Street Bank and Trust Company, a subsidiary of State Street Corporation ("State Street"), is the trustee for Otis' 401(k) plan, and certain other State Street entities provide the Otis 401(k) plan with investment management and custodial services. In 2021, Otis paid State Street $170,419 for these services. Based on public filings, State Street ceased to be a beneficial owner of 5% or more of Otis' outstanding shares in 2021.

Agreements with UTC prior to the Separation

Prior to the Separation, UTC was our sole shareholder and, therefore, was a "related party" prior to the Separation while Otis was a wholly owned subsidiary of UTC. Although UTC ceased to hold any shares of Otis common stock on the completion of the Separation, we are disclosing the following agreements that were approved and entered into between Otis and UTC prior to the Separation while Otis was a wholly owned subsidiary of UTC.

Prior to the Separation, Otis entered into several agreements with UTC and Carrier Global Corporation ("Carrier"), including a separation and distribution agreement that set forth certain agreements with UTC and Carrier regarding the principal actions taken in connection with the Separation. This included identifying the assets transferred, the liabilities assumed and the contracts transferred to each of UTC, Carrier and Otis as part of the Separation, and when and how these transfers and assumptions occurred. Other agreements that Otis entered into that govern aspects of our relationship with UTC and Carrier following the Separation include:

- **Transition Services Agreement ("TSA").** We entered into the TSA under which UTC provided Otis with certain services, and we provided certain services to UTC for a limited time to help ensure an orderly transition following the Separation. As of December 1, 2021, Otis no longer receives services from or provides services to UTC under the TSA.

- **Tax Matters Agreement ("TMA").** We entered into the TMA with UTC and Carrier that governs the parties' respective rights, responsibilities and obligations with respect to tax matters (including responsibility for taxes, entitlement to refunds, allocation of tax attributes, preparation of tax returns, control of tax contests and other tax matters). Subject to certain exceptions set forth in the TMA, Otis generally is responsible for federal, state and foreign taxes imposed on a separate return basis on Otis (or any of its subsidiaries) with respect to taxable periods (or portions thereof) that ended on or prior to the date of the Separation. The TMA provides special rules that allocate responsibility for tax liabilities arising from a failure of the Separation transactions to qualify for tax-free treatment based on the reasons for such failure. The TMA also imposes restrictions on Otis during the two-year period following the Separation that are intended to prevent certain transactions from failing to qualify as transactions that are generally tax-free.

- **Employee Matters Agreement ("EMA") and Intellectual Property Agreement.** We also entered into the EMA, which allocated among Otis, UTC and Carrier the liabilities and responsibilities relating to employment matters, employee compensation and benefit plans and programs, and other related matters, and an intellectual property agreement with UTC and Carrier in connection with the Separation.

Additional information about the terms of these agreements can be found in Otis' information statement, dated March 16, 2020, which was included as Exhibit 99.1 to Otis' Current Report on Form 8-K filed on March 16, 2020, under the section entitled "Certain Relationships and Related Party Transactions." The foregoing summaries of the terms of the material agreements Otis entered into with UTC in connection with the Separation do not purport to be complete and are qualified in their entirety by reference to the full text of the agreements, filed as exhibits to the Otis Current Report on Form 8-K filed on April 3, 2020.

Other matters

Cautionary note concerning factors that may affect future results

This Proxy Statement contains statements which, to the extent they are not statements of historical or present fact, constitute "forward-looking statements" under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide management's current expectations or plans for Otis' future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as "believe," "expect," "expectations," "plans," "strategy," "prospects," "estimate," "project," "target," "anticipate," "will," "should," "see," "guidance," "outlook," "medium-term," "near-term," "confident," "goals" and other words of similar meaning in connection with a discussion of future operating or financial performance, the proposed tender offer by Otis to acquire all of the issued and outstanding shares of Zardoya Otis, S.A. (the "Tender Offer") and the Separation from United Technologies Corporation (now known as Raytheon Technologies Corporation ("RTX")). Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, dividends, share repurchases, tax rates, research & development spend, credit ratings, net indebtedness and other measures of financial performance or potential future plans, strategies or transactions of Otis following the Separation or in connection with the Tender Offer, including the estimated costs associated with the Separation and the Tender Offer, or statements that relate to climate change and our intent to achieve certain environmental, social and governance targets or goals, including operational impacts and costs associated therewith, and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, Otis claims the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation:

- the effect of economic conditions in the industries and markets in which Otis and its businesses operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, levels of end market demand in construction, pandemic health issues (including COVID-19 and variants thereof and the ongoing economic recovery therefrom and their effects on, among other things, global supply, demand and distribution), natural disasters and the financial condition of Otis' customers and suppliers;
- challenges in the development, production, delivery, support, performance and realization of the anticipated benefits of advanced technologies and new products and services;
- future levels of indebtedness, capital spending and research and development spending;
- future availability of credit and factors that may affect such availability, credit market conditions and Otis' capital structure;
- the timing and scope of future repurchases of Otis' common stock ("Common Stock"), which may be suspended at any time due to various factors, including market conditions and the level of other investing activities and uses of cash;
- fluctuations in prices and delays and disruption in delivery of materials and services from suppliers, whether as a result of COVID-19 or otherwise;
- cost reduction or containment actions, restructuring costs and related savings and other consequences thereof;
- new business and investment opportunities;
- the outcome of legal proceedings, investigations and other contingencies;
- pension plan assumptions and future contributions;
- the impact of the negotiation of collective bargaining agreements and labor disputes;
- the effect of changes in political conditions in the U.S. and other countries in which Otis and its businesses operate on general market conditions, global trade policies and currency exchange rates in the near term and beyond;
- the effect of changes in tax, environmental, regulatory (including among other things import/export) and other laws and regulations in the U.S. and other countries in which Otis and its businesses operate;
- the ability of Otis to retain and hire key personnel;
- the scope, nature, impact or timing of acquisition and divestiture activity, including among other things integration of acquired businesses into existing businesses and realization of synergies and opportunities for growth and innovation and incurrence of related costs;
- the timing of closing, if any, of the Tender Offer and the ability to achieve the expected benefits of the Tender Offer and the timing thereof;
- the ability to achieve the expected benefits of the Separation;
- the determination by the Internal Revenue Service and other tax authorities that the distribution or certain related transactions should be treated as taxable transactions; and
- the amount of our obligations and nature of our contractual restrictions pursuant to, and disputes that have or may hereafter arise under the agreements we entered into with RTX and Carrier in connection with the Separation.

Otis

These and other factors are more fully discussed in the "Business," "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in our 2021 Form 10-K and may cause actual results to differ materially from those expressed or implied in the forward-looking statements. The forward-looking statements speak only as of the date of this report, or in the case of any document incorporated by reference, the date of that document. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Additional information as to factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements is disclosed from time to time in our other filings with the SEC.

Availability of corporate documents

The Otis Corporate Governance Guidelines (and related documents), the charters for each Board Committee and Otis' code of ethics (The Otis Absolutes) are available on Otis' website at www.otisinvestors.com/governance/governance-documents. Printed copies will be provided, without charge, to any shareholder on request addressed to the Corporate Secretary at:

Corporate Secretary
Otis Worldwide Corporation
1 Carrier Place
Farmington, CT 06032 USA

Incorporation by reference

In connection with our discussion of director and executive compensation, we have incorporated by reference in this Proxy Statement certain information from Note 13: Employee Benefit Plans to the Consolidated Financial Statements to our 2021 Form 10-K, filed on February 4, 2022 and Note 13: Employee Benefit Plans to the Consolidated Financial Statements to our 2020 Form 10-K, filed on February 5, 2021. These are the only portions of such filings that are incorporated by reference in this Proxy Statement.

Company names, trademarks and trade names

Otis and its subsidiaries' names, abbreviations thereof, logos, and product and service designators are either the registered or unregistered trademarks or trade names of Otis and its subsidiaries. Names of other companies and organizations, abbreviations thereof, logos of other companies and organizations, and product and service designators of other companies are either the registered or unregistered trademarks or trade names of their respective owners.

Frequently asked questions about the Annual Meeting

YOUR VOTE IS IMPORTANT.

Why am I being provided with these proxy materials?

We are providing these proxy materials to you in connection with the solicitation by the Board of proxies to be voted at our Annual Meeting and at any postponed or reconvened meeting.

Who can vote?

All registered shareholders and beneficial owners of shares held in street name are entitled to vote if you owned shares of Otis common stock at the close of business on March 21, 2022, which is referred to as the "record date." For a period of 10 days prior to the Annual Meeting, a list of registered shareholders entitled to vote at the meeting will be available for examination by registered shareholders during normal business hours at our headquarters in Farmington, Connecticut, as long as the examination is for a purpose germane to the meeting. If you would like to view such list of registered holders, please contact the Corporate Secretary's Office to schedule an appointment by mail or email at the addresses set forth on the Otis website at www.otisinvestors.com/governance/governance-documents.

Does the company have a policy about directors' attendance at the Annual Meeting?

We do not have a written policy requiring that directors attend the Annual Meeting, but directors are encouraged to do so unless there is an unavoidable scheduling conflict.

What is the quorum requirement for the Annual Meeting?

Under the Bylaws, a quorum is required to transact business at the Annual Meeting. The holders of a majority of the outstanding shares of Otis common stock as of the record date, present either at the Annual Meeting or by proxy and entitled to vote, will constitute a quorum. As of the record date, 422,743,121 shares of common stock were issued and outstanding.

OTIS

How do I vote?

Registered shareholders.



INTERNET

Online at the Virtual Meeting:
Go to www.virtualshareholdermeeting.com/OTIS2022
You may attend the meeting via the internet and vote during the meeting. Have your Notice of Internet Availability, proxy card or voting instruction form in hand and follow the instructions.

Online in advance of the Virtual Meeting:
Go to www.proxyvote.com
Use the internet to transmit your voting instructions and for electronic delivery of information until 11:59 p.m. Eastern time on May 18, 2022. Have your Notice of Internet Availability, proxy card or voting instruction form in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

Internet and telephone voting facilities will be available 24 hours a day until 11:59 p.m. Eastern time on May 18, 2022. To authenticate your internet or telephone vote, you will need to enter your confidential voter control number as shown on the voting materials you received. If you vote online or by telephone, you do not need to return a proxy card or voting instruction card.



TELEPHONE

1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions until 11:59 p.m. Eastern time on May 18, 2022. Have your Notice of Internet Availability, proxy card or voting instruction form in hand when you call and then follow the instructions.



MAIL

Mark, sign and date your proxy card or voting instruction form and return it in the postage-paid envelope we provided or return it in your own envelope by mailing it to:

Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 USA. Please allow sufficient time for delivery of your proxy card or voting instruction form if you decide to vote by mail.

Beneficial shareholders. If you own shares in street name through an account with a bank, brokerage firm or other intermediary, your intermediary will send you printed copies of the proxy materials or provide instructions on how to access proxy materials electronically. You are entitled to direct the intermediary how to vote your shares by following the voting instructions that the intermediary provides to you.

Changing your vote. If you are a registered shareholder:

- If you voted by telephone or the internet, access the method you used and follow the instructions given for revoking a proxy.
- If you mailed a signed proxy card, mail a new proxy card with a later date (which will override your earlier proxy card).
- Write to the Corporate Secretary providing your name and account information.
- If you are a beneficial shareholder, ask your bank, brokerage firm or other intermediary about how to revoke or change your voting instructions.

How will my shares be voted?

Each share of Otis common stock is entitled to one vote. Your shares will be voted in accordance with your instructions. In addition, if you have returned a signed proxy card or submitted voting instructions by telephone or the internet, the proxy holders will have, and intend to exercise, discretion to vote your shares in accordance with their best judgment on any matters not identified in this Proxy Statement that are brought to a vote at the Annual Meeting. We do not know of any such additional matters at this time, however.

If your shares are registered in your name and you sign and return a proxy card or vote by telephone or the internet but do not give voting instructions on a particular matter, the proxy holders will be authorized to vote your shares on that matter in accordance with the Board's recommendation. If you hold your shares through an account with a broker and do not give voting instructions on a matter, your broker is permitted under NYSE rules to vote your shares in its discretion only on Proposal 3 (Appoint an independent auditor for 2022) and is required to withhold a vote on each of the other proposals, resulting in a so-called "broker non-vote." The impact of abstentions and broker non-votes on the overall voting results is shown in the table below.

How do voting abstentions and broker non-votes affect the voting results?

Matter	Vote Required for Approval	Impact of Abstentions	Impact of Broker Non-Votes
Election of directors	Votes for a nominee must exceed 50% of the votes cast for that nominee	Not counted as votes cast; no impact on outcome	Not counted as votes cast; no impact on outcome
Advisory vote to approve executive compensation	The affirmative vote of the holders of a majority of shares of our common stock, present at the Annual Meeting or represented by proxy and entitled to vote, is required for approval	Counted toward quorum; impact is the same as a vote against	Not counted as votes cast; no impact on outcome
Appoint an independent auditor for 2022	Votes for the proposal must exceed 50% of the votes cast for the proposal	Counted toward quorum; impact is the same as a vote against	Not applicable
Shareholder proposal – Special Shareholder Meeting Improvement	Votes for the proposal must exceed 50% of the votes cast for the proposal	Not counted as votes cast; no impact on outcome	Not counted as votes cast; no impact on outcome

What happens if a director in an uncontested election receives more votes "against" than "for" his or her election?

In an uncontested election of directors, any nominee for director who is an incumbent director and who receives a greater number of votes cast "against" than votes "for" his or her election must, under our Corporate Governance Guidelines, promptly tender his or her resignation to the Chair of the Nominations and Governance Committee following certification of the shareholder vote. The Committee must promptly make a recommendation to the Board about whether to accept or reject the tendered resignation. The director who tendered a resignation may not participate in the Committee's recommendation or the Board's consideration.

Under our Corporate Governance Guidelines, the Board must act on the Committee's recommendation no later than 90 days after the date of the shareholders meeting. Regardless of whether the Board accepts or rejects the resignation, Otis must promptly file a Report on Form 8-K with the SEC that explains the process by which the decision was reached and, if applicable, the reasons for rejecting the tendered resignation.

If a director's resignation is accepted, the Committee also will recommend to the Board whether to fill the vacancy or to reduce the size of the Board. Under the Otis Bylaws, a vacancy arising in these circumstances may be filled by a majority vote of the remaining directors.

Who counts the votes?

Broadridge Financial Solutions ("Broadridge"), an independent entity, will tabulate the votes. At the Annual Meeting, a representative of Broadridge will act as the independent Inspector of Election and in this capacity will supervise the voting, decide the validity of proxies and certify the results.

Broadridge has been instructed to keep the vote of each shareholder confidential, and the vote may not be disclosed, except in legal proceedings or for the purpose of soliciting shareholder votes in a contested proxy solicitation.

How may the company solicit my proxy?

Employees of Otis may solicit proxies on behalf of the Board by mail, email, in person and by telephone. These employees will not receive any additional compensation for these activities. Otis will bear the cost of soliciting proxies and will reimburse banks, brokerage firms and other intermediaries for their reasonable out-of-pocket expenses for forwarding proxy materials to shareholders. Otis has retained Georgeson, Inc., to assist in soliciting proxies for a fee of $16,000 plus expenses.

Why did I receive a Notice of Internet Availability?

To conserve natural resources and reduce costs, we are sending most shareholders a Notice of Internet Availability, as permitted by SEC rules. The Notice of Internet Availability explains how you can access Otis' proxy materials on the internet and how to obtain printed copies if you prefer. It also explains how you can choose either electronic or print delivery of proxy materials for future Annual Meetings of Shareholders.

Otis

Why is the meeting being held virtually?

The Annual Meeting is being held on a virtual-only basis to enable participation by a broader number of shareholders, particularly in view of the continuing impacts of COVID-19. We believe that hosting a virtual meeting will facilitate shareholder attendance by enabling shareholders to safely participate in the Annual Meeting. We have designed the virtual meeting to provide shareholders substantially the same opportunities to participate as they would have at an in-person meeting.

How can I receive my proxy materials electronically?

To conserve natural resources and reduce costs, we encourage shareholders to access their proxy materials electronically.

If you are a registered shareholder, you can sign up at www-us.computershare.com/Investor/#Home to get electronic access to proxy materials for future meetings, rather than receiving them in the mail. Once you sign up, you will receive an email each year explaining how to access the Annual Report to Shareholders and Proxy Statement, and how to vote online. Your enrollment for electronic access will remain in effect unless you cancel it, which you can do up to two weeks before the record date for any future Annual Meeting of Shareholders.

If you are a beneficial shareholder you may obtain electronic access to proxy materials by contacting your bank, brokerage firm or other intermediary.

What materials are mailed to me when I share the same address as another Otis shareholder?

If you share an address with one or more other Otis shareholders, you may have received only a single copy of the 2021 Annual Report, Proxy Statement or Notice of Internet Availability for your entire household. This practice, known as "householding," is intended to reduce printing and mailing costs.

If you are a registered shareholder and you prefer to receive a separate 2021 Annual Report, Proxy Statement or Notice of Internet Availability this year or in the future, or if you are receiving multiple copies at your address and would like to enroll in householding and receive a single copy, please contact Computershare at 1-866-524-0723. If you are a beneficial shareholder, please contact your bank, brokerage firm or other intermediary to make your request. There is no charge for separate copies.

How can I receive a copy of the company's 2021 Annual Report on Form 10-K?

Otis will provide, without charge, a copy of the Annual Report on Form 10-K to any shareholder on a request directed to the Corporate Secretary's Office (see below for contact information).

How do I submit proposals and nominations for the 2023 Annual Meeting?

Shareholder Proposals. To submit a shareholder proposal to be considered for inclusion in Otis' proxy statement for the 2023 Annual Meeting under SEC Rule 14a-8, you must send the proposal to our Corporate Secretary. The Corporate Secretary must receive the proposal in writing by December 9, 2022.

To introduce a proposal for vote at the 2023 Annual Meeting (other than a shareholder proposal included in the proxy statement in accordance with SEC Rule 14a-8), Otis' Bylaws require that the shareholder send advance written notice to the Corporate Secretary for receipt no earlier than January 19, 2023, and no later than February 18, 2023.

Director nominations at the 2023 Annual Meeting. The Otis Bylaws require that a shareholder who wishes to nominate a candidate for election as a director at the 2023 Annual Meeting (other than pursuant to the proxy access provisions of Section 1.16 of the Bylaws) must send advance written notice to the Corporate Secretary for receipt no earlier than January 19, 2023, and no later than February 18, 2023.

Director nominations by proxy access. The Otis Bylaws require that an eligible shareholder who wishes to have a nominee of that shareholder included in the Otis proxy materials for the 2023 Annual Meeting pursuant to the proxy access provisions of Section 1.16 of our Bylaws send advance written notice to the Corporate Secretary for receipt no earlier than November 9, 2022, and no later than December 9, 2022.

Shareholders are advised to review our Bylaws, a copy of which is available on our website listed below, as they contain additional requirements with respect to advance notice of shareholder proposals and director nominations and nominations made under the proxy access provision.

How do I contact the Corporate Secretary's Office?

Shareholders may contact the Corporate Secretary's Office in one of the two methods shown below:

Communication Method	Contact Information
Write a letter	Corporate Secretary Otis Worldwide Corporation 1 Carrier Place Farmington, CT 06032 USA
Send an email	corpsecretary@otis.com

OUR BYLAWS AND OTHER GOVERNANCE DOCUMENTS ARE AVAILABLE AT WWW.OTISINVESTORS.COM/GOVERNANCE/GOVERNANCE-DOCUMENTS.



The paper used in the production of this Proxy Statement is certified to Forest Stewardship Council ® (FSC®) standards, which promote environmentally sound, socially beneficial and economically prosperous management of the world's forests. This Proxy Statement was printed using exclusively vegetable-based inks in a facility that uses 100% renewable wind energy.

Otis

Appendix A: Reconciliation of GAAP measures to corresponding non-GAAP measures

RECONCILIATION OF OPERATING PROFIT TO CORRESPONDING NON-GAAP MEASURES

| | Year Ended December 31, | |
	2021 ($)	2020 ($)
(dollars in millions)		
New Equipment		
Net sales	6,428	5,371
GAAP operating profit	**459**	**318**
Restructuring	23	30
Adjusted New Equipment operating profit	**482**	**348**
Adjusted operating profit margin	7.5%	6.5%
Service		
Net sales	7,870	7,385
GAAP operating profit	**1,762**	**1,611**
Restructuring	33	47
Adjusted service operating profit	**1,795**	**1,658**
Adjusted operating profit margin	22.8%	22.5%
General corporate expenses and other		
General corporate expenses and other	(86)	(87)
Adjusted total operating profit	**2,191**	**1,919**
Total Otis		
GAAP operating profit	**2,108**	**1,639**
Restructuring	56	77
One-time Separation costs	27	119
Expected insurance recovery	–	(17)
Fixed asset impairment	–	85
UTC allocated corporate expenses	–	16
Adjusted total operating profit	**2,191**	**1,919**
Adjusted operating profit margin	**15.3%**	**15.0%**

NET INCOME ATTRIBUTABLE TO COMMON SHAREHOLDERS AND DILUTED EARNINGS PER SHARE (GAAP) TO CORRESPONDING NON-GAAP MEASURES

	Year Ended December 31,	
(dollars in millions, except per share amounts)	2021 ($)	2020 ($)
Adjusted operating profit	**2,191**	**1,919**
Non-service pension cost	(11)	(5)
Net interest expense[1]	(122)	(123)
Adjusted income from operations before income taxes	**2,058**	**1,791**
Income tax expense	(541)	(455)
Tax impact on restructuring and non-recurring items	(20)	(58)
Non-recurring tax items	(26)	(32)
Adjusted net income from operations	**1,471**	**1,246**
Noncontrolling interest	174	150
Adjusted net income attributable to common shareholders	**1,297**	**1,096**
GAAP income attributable to common shareholders	**1,246**	**906**
Restructuring	56	77
One-time Separation costs	27	119
Zardoya Otis Tender Offer debt costs[1]	14	–
Expected insurance recovery	–	(17)
Fixed asset impairment	–	85
UTC allocated corporate expenses	–	16
Tax effects of restructuring, non-recurring items and other adjustments	(20)	(58)
Non-recurring tax items	(26)	(32)
Adjusted net income attributable to common shareholders	**1,297**	**1,096**
Diluted earnings per share	**2.89**	**2.08**
Impact to diluted earnings per share	0.12	0.44
Adjusted diluted earnings per share	**3.01**	**2.52**
Effective tax rate	**27.6%**	**30.1%**
Impact of adjustments on effective tax rate	0.9%	0.3%
Adjusted effective tax rate	**28.5%**	**30.4%**

[1] Otis incurred interest costs associated with the financing of the Zardoya Otis Tender Offer. Interest expense is reflected as adjusted without those costs.

OTIS

RECONCILIATION OF 2021 NET SALES GROWTH (GAAP) TO ORGANIC SALES GROWTH (NON-GAAP)

	Organic	FX Translation	Acquisitions/ Divestitures, Net	Total
New Equipment	15.5%	4.1%	0.1%	19.7%
Service	4.1%	2.3%	0.2%	6.6%
Maintenance and repair	4.5%	2.2%	0.3%	7.0%
Modernization	2.5%	1.9%	0.1%	4.5%
Total net sales	8.9%	3.0%	0.2%	12.1%

RECONCILIATION OF CASH FLOWS FROM OPERATING ACTIVITIES (GAAP) TO FREE CASH FLOW (NON-GAAP)

	Year Ended December 31,	
(dollars in millions)	2021 ($)	2020 ($)
Net income attributable to common shareholders	1,246	906
Net cash flows provided by operating activities	1,750	1,480
Net cash flows provided by operating activities as a percentage of net income attributable to common shareholders	140%	163%
Capital expenditures	(156)	(183)
Capital expenditures as a percentage of net income attributable to common shareholders	(12)%	(20)%
Free cash flow	1,594	1,297
Free cash flow as a percentage of net income attributable to common shareholders	128%	143%

Use and definitions of non-GAAP financial measures

The company reports its financial results in accordance with accounting principles generally accepted in the United States ("GAAP"). We supplement the reporting of our financial information determined under GAAP with certain non-GAAP financial information. The non-GAAP information presented provides investors with additional useful information, but should not be considered in isolation or as substitutes for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. We encourage investors to review our financial statements and publicly filed reports in their entirety and not to rely on any single financial measure.

Organic sales, adjusted operating profit, adjusted diluted earnings per share ("EPS") and free cash flow are non-GAAP financial measures.

Organic sales represents consolidated net sales (a GAAP measure), excluding the impact of foreign currency translation, acquisitions and divestitures completed in the preceding 12 months and other significant items of a non-recurring and/or non-operational nature ("other significant items"). Management believes organic sales is a useful measure in providing period-to-period comparisons of the results of the company's ongoing operational performance.

Adjusted operating profit represents income from continuing operations (a GAAP measure), excluding restructuring costs, other significant items and UTC allocated costs. Adjusted EPS represents diluted earnings per share from continuing operations (a GAAP measure), adjusted for the per share impact of restructuring and other significant items. Management believes that adjusted operating profits and adjusted EPS are useful measures in providing period-to-period comparisons of the results of the company's ongoing operational performance.

Adjusted net income represents net income from continuing operations (a GAAP measure), excluding restructuring costs and other non-recurring significant items, UTC allocated costs and adjusted net interest expense. Adjusted EPS represents diluted earnings per share from continuing operations (a GAAP measure), adjusted for the per share impact of restructuring and other significant items.

The adjusted effective tax rate represents the effective tax rate (a GAAP measure) adjusted for the tax impact of restructuring costs, non-recurring significant items and adjusted net interest expense.

Free cash flow is a non-GAAP financial measure that represents cash flow from operations (a GAAP measure) less capital expenditures. Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing Otis' ability to fund its activities, including the financing of acquisitions, debt service, repurchases of common stock and distribution of earnings to shareholders.

A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables above. These tables provide additional information as to the items and amounts that have been excluded from the adjusted measures.

Otis

Appendix B: Financial performance metrics used in Otis STI program

All performance measures are based on performance of continuing operations, unless otherwise noted.

Metric	Corporate Level	Region Levels
Adjusted Net Income	Otis global consolidated net income from continuing operations attributable to common shareholders, adjusted for restructuring costs, non-recurring and other significant non-operational items	N/A
EBIT	N/A	Earnings at the region level before interest and taxes, at constant currency, adjusted for restructuring costs, non-recurring and other significant non-operational items, and impact of significant acquisitions/divestitures
Free Cash Flow (FCF)	Otis global consolidated net cash flow provided by operating activities, less capital expenditures, adjusted for certain discrete items, non-recurring and other significant non-operational items	An internal measure, at constant currency, and defined as consolidated net cash flow provided by operating activities, less capital expenditures, and adjusted for restructuring, non-recurring and other significant non-operational items
Organic Sales	Consolidated net sales at the Otis' global/region level excluding the impact of foreign currency translation, acquisitions and divestitures completed in the preceding 12 months, and other significant items of a non-recurring and/or non-operational nature	
New Equipment Orders	Net future sales value at the Otis' global/regional level, at constant currency, of contractual obligations to provide our products (including installation) under purchase orders, contracts, options, long-term agreements or other forms of legally binding contractual arrangements	

OTIS

Otis Worldwide Corporation
1 Carrier Place, Farmington, CT 06032 USA
www.otis.com